As filed with the Securities and Exchange Commission on March 22, 1999

                                                      Registration No. 333-74323
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                   FORM S-4/A
                                (Amendment No. 1)
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 WESBANCO, INC.
             (Exact name of registrant as specified in its charter)

        WEST VIRGINIA                   6711                  55-0571723
(State or other jurisdiction     (Primary Standard        (I.R.S. Employer
    of incorportaion or      Industrial Classification     Identification No.)
       organization)               Code Number)

                                 One Bank Plaza
                          WHEELING, WEST VIRGINIA 26003
                                 (304) 234-9000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           EDWARD M. GEORGE, PRESIDENT
                                 WESBANCO, INC.
                                 ONE BANK PLAZA
                          WHEELING, WEST VIRGINIA 26003
                                 (304) 234-9000
      (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                 ---------------

                                WITH COPIES TO:

JAMES C. GARDILL             J. ROBERT VAN KIRK           CHARLES D. DUNBAR
PHILLIPS, GARDILL, KAISER    KIRKPATRICK & LOCKHART LLP   ELIZABETH OSENTON LORD
& ALTMEYER                   1500 OLIVER BUILDING         JACKSON & KELLY, PLLC
61 FOURTEENTH STREET         PITTSBURGH, PENNSYLVANIA     1600 LAIDLEY TOWER
WHEELING, WEST VIRGINIA      15222-2312                   P.O. BOX 553
26003                        (412) 355-6500               CHARLESTON, WV 25322
(304 232-6810                                             (304) 340-1000

                                 ---------------

   Approximate date of commencement of the proposed sale of the securities to the public: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------

                   THE HERITAGE BANK OF HARRISON COUNTY, INC.
                              140 WEST MAIN STREET
                                  P.O. BOX 1110
                         CLARKSBURG, WEST VIRGINIA 26302
                                 ---------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 27, 1999

      Notice is hereby given that a special meeting of shareholders of The Heritage Bank of Harrison County, Inc. will be held on Tuesday, April 27, 1999, at the principal executive offices of Heritage, 140 West Main Street, P.O. Box 1110, Clarksburg, West Virginia, commencing at 9:00 a.m., local time, to consider and vote upon the following matters described in the accompanying proxy statement/prospectus:

            1. Approval and adoption of the Agreement and Plan of Merger, dated as of November 10, 1998, among Heritage, WesBanco, Inc. and WesBanco Bank Fairmont, Inc., a subsidiary of WesBanco, pursuant to which Heritage will be merged with and into Fairmont. A copy of the Agreement and Plan of Merger and First Amendment to the Agreement and Plan of Merger are attached as Appendices I and II to the accompanying proxy statement/prospectus.

            2. The transaction of such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

      Only holders of record of Heritage common stock at the close of business on Friday, March 19, 1999, will be entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting.

      Whether or not you plan to attend the special meeting, please complete, date, sign and return the enclosed proxy card promptly. A return envelope is enclosed for your convenience and requires no postage for mailing in the United States.

                                            By Order of the Board  of Directors,


                                            Mary K. Romeo
                                            Corporate Secretary

Clarksburg, West Virginia
March 26, 1999

                           YOUR VOTE IS VERY IMPORTANT

TO VOTE YOUR SHARES, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND
                MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE

                         SPECIAL MEETING OF SHAREHOLDERS

                  MERGER PROPOSAL--YOUR VOTE IS VERY IMPORTANT

Dear Heritage Shareholder:

      This proxy statement/prospectus is being furnished to you because you own common stock of The Heritage Bank of Harrison County, Inc. The board of directors of Heritage has approved a merger combining Heritage with WesBanco, Inc. and has called a special meeting of the Heritage shareholders for the purpose of voting on the merger. The special meeting will be held at 9:00 a.m. on Tuesday, April 27, 1999, at Heritage's principal executive offices, 140 West Main Street, Clarksburg, West Virginia.

      At the special meeting, you will consider and vote on the merger. We can not complete the merger unless holders of a majority of the Heritage common stock approve it. In the merger, you will receive between 1.515 and 1.923 shares of WesBanco common stock for each share of Heritage common stock you own.

      This proxy statement/prospectus is also the prospectus of WesBanco for up to 460,621 shares of WesBanco common stock to be issued in the merger. WesBanco common stock is quoted on the Nasdaq Stock Market and traded under the symbol "WSBC".

      On behalf of the board of directors of Heritage, we urge you to vote "FOR" approval and adoption of the merger.

                                           Gary F. Jarrell
                                           President and Chief Executive Officer

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES OF WESBANCO COMMON STOCK TO BE ISSUED IN THE MERGER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


THE DATE OF THIS PROXY  STATEMENT/PROSPECTUS  IS MARCH 24,  1999 AND IT IS FIRST
      BEING MAILED TO SHAREHOLDERS OF HERITAGE ON OR ABOUT MARCH 26, 1999.

                                TABLE OF CONTENTS

                                                                            Page

Common Questions and Answers about the Merger.............................     1
Summary...................................................................     2
   The Companies..........................................................     2
   Change in Officers of Heritage.........................................     2
   The Special Meeting....................................................     3
   Voting at the Special Meeting..........................................     3
   Ownership of Heritage Common Stock by WesBanco.........................     3
   The Merger.............................................................     3
   Federal Income Tax Consequences........................................     4
   Dissenters' Rights.....................................................     4
   Regulatory Approvals...................................................     4
   Effective Date of the Merger...........................................     4
   Comparison of Shareholder Rights.......................................     4
   Conditions to the Merger...............................................     4
   Termination of the merger agreement....................................     5
   Accounting Treatment...................................................     5
   WesBanco Anti-Takeover Provisions......................................     5
   Forward-Looking Statements.............................................     5
   Where You Can Find More Information About WesBanco.....................     6
WesBanco, Inc. Selected Financial Data....................................     8
The Heritage Bank of Harrison County, Inc. Selected Financial
   Data...................................................................     9
Pro Forma Combined Financial Information..................................    10
   Pro Forma Combined Balance Sheet.......................................    11
   Pro Forma Combined Income Statements...................................    12
   Notes to Pro Forma Financial Information...............................    13
Comparative Per Share Data................................................    15
Market Prices and Dividend Data...........................................    16
   WesBanco Common Stock Dividend Policy..................................    16
   Heritage Common Stock Dividend Policy..................................    17
The Special Meeting.......................................................    17
   General................................................................    17
   Date, Time and Place of the Special Meeting............................    17
   Record Date; Voting at the Special Meeting.............................    18
The Merger................................................................    19
   Background of the Merger...............................................    19
   Recommendation of the Heritage Board...................................    19
   Heritage Reasons for the Merger........................................    20
   WesBanco Reasons for the Merger........................................    20
   Interest of Certain Persons in the Merger..............................    21
   Effects of the Merger: The Surviving Corporation.......................    21
   Government Approvals...................................................    22
   Rights of Dissenting Shareholders......................................    22
   Resale Restrictions....................................................    24
   Accounting Treatment...................................................    25
   Federal Income Tax Consequences of the Merger..........................    25
The merger agreement......................................................    26
   The Merger.............................................................    26
   Conversion of Securities...............................................    27
   Representations and Warranties.........................................    28
   Mutual Covenants.......................................................    29
   Additional Covenants of Heritage.......................................    29
   Additional Covenants of WesBanco.......................................    30
   Conditions to Obligations of the Parties...............................    31
   Conditions to Obligations of WesBanco..................................    32
   Conditions to Obligations of Heritage..................................    32
   Termination; Expenses..................................................    32
   Amendment or Waiver....................................................    33
Comparative Rights of Shareholders........................................    34
   Description of WesBanco Capital Stock..................................    34
   Description of Heritage Capital Stock..................................    34
   Comparison of Rights of WesBanco and Heritage
   Shareholders...........................................................    35
   Differences in Rights..................................................    35
   Advantages of WesBanco Anti-Takeover Provisions........................    36
   Disadvantages of WesBanco Anti-Takeover Provisions.....................    36
Information with Respect to Heritage......................................    36
   History and Operations.................................................    36
   Competition............................................................    37
   Security Ownership of Certain Beneficial Owners and
   Management.............................................................    38
   Directors and Executive Officers.......................................    40
   Compensation of Messrs. Hansberry and D'Annunzio.......................    40
   Change in Officers of Heritage.........................................    40
Legal Matters.............................................................    40
Experts...................................................................    41
Index to Financial Statements for Heritage................................   F-1
Appendix I--Agreement and Plan of Merger dated as of November 10, 1998, by and between WesBanco, Inc., The Heritage Bank of Harrison County, Inc. and WesBanco Bank Fairmont, Inc.
Appendix II--First Amendment to Agreement and Plan of Merger dated as of February 19, 1999, by and between WesBanco, Inc., The Heritage Bank of Harrison County, Inc. and WesBanco Bank Fairmont, Inc.
Appendix III--West Virginia Dissenters' Rights Statute -- West Virginia Code Annotated ss. 31-1-123

COMMON QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:    Who are the parties to the merger?

A: Heritage will merge with Fairmont, a subsidiary of WesBanco. After the merger, Heritage will cease to exist and Fairmont will continue as the surviving corporation.

Q:    What am I being asked to vote on?

A: You are being asked to vote on the merger. We cannot complete the merger unless the holders of a majority of Heritage's common stock vote to approve the merger.

Q:    If the merger is completed, what will I receive?

A: If the merger is completed, each share of Heritage common stock owned by you will be converted into a number of shares of WesBanco common stock.

Q:    How many shares of WesBanco common stock will I receive in the merger?

A: You will receive between 1.515 and 1.923 shares of WesBanco common stock for each share of Heritage common stock that you hold at the time of the merger, depending on the average market price of WesBanco common stock during a specified period of ten trading days. If this average price is below $26, you will receive 1.923 shares of WesBanco common stock for each share of Heritage common stock that you own. If this average price equals or exceeds $33, you will receive 1.515 shares of WesBanco common stock. If this average price is equal to or greater than $26 and less than $33, you will receive a number of shares of WesBanco common stock between 1.515 and 1.923.

Q:    How will I be affected by the merger?

A: After the merger you will own shares in WesBanco. Although WesBanco is a much larger company than Heritage, because it is a bank holding company there are different regulatory requirements applicable to WesBanco. You should carefully review these differences, which are discussed beginning on page 35.

Q:    What are the tax consequences to Heritage shareholders from the merger?

A: We expect that the merger will be a tax-free transaction for federal income tax purposes for Heritage shareholders. However, you will have to pay taxes on any cash received for dissenters' shares and any cash received in lieu of fractional shares. The tax consequences of the merger to you will depend on your own situation. Therefore, you should consult your tax advisor for a full understanding of the tax consequences of the merger.

Q:    When will the merger be completed?

A: Assuming we receive the required approvals, we expect the merger to be completed during the second quarter of 1999.

Q:    How can I vote if I do not plan to attend the special meeting?

A: You should read this document carefully and then mail your signed proxy card approving or disapproving the merger in the enclosed return envelope as soon as possible. A failure to vote or turn in a proxy card has the same effect as voting against the merger.

Q:    Should I send in my stock certificates now?

A: No. If the merger is completed, we will send you written instructions for exchanging your Heritage common stock for WesBanco common stock.

Q:    Where can I get more information about WesBanco and the merger?

A: You may obtain more information about WesBanco and the merger in this document and in the other sources listed on page 6.

SUMMARY

      You are urged to read the entire proxy statement/prospectus before deciding how to vote your shares. In this proxy statement/prospectus, the words "we" and "us" refer to WesBanco and Heritage together.

      THE COMPANIES

      WesBanco is a bank holding company with banking subsidiaries located in West Virginia and Ohio. Through these subsidiaries, WesBanco conducts a general banking, commercial and trust business. The principal executive offices of WesBanco are located at One Bank Plaza, Wheeling, West Virginia 26003. Its telephone number is (304) 234-9000.

      Heritage is located in Harrison County, West Virginia, and provides general banking services, including personal lines of credit, commercial, agricultural, real estate and installment loans, checking, savings, NOW and money market accounts, certificates of deposit and individual retirement accounts. The offices of Heritage are located at 140 West Main Street, P.O. Box 1110, Clarksburg, West Virginia 26302. Its telephone number is (304) 623-1400.

      Fairmont is a subsidiary of WesBanco. Fairmont has 18 offices in and around the Fairmont, West Virginia area. Following the merger, the business of Heritage will be conducted by Fairmont. The principal executive offices of Fairmont are located at 301 Adams Street, Fairmont, West Virginia 26554. Its telephone number is (304) 368-5000.

      CHANGE IN OFFICERS OF HERITAGE

      On March 1, 1999, Thomas J. Hansberry resigned as the President of Heritage and became the President and Chief Executive Officer of Fairmont and a member of its board of directors. Under the merger agreement, Mr. Hansberry was not to become the President and Chief Executive Officer of Fairmont until after the merger was completed. We decided, however, that it was in our best interests for Mr. Hansberry to assume that position prior to the closing of the merger. Due to regulatory restrictions, however, Mr. Hansberry could not be the President of Heritage and Fairmont at the same time. Accordingly, he resigned from Heritage.

      Gary F. Jarrell, Mr. Hansberry's assistant for many years at Heritage and at other banks, was elected as Heritage's new President and Chief Executive Officer. Mr. Jarrell is a current member of the board of directors of Heritage and been its Executive Vice President since its inception.

      THE SPECIAL MEETING

      The purpose of the special meeting is to consider and vote upon the merger agreement and the merger.

      The special meeting will be held on Tuesday, April 27, 1999 at 9:00 a.m., local time at the offices of Heritage at 140 West Main Street, Clarksburg, West Virginia.

      VOTING AT THE SPECIAL MEETING

      You may vote at the special meeting only if you owned shares of Heritage common stock at the close of business on Friday, March 19, 1999. You may cast one vote for each share of Heritage common stock owned at that date. In order to approve the merger, the holders of a majority of the outstanding shares of Heritage common stock must vote in favor of the merger. As of March 19, 1999 there were 272,032 shares of Heritage common stock outstanding, held by approximately 330 holders of record.

      You can vote your shares by attending the special meeting and voting in person, or by marking the enclosed proxy card with your vote, signing it and mailing it in the enclosed return envelope.

      You can change your vote as late as the date of the special meeting either by sending in a new proxy received prior to the special meeting or by attending the special meeting and voting in person.

      OWNERSHIP OF HERITAGE COMMON STOCK BY WESBANCO

      WesBanco and parties related to WesBanco own a total of 47,045 shares of Heritage common stock, representing approximately 17% of the outstanding shares. See "The Special Meeting--Record Date; Voting at the Special Meeting" on page 18 for more information about WesBanco's ownership of Heritage common stock.

      THE MERGER

      We propose a merger between Fairmont and Heritage, with Fairmont continuing as the surviving corporation. Fairmont will retain its articles of incorporation and by-laws. Fairmont will also retain its officers and directors, except that Vincent F. D'Annunzio, a current director of Heritage, will be added to the board of directors of Fairmont when the merger is completed.

      In the merger, for each share of Heritage common stock you own, you will receive a number of shares of WesBanco common stock in a range between 1.515 and
1.923. The exact number of shares of WesBanco common stock you receive will be calculated according to a formula described in greater detail in this proxy statement/prospectus.

      You will not receive any fractional shares. Instead, you will receive a check in payment for any fractional shares based on the average market value of a share of WesBanco common stock during a specified period prior to the merger. Alternatively, you may purchase the remaining fraction of a share of WesBanco common stock from WesBanco at the value referred to above.

      Your shares of Heritage common stock will be canceled as a result of the merger. However, unless you properly exercise dissenters' rights, you will receive shares of a much larger and more diversified company, as more fully described in this proxy statement/prospectus.

      FEDERAL INCOME TAX CONSEQUENCES

      We intend the merger to be a reorganization for federal income tax purposes. If we obtain this treatment, you will not recognize any gain or loss for federal income tax purposes upon receipt of shares of WesBanco common stock in exchange for your shares of Heritage common stock. However, you will have to pay taxes on any cash received in lieu of fractional shares.

      Because of the complexity of the tax laws and the individual nature of the tax consequences of the merger to a shareholder, you should consult your own tax advisor concerning all federal, state, local and foreign tax consequences of the merger that may apply to you.

      DISSENTERS' RIGHTS

In connection with the merger, you may be entitled to dissenters' rights under West Virginia law. If you properly exercise your dissenters' rights, you will be entitled to receive in cash the fair value of your shares determined as of the day prior to the date of the special meeting, without regard to any appreciation or depreciation in anticipation of the merger. See "The Merger--Rights of Dissenting Shareholders" beginning on page 22.

      REGULATORY APPROVALS

      In addition to your approval, the merger is subject to the approval of the Federal Deposit Insurance Corporation and the West Virginia Board of Banking and Financial Institutions. The West Virginia Board of Banking and Financial Institutions approved the merger on March 8, 1999. We have applied for the approval of the Federal Deposit Insurance Corporation and we expect to receive the approval prior to the special meeting. We cannot guarantee, however, that the Federal Deposit Insurance Corporation will approve the merger or, if approved, whether we will receive the approval in the time frame contemplated by the merger agreement. We also cannot predict whether conditions will be attached to its approval.

      Effective Date of the Merger

      We expect the merger to occur as soon as practicable after shareholder and regulatory approvals have been received, and all applicable regulatory waiting periods have expired.
We expect this to occur during the second quarter of 1999.

      COMPARISON OF SHAREHOLDER RIGHTS

      The rights of the shareholders of WesBanco and Heritage are governed by the articles of incorporation and bylaws of the respective organizations and by West Virginia law, and are similar in many respects. Important differences do exist however. Please see "Comparative Rights of Shareholders" beginning on page 34 for a complete description of these differences.

      CONDITIONS TO THE MERGER

      Several conditions must be satisfied or waived before the merger can be completed, including approval of the shareholders of Heritage. Please see "The merger agreement--Conditions to Obligations of the Parties" beginning on page

31 for a complete list of the conditions that must be satisfied.

      TERMINATION OF THE MERGER AGREEMENT

      We may agree to terminate the merger agreement at any time without completing the merger, even after you have approved it.

      In addition, either of us may decide, without the consent of the other to terminate the merger agreement if the merger has not occurred by November 10, 1999, or if the shareholders of Heritage fail to approve the merger. For a description of other circumstances in which either of us may terminate the merger agreement, see "The merger agreement--Termination; Expenses" beginning on page 32.

      Heritage has the right to terminate the merger agreement if the value of a share of WesBanco common stock falls below $26.00 and if the WesBanco common stock has underperformed an index of other bank stocks by more than 20%. The mechanics of this termination right are very complicated. You should carefully review the complete description of this right contained later in this document.

      ACCOUNTING TREATMENT

      The merger will be treated as a purchase for accounting purposes.

      WESBANCO ANTI-TAKEOVER PROVISIONS

      Because you will receive shares of WesBanco common stock in the merger, you should know that the articles of incorporation of WesBanco contain provisions that may have the effect of discouraging or deterring others from attempting to acquire control of WesBanco. Please see "Comparative Rights of Shareholders" beginning on page 34 for a complete description of these provisions and their potential effect on you.

FORWARD-LOOKING STATEMENTS

      This proxy statement/prospectus, including the information that WesBanco incorporates by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the words "believes," "contemplates," "expects," "may," "will," "should," "would," "anticipates," and similar expressions.
Discussions of strategy are also forward-looking statements.

      We caution you that these statements are not guarantees of future performance and involve risks and uncertainties. In addition, many of these forward-looking statements are based on assumptions about the future that may prove to be inaccurate. Accordingly, actual results may differ materially from those expressed in the forward-looking statements.

      Factors that could cause forward-looking statements to be inaccurate include:

o     changes in the regional and national economies;

o     changes in interest rates;

o     changes in federal and state regulations; and

o     increased competition.

WHERE YOU CAN FIND MORE INFORMATION ABOUT WESBANCO

      WesBanco files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. These filings are available over the internet from the SEC's web site at www.sec.gov. You may inspect and copy WesBanco's filings at the public reference facilities of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549. You may also obtain WesBanco's filings from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C., 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

      This proxy statement/prospectus is part of a registration statement on Form S-4 that WesBanco has filed under the Securities Act of 1933 with respect to the WesBanco common stock to be issued pursuant to the Merger Agreement. As permitted by the SEC, this proxy statement/prospectus does not contain all of the information set forth in the registration statement. If you would like to view the additional information contained in the registration statement, you may do so in the manner discussed in the preceding paragraph.

      Statements in this proxy statement/prospectus that refer to the contents of any omitted documents may be incomplete. In those cases, you are referred to the omitted document for a more complete description. The reference modifies any statements made in this proxy statement/prospectus.

      The SEC allows WesBanco to "incorporate by reference" the information that WesBanco files with the SEC, which means that WesBanco can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement/prospectus, and information that WesBanco files later with the SEC will automatically update and supersede this information.

      WesBanco incorporates by reference its Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and any future filings with the SEC under Sections 13(a), 13(c), 14 or 14(d) of the Securities Exchange Act of 1934.
Future filings include filings made after the date of this proxy statement/prospectus and prior to the date of the special meeting.

      You may request a free copy of this information by writing or telephoning WesBanco at the following address or telephone number:

                           Larry G. Johnson, Secretary
                                 WesBanco, Inc.
                                 One Bank Plaza
                          Wheeling, West Virginia 26003
                                 (304) 234-9000

In order to ensure timely delivery of any documents, you must make your request no later than Tuesday, April 20, 1999.

      You should rely only on the information contained in this proxy statement/prospectus or to which WesBanco has referred you. We have not authorized any person to give any information or to make any representations that are different from those in this document.

      This proxy statement/prospectus is not an offer to sell, and it is not soliciting an offer to buy, any securities other than those offered in this document. This proxy statement/prospectus also is not an offer to sell, and it is not soliciting an offer to buy, any securities offered in this document in any circumstances in which an offer or solicitation is unlawful.

      You should not assume that the information in this proxy statement/ prospectus is accurate as of any date other than the date on the first page of this proxy statement/prospectus.

      All information concerning Heritage contained in this proxy statement/prospectus has been supplied by Heritage and all information concerning WesBanco contained in this proxy statement/prospectus has been supplied by WesBanco.

                                 WESBANCO, INC.
                             SELECTED FINANCIAL DATA
            (UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                  FOR THE YEARS ENDED DECEMBER 31,
                                      -----------------------------------------------------------------------------------
                                         1998               1997              1996              1995              1994
                                      -----------       -----------       -----------       -----------       -----------

SUMMARY STATEMENT OF INCOME:
Interest income                       $   162,718       $   157,790       $   144,383       $   138,507       $   128,653
Interest expense                           73,925            70,005            61,612            59,122            49,281
                                      -----------       -----------       -----------       -----------       -----------
Net interest income                        88,793            87,785            82,771            79,385            79,372

Provision for loan losses                   4,392             5,574             4,795             3,206             6,490
                                      -----------       -----------       -----------       -----------       -----------

Net interest income after
provision
    for loan losses                        84,401            82,211            77,976            76,179            72,882
Other income                               25,715            17,701            15,657            14,385            13,043
Other expense                              68,308            65,182            57,043            55,683            55,826
                                      -----------       -----------       -----------       -----------       -----------

Income before income taxes                 41,808            34,730            36,590            34,881            30,099
Income tax provision                       13,495             9,519            10,648             9,832             7,809
                                      -----------       -----------       -----------       -----------       -----------

Net Income                            $    28,313       $    25,211       $    25,942       $    25,049       $    22,290
                                      ===========       ===========       ===========       ===========       ===========
Preferred stock dividends
and discount accretion                                                                              164               387
                                                                          -----------       -----------       -----------
                                      -----------       -----------       -----------       -----------       -----------
Net Income available to
    common shareholders               $    28,313       $    25,211       $    25,942       $    24,885       $    21,903
                                      ===========       ===========       ===========       ===========       ===========


                                                                       AS OF DECEMBER 31,
                                      -----------------------------------------------------------------------------------
                                         1998               1997              1996              1995              1994
                                      -----------       -----------       -----------       -----------       -----------
Basic earnings per share              $      1.36       $      1.23       $      1.31       $      1.26       $      1.12
Average shares outstanding             20,867,193        20,461,742        19,855,791        19,824,740        19,966,919
Dividends per common share            $     0.840       $     0.786       $     0.720       $     0.640       $     0.573


SELECTED BALANCE SHEET DATA:
Assets                                $ 2,242,712       $ 2,211,543       $ 2,090,750       $ 1,934,675       $ 1,905,055
Securities
                                          680,550           629,218           600,283           609,712           672,043
Net loans
                                        1,353,920         1,321,640         1,305,766         1,140,950         1,051,385
Deposits
                                        1,787,642         1,779,867         1,702,660         1,595,428         1,578,545
Shareholders' equity
                                          296,483           287,995           268,481           245,154           225,913
Book value per common share                 14.35             13.97             13.17             12.33             11.37






                   THE HERITAGE BANK OF HARRISON COUNTY, INC.
                             SELECTED FINANCIAL DATA
            (UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                   FOR THE YEARS ENDED              FOR THE SIX
                                       DECEMBER 31,                 MONTHS ENDED
                                   -------------------              DECEMBER 31,
                                                                    ------------
                                   1998        1997                     1996*
                                  -------    --------               ------------
SUMMARY STATEMENT OF
Income:
Interest income                   $2,098     $1,275                     $263
Interest expense                   1,155        794                      181
                                  ------------------------------------------
Net interest income                  943        481                       82

Provision for loan losses             89        148                       45
                                  ------------------------------------------

Net interest income after
provision for loan losses            854        333                       37
Other income                         205        244                        8
Other expense                      1,130        977                    (198)
                                  ------------------------------------------

Loss before income taxes            (71)      (400)                    (471)
Income tax benefit                  (26)      (190)                    (198)
                                  ------------------------------------------

Net Loss                           ($45)     ($210)                   ($273)
                                  ==========================================


Basic loss per share             ($0.17)    ($0.91)                  ($1.18)
Cash dividend declared             $0.00      $0.00                    $0.00
Average shares outstanding       265,295    231,607                  231,607


                                                AS OF DECEMBER 31,
                                   ---------------------------------------------

                                   1998        1997                     1996
                                  -------   ---------               ------------

SELECTED BALANCE SHEET DATA:
Assets                            $33,049   $25,376                  $15,011
Securities                          2,005     2,465                    3,988
Net loans                          25,327    16,826                    5,606
Deposits                           28,685    21,816                    8,828
Shareholders' equity                4,219     3,453                    3,666
Book value per common share         15.51     14.91                    15.83

*The Heritage Bank of Harrison County began operations in July 1996.

                    PRO FORMA COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma combined balance sheet as of December 31, 1998 and the pro forma combined statement of income for the year ended December 31, 1998 were prepared as if the merger occurred on January 1 of the period presented and are for informational purposes only. The pro forma information is based on the historical financial statements of WesBanco and Heritage. These pro forma statements may not be indicative of the results that actually would have occurred if the merger had been in effect on the dates indicated or which may be obtained in the future. Minor differences may result from rounding. The following information should be read in conjunction with the other financial information of Heritage and WesBanco presented or incorporated in this document, including the notes thereto. Expenses of WestBanco and Heritage relating to the merger are estimated to be between $100,000 and $150,000.

     The merger will be accounted for under the purchase method of accounting. In the merger, Heritage shareholders will receive WesBanco common stock at an exchange ratio which will depend on the average market value of WesBanco common stock over a specified period of time. See "The merger agreement - Conversion of Securities" for a complete explanation of the calculation of the average market value and the exchange ratio. For purposes of the following pro forma financial information, the market value as of December 31, 1998 of $29.50 per share was used as the average market value of WesBanco common stock. Assuming an average market value of $29.50 per share, the exchange ratio would be 1.695 shares of WesBanco common stock for each share of Heritage common stock.

     WesBanco owns 32,500 shares of Heritage common stock having an aggregate book value of approximately $650,000. These shares were not considered in the transaction value. The total transaction value is approximately $11,977,000.



                                                      WESBANCO, INC.
                                 PRO FORMA COMBINED BALANCE SHEET AS OF DECEMBER 31, 1998
                               (UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                                 Adjustments
                                                                              -----------------          Proforma
                                          WesBanco         Heritage           Debit      Credit          Combined
                                         ---------------------------       ----------   ---------        ---------

ASSETS
Cash and due from banks                       $62,989            $969                     $93(g)            $63,865
Due from banks - interest bearing               5,174               -                                         5,174
                                         ------------    ------------      ----------   ---------        ----------
   Total cash and due from banks               68,163             969               -          93            69,039
Federal funds sold                             38,055           1,586                    2,056(a)            37,585
Available for sale securities                 465,705           2,006                      650(c)           467,061
Held to maturity securities                   214,845               -                                       214,845
                                         ------------    ------------      ----------   ---------        ----------
   Total securities                           680,550           2,006               -         650           681,906
Investment in subsidiaries                          0                      $11,977(b)   11,977(c)                 -
Loans, net of unearned income               1,373,018          25,555                                     1,398,573
Allowance for loan losses                    (19,098)           (228)                                      (19,326)
                                         ------------    ------------      ----------   ---------        ----------
   Net loans                                1,353,920          25,327               -           -         1,379,247
Bank premises and equipment                    47,999           2,466          720(d)        6(e)            51,179
Goodwill and other intangibles                 14,837               0        8,411(c)      512(f)            22,016
Other assets                                   39,188             695                      720(d)            39,883
                                         ------------    ------------      ----------   ---------        ----------

   TOTAL ASSETS                            $2,242,712         $33,049         $21,108     $16,014         $2,280,855
                                         ============    ============      ==========   =========        ==========

LIABILITIES
Non interest bearing deposits                $227,349          $2,915                                      $230,264
Interest bearing                            1,560,293          25,770                                     1,586,063
                                         ------------    ------------      ----------   ---------        ----------
   Total deposits                           1,787,642          28,685               -           -         1,816,327


Other borrowings                              134,705               -      ----------   ---------           134,705
                                         ------------    ------------
   Total interest bearing liabilities       1,922,347          28,685               -           -         1,951,032
Other liabilities                              23,882             145          $40(i)                        23,987
                                         ------------    ------------      ----------   ---------        ----------
   TOTAL LIABILITIES                        1,946,229          28,830              40           -         1,975,019

SHAREHOLDERS' EQUITY
Common stock                                   43,742           2,720        2,720(c)                        43,742
Capital surplus                                60,283           2,094        2,094(c)     $500(b)            60,783
Retained earnings                             198,269           (598)          571(h)      598(c)           197,698
Treasury stock                                (9,421)               -        2,056(a)   11,477(b)                 -
Market value adjustment on securities
   available for sale-net of tax effect         3,610               3                                         3,613
                                         ------------    ------------      ----------   ---------        ----------
   TOTAL SHAREHOLDERS'EQUITY                  296,483           4,219           7,441      12,575           305,836
                                         ------------    ------------      ----------   ---------        ----------
   TOTAL LIABILITIES AND SHAREHOLDERS'
      EQUITY                               $2,242,712         $33,049          $7,481     $12,575        $2,280,855
                                         ============    ============      ==========   =========        ==========

Book value per share                           $14.35          $15.51                                        $14.52
Shares outstanding                         20,660,235         272,032                                    21,066,242

SEE NOTES TO PRO FORMA COMBINED FINANCIAL INFORMATION


                                      WESBANCO, INC.
                           PRO FORMA COMBINED INCOME STATEMENTS
                           FOR THE YEAR ENDED DECEMBER 31, 1998
                 (UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA)


                                                        Adjustments
                                                        ------------   Proforma
                                   WesBanco  Heritage   Debit   Credit Combined
                                   ------------------  ------  ----------------
INTEREST INCOME
Interest and fees on loans       $118,766   $1,779                      $120,545
Interest on securities             40,797      184                        40,981
Interest on federal funds sold      3,155      135   $93(g)                3,197
                               ----------  -------   ------  ----     ----------
    Total interest income         162,718    2,098       93     -        164,723


INTEREST EXPENSE
Interest on deposits               67,612    1,155                        68,767
Interest on other borrowings        6,313        0                         6,313
                               ----------  -------   ------  ------   ----------
    TOTAL INTEREST EXPENSE         73,925    1,155        -       -       75,080


NET INTEREST INCOME                88,793      943       93       -       89,643
    Provision for possible          4,392       89                         4,481
    loan losses
                               ----------  -------   ------  ------   ----------
NET INTEREST INCOME AFTER          84,401      854       93       -       85,162
PROVISION FOR LOAN LOSSES

OTHER INCOME
Trust fees                          9,066      100                         9,166
Service charges and other          15,139       96                        15,235
income
Net securities gains                1,510        9                         1,519
                               ----------  -------   ------  ------   ----------
    TOTAL OTHER INCOME             25,715      205        -       -       25,920


OTHER EXPENSE
Salaries, wages, and employee      35,395      666                        36,061
benefits
Premises and equipment - net        9,517       91     6(e)                9,614
Goodwill amortization               1,048        0   512(f)                1,560
Other operating                    22,348      373                        22,721
                               ----------  -------   ------  ------   ----------
    TOTAL OTHER EXPENSE            68,308    1,130      518     -         69,956
Income (loss) before income        41,808     (71)      611     -         41,126
Taxes
Provision (benefit) for income     13,495     (26)           $40(i)       13,429
                               ----------  -------   ------  ------   ----------

    NET INCOME (LOSS)             $28,313    ($45)     $611    $40       $27,697
                               ==========  =======   ======  ======   ==========

Earnings (Loss) Per Share           $1.36   ($0.17)                        $1.30
Average Shares Outstanding     20,867,193   265,295                   21,273,200


SEE NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

                                 WesBanco, Inc.
                    Notes to Pro Forma Financial Information
NOTE 1

     The following represents the estimated pro forma and purchase accounting adjustments related to the acquisition of the net assets of Heritage. Under the purchase method of accounting, the acquiring company records the net assets received at their fair value at the time of the business combination. Excess of the cost over the fair value of the net assets acquired is allocated to goodwill and amortized over a period of fifteen years. These statements and the purchase accounting adjustments are primarily estimates and are not intended to reflect the final valuations at the date of acquisition.

(a) Purchase of treasury stock at $29.50 per share for use in the acquisition of Heritage. The treasury shares purchased may vary from the pro forma results as of the effective date of the transaction. On the acquisition date, WesBanco will issue all or a portion of these shares from existing treasury share balances, with the remaining shares being originally issued.

(b) Investment in Heritage through the issuance of 406,007 treasury shares at fair value of $11,977,205.

(c) Eliminate the shareholders' equity of Heritage and record the excess of purchase price over assets acquired of Heritage (goodwill), excluding the effects of the fair value accounting adjustments for Loans and Deposits.

(d)  Estimated market valuation adjustment of Heritage's Bank Premises.

(e)  Represents    current    period   amortization  on  Heritage's  fair  value
     adjustment on Bank Premises over an estimated remaining life using the straight-line method.

(f)  Current year amortization of Heritage goodwill.

(g)  Reduction  in  interest  income and cash  balance  due to the   decrease in
     Federal Funds using a 4.50% average yield.

(h) Change in net income resulting from the pro forma and purchase accounting adjustments.

(i) Adjustment of tax expense and liability created by the net purchase accounting adjustments.


NOTE 2

     Under the purchase method of accounting, assets and liabilities of Heritage are required to be adjusted to fair market value. The estimated market value adjustments included in the pro forma financial statements have been determined by WesBanco based upon information available. WesBanco cannot be sure that such estimated market values represent the market values that will ultimately result when the proposed transaction is consummated. The actual valuation will depend upon the composition of various components of assets and liabilities along with the respective weighted average remaining lives.

NOTE 3

Summary of Consideration:

Heritage's common stock outstanding as of December 31, 1998:             272,032
Heritage stock owned by WesBanco:                                       (32,500)
                                                                     -----------
Net stock exchange:                                                      239,532
Exchange ratio:                                                            1.695
                                                                     -----------
WesBanco common stock to be exchanged:                                   406,007
Fair Value of WesBanco stock as of December 31, 1998:                     $29.50
                                                                     -----------

Total Consideration:                                                 $11,977,206
                                                                     ===========

                           COMPARATIVE PER SHARE DATA
                                   (unaudited)

     The following table sets forth for WesBanco and Heritage historical and pro forma per share financial information for the year ended December 31, 1998. The pro forma equivalent per share information is computed, where applicable, using the WesBanco pro forma information and an exchange ratio of 1.6951 shares of WesBanco common stock for each share of Heritage common stock. The proforma information could be higher or lower than set forth below, depending on the actual exchange ratio used in the merger. The information in these tables is not necessarily an indicator of future operations and should be read in conjunction with the historical, supplemental and unaudited pro forma financial statements which are furnished within this proxy statement/prospectus.


                                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                     ---------------------------------------

                                          ACTUAL            PRO FORMA
                                          ------            ---------

          WESBANCO COMMON STOCK:

          Primary earnings per share       $1.36               $1.30

          Dividends per share              $0.84               $0.84

          Book value per share            $14.35              $14.52

          HERITAGE COMMON STOCK:

          Primary earnings (loss)         $0.17)               $2.20
          per share

          Dividends per share              $0.00               $1.42

          Book value per share            $15.51              $24.61






-------------------------------
1 On December 31, 1998, the closing price of a share of WesBanco common stock was $29.50. If the exchange ratio was calculated in the manner provided in the Merger Agreement and $29.50 per share was used as the "Average Market Value" of WesBanco common stock, the exchange ratio would equal 1.695.

                         MARKET PRICES AND DIVIDEND DATA

     WesBanco common stock is quoted on the Nasdaq Stock Market and traded under the symbol "WSBC." The table below sets forth for the calendar quarters indicated, the range of high and low sales prices of WesBanco common stock as reported by the Nasdaq Stock Market and the cash dividends declared on WesBanco common stock. There is no established trading market for the Heritage common stock.


                                WESBANCO COMMON STOCK

                                           HIGH          LOW       DIVIDENDS
                                           ----          ---       ---------
         1997
           First Quarter *                 22.17        21.17          .193
           Second Quarter                  27.17        21.33          .193
           Third Quarter                   30.50        25.75          .200
           Fourth Quarter                  31.25        27.50          .200

         1998
           First Quarter                   31.13        27.00          .210
           Second Quarter                  30.94        23.88          .210
           Third Quarter                   28.25        22.00          .210
           Fourth Quarter                  30.00        25.38          .210

         1999
            First Quarter                  29.00        28.38          .220
            (through March 8, 1999)

----------

* Restated to reflect a 50% stock dividend declared June 19, 1997.

     On November 9, 1998, the last full trading day prior to the execution of the Merger Agreement, the closing price per share of WesBanco common stock as reported on the Nasdaq Stock Market was $28.94. On March 19, 1999, the most recent practicable date prior to the printing of this proxy statement/prospectus, the closing price per share of WesBanco common stock as reported on the Nasdaq Stock Market was $27.62.

     You are urged to obtain current market quotations for WesBanco common stock. Prices at which WesBanco common stock may trade prior to the merger may not be indicative of prices at which WesBanco common stock may trade following the merger.

     Heritage common stock is not listed on any exchange, quotation system or over-the-counter market and is not actively traded. However, since November 8, 1996, a total of 5,255 shares of Heritage common stock have been traded in approximately 15 transactions known to Heritage. In each of these transactions, the buyer paid $20.00 for each share of Heritage common stock.

     WESBANCO COMMON STOCK DIVIDEND POLICY

     WesBanco has historically declared and paid cash dividends on a quarterly basis. WesBanco anticipates that, after the merger, it will initially declare quarterly dividends on shares of WesBanco common stock of $0.22 per share. You are cautioned, however, that the WesBanco board of directors may, at any time and without notice, stop declaring dividends or reduce the amount of the dividend.

     Whether  WesBanco  pays a dividend,  and the amount of any  dividend,  will depend upon WesBanco's results of operations, financial condition, cash requirements, future prospects, limitations imposed by credit agreements or senior securities and other factors deemed relevant by the WesBanco board of directors. Because WesBanco's principal source of income is dividends from its subsidiaries, its ability to pay future dividends will depend upon the financial condition and earnings of its subsidiaries.

     WesBanco may pay dividends at the discretion of its board of directors out of any funds legally available for the payment of dividends under West Virginia law. Under the West Virginia Corporation Act, dividends may be paid out of unreserved and unrestricted earned surplus, and, additionally, in certain circumstances and with the affirmative vote of holders of a majority of WesBanco's outstanding shares, out of capital surplus. WesBanco may never pay a dividend, however, if, at the time of or after payment of the dividend, it is or would be insolvent.

     HERITAGE COMMON STOCK DIVIDEND POLICY

     Heritage has never declared or paid a dividend on the Heritage common stock. Heritage may pay dividends at the discretion of its board of directors out of any funds legally available for the payment of dividends under West Virginia law. Under the West Virginia Corporation Act, dividends may be paid out of unreserved and unrestricted earned surplus, and, additionally, in certain circumstances and with the approval of holders of a majority of its outstanding shares, out of capital surplus. Heritage may never pay a dividend, however, if at the time of or after payment of the dividend, it is or would be insolvent.

THE SPECIAL MEETING

     GENERAL

     This proxy statement/prospectus and the accompanying proxy card are being mailed to you on or about March 26, 1999. The Heritage board of directors is soliciting proxies from the holders of Heritage common stock to be voted at the special meeting. The special meeting has been called to consider and vote upon the merger agreement providing for (i) the merger of Heritage with Fairmont, and
(ii) the exchange of each outstanding share of Heritage common stock for shares of WesBanco common stock.

     The Heritage board of directors unanimously has approved the merger agreement and recommends that you vote FOR approval thereof.

     Copies of the merger agreement and the first amendment to the merger agreement are attached to this proxy statement/prospectus as Appendices I and II and are incorporated by reference into this document in their entirety. You should read these agreements carefully.

     DATE, TIME AND PLACE OF THE SPECIAL MEETING

     The special meeting will be held on Tuesday, April 27, 1999, at 9:00 a.m., local time, in the principal executive offices of Heritage, at 140 West Main Street, Clarksburg, West Virginia.

     RECORD DATE; VOTING AT THE SPECIAL MEETING

     Only holders of record of Heritage common stock on March 19, 1999, will be entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting. On that date, there were 272,032 shares of Heritage common stock outstanding and entitled to vote at the special meeting. Each share is entitled to one vote. As of March 2, 1999, there were approximately 330 holders of record of Heritage common stock.

     The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Heritage common stock is necessary to constitute a quorum at the special meeting. The holders of at least a majority of the outstanding shares of Heritage common stock must vote in favor of the merger in order to approve it. Abstentions and broker non-votes will have the effect of a vote against approval of the merger agreement and the merger.

     Each director and executive officer of Heritage who owns or has control over shares of Heritage common stock has advised Heritage that he or she will vote FOR adoption and approval of the merger agreement. As of March 2, 1999, the directors, executive officers and affiliates of Heritage owned or controlled the vote of 61,635 shares of Heritage common stock, constituting approximately 23% of the outstanding shares of Heritage common stock.

     WesBanco owns 32,500 shares of Heritage common stock, representing approximately 12% of the outstanding shares of Heritage common stock. William E. Witschey, a director of WesBanco, indirectly owns 3,250 shares of Heritage common stock, representing approximately 1% of the outstanding shares. These shares are owned directly by Witschey Realty, Inc., a corporation of which Mr. Witschey is a director, officer and significant shareholder. Mr. Hansberry, a director and the President and Chief Executive Officer of Fairmont, and the former President of Heritage, beneficially owns 11,295 shares of Heritage common stock representing approximately 4.2% of the outstanding shares. No other directors, officers or affiliates of WesBanco own shares of Heritage common stock.

     All shares of Heritage common stock represented at the special meeting by properly executed proxies received prior to or at the special meeting, and not revoked, will be voted at the special meeting in accordance with the instructions on the proxies. If you properly execute a proxy but include no voting instructions, your shares will be voted to approve the merger agreement and authorize the merger.

     The Heritage board of directors does not know of any matters, other than as described in the notice of special meeting, which are to come before the special meeting. If any other matters are properly presented at the special meeting for action, the persons named in the enclosed form of proxy will have the authority to vote on those matters in their discretion.

     If you give a proxy, you have the right to revoke it at any time before it is voted. You may revoke your proxy by (i) filing with the Secretary of Heritage a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of Heritage before the taking of the vote at the special meeting, or (iii) attending the special meeting and voting in person. Any written notice of revocation or subsequent proxy should be sent so as to be delivered to

Heritage, 140 West Main Street, P.O. Box 1110, Clarksburg,  West Virginia 26302,
Attention: Corporate Secretary, or hand delivered to the foregoing representative of Heritage, at or before the taking of the vote at the special meeting.

     Heritage will bear the cost of the solicitation of proxies, except that WesBanco will bear the costs of preparing, printing and mailing this proxy statement/prospectus. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of Heritage in person or by telephone, telegram or other means of communication. These directors, officers and employees will not be additionally compensated but may be reimbursed  for  out-of-pocket  expenses  they  incur  in  connection  with  the solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Heritage common stock held of record by such persons. Heritage may reimburse these custodians, nominees and fiduciaries for reasonable out-of-pocket expenses they incur in connection therewith.

     DO NOT SEND YOUR STOCK CERTIFICATES WITH YOUR PROXY CARD.

THE MERGER

     The following description of the terms of the merger is qualified in its entirety by reference to the provisions of the merger agreement and the first amendment to the merger agreement, which are attached to this proxy statement/prospectus as Appendices I and II and incorporated into this document by reference. You are strongly encouraged to read the merger agreement for a more complete description of the terms of the merger.

     BACKGROUND OF THE MERGER

     Prior to the formation of Heritage, Wesbanco received regulatory approval from the Federal Reserve Bank of Cleveland to acquire up to 12-1/2% of the stock of Heritage. Pursuant to this approval, WesBanco became an original shareholder of Heritage. Thomas J. Hansberry, the President and Chief Executive Officer of Heritage from its inception until March 1, 1999, formerly served as the Commissioner of Banking of the West Virginia Division of Banking and was personally acquainted with Edward M. George, the President of WesBanco. Mr. Hansberry also served with Mr. George as a member of the West Virginia Board of Banking and Financial Institutions and, accordingly, had occasion, from time to time, to discuss their respective banking organizations.

     On August 6, 1998, Mr. George initiated informal discussions with Mr. Hansberry regarding Heritage's operating philosophy, products and services. Mr. George and Mr. Hansberry also met on August 18th, October 20th and October 29th, 1998. The main focus of these meetings was the compatibility of Heritage and WesBanco and the similarities in, and the differences between, their operating philosophies. During the October meetings, the parties began negotiating the terms of an acquisition transaction.

     The negotiations and discussions lead the parties to conclude that a combination of WesBanco and Heritage would create a more competitive financial institution in downtown Clarksburg, West Virginia, than either could be alone, and that the combination would better serve the needs of the banks' respective customers in Clarksburg. On November 10, 1998, the parties agreed on the terms of a transaction and executed the definitive merger agreement.

     RECOMMENDATION OF THE HERITAGE BOARD

     The Heritage board of directors has unanimously approved the merger agreement and recommends that you vote FOR approval and adoption of the merger agreement. The Heritage board of directors has determined that the merger is in your best interests and in the best interests of the employees and customers of Heritage.

     HERITAGE REASONS FOR THE MERGER

     Financial Terms of Merger. The Heritage board of directors believes that, based on historical and anticipated trading prices for WesBanco common stock, the value of the consideration to be received by you represents fair multiples of Heritage's per share book value and earnings. The board also considered that the merger will result in a substantial increase in dividend income per share to you, although there can be no assurance that WesBanco's current dividends are indicative of future dividends.

     Non-financial Terms of the Merger. The Heritage board of directors also considered the social and economic effects of the merger on Heritage's employees, depositors, customers, and others dealing with Heritage, and the community in which Heritage is located and operates. The board also believed that the shareholders would benefit by owning shares in a publicly traded company.

     Certain Financial and Other Information Concerning WesBanco. The Heritage board of directors also considered the business and financial condition of WesBanco and its position among its peer group of financial institutions in West Virginia and Ohio in terms of profitability, capital adequacy and asset quality. The board considered that historical dividends per share and net income per share of WesBanco common stock represent a substantial increase in historical dividends per share and net income per share of Heritage common stock, although there can be no assurance that pro forma amounts are indicative of future dividends or income per share of WesBanco common stock. The board further considered the reputation and business practices of WesBanco and its management as they would affect the employees of Heritage.

     Other Possible Alternatives. Having thoroughly explored other possible alternatives to the transaction with WesBanco, including remaining independent, the Heritage board of directors believes that the transaction with WesBanco is the best available alternative for you and Heritage at this time.

     The Heritage board of directors believes that the merger and the merger agreement are advisable and are fair to and in the best interests of you and Heritage. The Heritage board of directors unanimously recommends that you vote FOR approval and adoption of the merger and the merger agreement.

     WESBANCO REASONS FOR THE MERGER

     WesBanco's board of directors believes that the combination of its resources with those of Heritage will afford the resulting combined institution better opportunities to compete with other financial and non-financial institutions (including other commercial banks, thrift institutions, finance companies, credit unions, money market mutual funds, brokerage firms, investment companies, credit companies, insurance companies and retail stores that maintain their own credit operations) in the markets in which Heritage and WesBanco's subsidiary banks conduct their business. The merger will also provide WesBanco with a presence in downtown Clarksburg, West Virginia, which will afford WesBanco an opportunity for future growth in that market. The combined entity will also benefit from the elimination of duplicative expenses.

     The combined entity will be able to offer a broader range of services than that currently available to Heritage customers. These additional services include mutual funds, broader loan programs and, through participation by affiliated banks, the ability to service larger loan transactions.

     In summary, WesBanco's board of directors believes that the merger will enable both Heritage and WesBanco to better serve the financial needs of their communities. The WesBanco board of directors also believes that WesBanco will obtain these benefits at a cost that, under all the facts and circumstances, is reasonable.

     INTEREST OF CERTAIN PERSONS IN THE MERGER

     As of March 2, 1999, directors and officers of Heritage beneficially owned,
in  the  aggregate,   61,635  shares  of  Heritage  common  stock,  representing approximately 23% of the outstanding shares of Heritage common stock.

     All of Heritage's directors and officers will, as a result of the merger, obtain an equity interest in WesBanco in exchange for their shares of Heritage common stock. Each of them will receive the same number of shares of WesBanco common stock for each share of Heritage common stock owned by him or her as every other Heritage shareholder. Directors and officers of Heritage will be treated the same as other Heritage shareholders, except that they may be subject to certain restrictions on any resale of WesBanco common stock received by them pursuant to the merger. See "Resale Restrictions" below.

     The executive officers and directors of Heritage do not own any shares of WesBanco common stock.

     Pursuant to the merger agreement, after the merger, Mr. Hansberry will become a director of WesBanco and a member of the executive committee of that board. Mr. D'Annunzio will become a director of Fairmont.

     As of March 2, 1999, WesBanco held 32,500 shares of Heritage common stock, representing approximately 12% of the outstanding shares of Heritage common stock. Other than Mr. Hansberry, the President and Chief Executive Officer of Fairmont, who owns 11,295 shares, and Mr. Witschey, a director of WesBanco who indirectly owns 3,250 shares, no directors, executive officers or affiliates of WesBanco own shares of Heritage common stock.

     Except for counsel fees paid to a director of WesBanco in the ordinary course of business in connection with this transaction, no directors, officers or affiliates of WesBanco have any special interest in the merger or are receiving any special consideration or compensation as a result of the merger.

     No outstanding transactions between Heritage or WesBanco and their respective affiliates, and any directors, officers, or principal shareholders of Heritage or WesBanco or their respective associates, including any outstanding loans or trust relationships, will be affected by the merger.

     EFFECTS OF THE MERGER: THE SURVIVING CORPORATION

     The merger will become effective at the time the Articles of Merger are filed with, and the Certificate of Merger is issued by, the Secretary of State of the State of West Virginia. At that time, the separate existence of Heritage will cease and Fairmont will be the surviving corporation. The assets, liabilities, and capital of Heritage will be merged into Fairmont and those assets, liabilities and capital will then constitute part of the assets, liabilities and capital of Fairmont. Fairmont will continue to operate under its articles of incorporation and bylaws effective as of the day of the merger.

     The articles of incorporation and bylaws of WesBanco will be unaffected by the merger. The tenure of the directors and officers of WesBanco immediately prior to the merger will be unaffected by the merger. For information concerning WesBanco's current management, see WesBanco's Annual Proxy Statement filed pursuant to Section 14(a) of the Securities Exchange Act on March 18, 1999. See "Where You Can Find More Information About WesBanco."

     If the merger had occurred as of December 31, 1998, Heritage would have, on a pro forma consolidated basis, constituted approximately 1.6% of deposits, 1.4% of assets, and 1.4% of equity of WesBanco, and its shareholders would have held approximately 2.2% of the total outstanding shares of WesBanco. In addition, for the year ended December 31, 1998, Heritage would have contributed approximately 1.0% of net interest income and 0.0% of net income to WesBanco on a pro forma consolidated basis.

     These percentages reflect the relative size of Heritage as of December 31, 1998 and may change with the normal variances in the rates of growth for deposits and loans for all WesBanco affiliates. Additionally, it is contemplated that WesBanco may combine with other financial institutions in the future and these mergers may affect the percentages shown above. WesBanco is not presently involved in any other material merger transactions for which definitive agreements or letters of intent have been executed.

     GOVERNMENT APPROVALS

     The completion of the merger is conditioned upon the approval of the merger by the West Virginia Board of Banking and Financial Institutions and the Federal Deposit Insurance Corporation.

     Applications for approval were filed with the Federal Deposit Insurance Corporation and the West Virginia Board of Banking and Financial Institutions on January 23, 1999 and January 21, 1999, respectively. Approval of the merger was received from the West Virginia Board of Banking and Financial Institutions on March 8, 1999. Approval of the merger has not yet been received from the Federal Deposit Insurance Corporation.

     The merger cannot proceed in the absence of these regulatory approvals. Although there can be no assurances, we believe that the required governmental approval of the Federal Deposit Insurance Corporation will be obtained.

     RIGHTS OF DISSENTING SHAREHOLDERS

     If you object to the merger and comply with Section 31-1-123 of the West Virginia Corporation Act, you are entitled to payment of the fair value of your shares. The fair value of the shares will be determined as of the day prior to the date of the special meeting without regard to any appreciation or depreciation in anticipation of the merger.

     The following is a brief summary of the steps you must take to perfect your dissenters' rights under West Virginia law.

This summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the provisions of Section 31-1-123 of the West Virginia Corporation Act, which is reproduced in full as Appendix III to this proxy statement/prospectus.

     You Must Object to the Merger in Writing. You must file written objection to the proposed merger with the Secretary of Heritage prior to or at the special meeting.

     You Must Not Vote in Favor of the Merger. You must not vote your shares in favor of the merger. You are not required to vote against the merger, but if you vote for the merger you will lose your right to exercise dissenters' rights.

     You Must Make Written Demand for Fair Value. You must make written demand on Heritage or the surviving corporation for payment of the fair value of your shares within 10 days after the vote is taken at the special meeting. Voting against the merger does not constitute the demand for payment required by law. If you fail to make such written demand within the 10-day period, you will be bound by the terms of the merger agreement. The written demand may be addressed to Gary F. Jarrell, President, The Heritage Bank of Harrison County, Inc., 140 West Main Street, P.O. Box 1110, Clarksburg, West Virginia 26302. Once you demand to be paid the fair value of your shares, you cannot withdraw your demand without the permission of Heritage or the surviving corporation.

     Your Rights as a Dissenting Shareholder. If you make such a demand, you shall thereafter be entitled only to payment as a dissenting shareholder as provided by law and you shall not be entitled to vote or to exercise any other rights of a shareholder of Heritage. Your right to be paid the fair value of your shares will cease, and your status as a shareholder of Heritage will be restored, without prejudice to any corporate proceedings which may have been taken during the interim, if any of the following events occurs:

o your demand is withdrawn with the consent of Heritage or the surviving corporation;

o    the merger is abandoned or rescinded;

o    the Heritage shareholders revoke the authority to effect the merger;

o no demand or petition for the determination of fair value by a court of general civil jurisdiction has been made or filed within the time provided by statute; or

o    a court  of  general  civil   jurisdiction   determines   that  you are not
     entitled to relief as a dissenting shareholder.

          You Must Surrender your Certificate(s). You must surrender your stock certificates to Heritage or the surviving corporation within 20 days after demanding payment for your shares so that a notation that such demand has been made may be placed on your stock certificates. Your failure to surrender your certificates shall, at Heritage's or the surviving corporation's option, terminate your dissenters' rights unless a court, for good cause shown, directs otherwise.

          Surviving Corporation Must Make Offer. If you have demanded to be paid the fair value of your shares, within 10 days after the merger becomes effective the surviving corporation must give you written notice of the merger and offer, in writing, to purchase your shares at a price deemed by the surviving corporation to be the fair value of your shares. The offer must be accompanied by a balance sheet of Heritage as of the latest available date, which shall not be more than twelve months prior to the making of the offer, and a profit and loss statement of Heritage for the twelve month period ended on the date of that balance sheet. If within 30 days after the merger becomes effective, you and the surviving corporation agree upon the fair value, you will be entitled to receive the agreed payment for your shares within 90 days after the merger becomes effective upon surrender of your shares. Upon payment of the agreed value, you shall cease to have any interest in your shares of Heritage common stock.

     Filing Suit. If you and the surviving corporation fail to agree upon the fair value within 30 days after the merger becomes effective then, within 30 days after receipt of written demand from any dissenting shareholder, which written demand must be given within 60 days after the merger becomes effective, the surviving corporation will file a complaint in the Circuit Court of Harrison County, West Virginia, requesting that the fair value of the shares be found and determined. If the surviving corporation fails to institute such a proceeding, you or any other dissenting shareholder may do so in the name of the surviving corporation.

     To exercise your dissenters' rights, strict adherence to the provisions of West Virginia law is required. If you think you may desire to exercise your dissenters' rights, you should carefully review the statutory provisions attached to this proxy statement/prospectus as Appendix III. As in all legal matters, you would be well advised to seek the guidance of an attorney.

     If you receive cash for the fair value of your shares of Heritage common stock, that cash will be subject to federal income taxes. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with Sections 302 and 1001 (and in certain cases, other provisions) of the Internal Revenue Code of 1986 (the "IRC"). If you are contemplating the possible exercise of dissenters' rights, you are urged to consult a tax advisor as to the federal (and any applicable state and local) income tax consequences resulting from such an election.

     RESALE RESTRICTIONS

     The shares of WesBanco common stock that you will receive in the merger will be registered under the Securities Act of 1933. Under current law, if you are not an affiliate of WesBanco or Heritage within the meaning of Rule 144 under the Securities Act of 1933, you may sell or transfer any shares of WesBanco common stock that you receive in the merger without need of further registration under the Securities Act of 1933.

     If you are an affiliate of Heritage before the merger or an affiliate of WesBanco after the merger, you may resell the shares of WesBanco common stock issued to you in the merger only:

o in transactions permitted by Rules 144 and 145 under the Securities Act of 1933;

o    pursuant to an effective registration statement; or

o    in transactions exempt from registration.

     Generally, if you are an executive officer, director or a principal shareholder or other control person of Heritage or WesBanco, you may be deemed to be an affiliate for these purposes. Other shareholders would not be deemed to be affiliates. Rules 144 and 145, insofar as relevant to shares acquired in the merger, impose restrictions on the manner in which affiliates may make resales and also on the quantity of resales that such affiliates, and others with whom they might act in concert, may make within any three-month period.

     It is a condition to WesBanco's obligation to consummate the merger that Heritage deliver to WesBanco a schedule specifying the persons who may be deemed to be affiliates of Heritage and use its best efforts to cause each affiliate to deliver to WesBanco, prior to the closing of the merger, an affiliate's letter. An affiliate's letter is a letter that states that the shares of WesBanco common stock issued to an affiliate pursuant to the merger will not be sold or otherwise disposed of except:

o    in  accordance   with  Rule  145 (where the  affiliate  has given  WesBanco evidence of compliance with the rule reasonably  satisfactory to WesBanco);
     or

o pursuant to an effective registration statement under the Securities Act of 1933 unless such person has furnished to WesBanco a no-action or interpretive letter from the SEC or an opinion of counsel reasonably satisfactory to WesBanco that such transaction is exempt from or otherwise complies with the registration requirements of the Securities Act of 1933.

     An affiliate's letter also acknowledges that the certificates representing the shares of WesBanco common stock received by the affiliate may bear a legend regarding these restrictions.

     ACCOUNTING TREATMENT

     The merger will be accounted for as a purchase by WesBanco. The results of this accounting treatment are shown in the unaudited combined pro forma financial data included on pages 10 through 14 of this proxy statement/prospectus.

     FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The merger is conditioned upon receipt of a legal opinion as to the principal federal income tax consequences expected to result from the merger. Counsel for WesBanco, Kirkpatrick & Lockhart LLP, will provide this opinion.

     The following summary of the material federal income tax consequences expected to result from the merger is qualified in its entirety by reference to the full text of the opinion of Kirkpatrick & Lockhart, including the assumptions upon which that opinion is based. The opinion is filed as Exhibit 8 to the registration statement of which this proxy statement/prospectus is a part. Neither the opinion nor this summary addresses any tax considerations under foreign, state or local laws, or the tax considerations to shareholders other than individual United States citizens who hold their shares of WesBanco common stock or Heritage common stock as a capital asset within the meaning of
Section 1221 of the IRC.

     No rulings have been requested from the Internal Revenue Service as to the federal income tax consequences of the merger. You should be aware that the opinion of Kirkpatrick & Lockhart is not binding on the IRS and the IRS is not precluded from taking a different position. You should also be aware that some of the federal income tax consequences of the merger are governed by provisions of the IRC as to which there are no final regulations and little or no judicial or administrative guidance. Kirkpatrick & Lockhart's opinion is based upon the federal income tax laws as in effect on the date of the opinion and as those laws are currently interpreted. There can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements contained herein or in the opinion.

     The federal income tax consequences discussed below are conditioned upon, and Kirkpatrick & Lockhart's opinion is based upon, the accuracy, as of the date of this proxy statement/prospectus and at, as of and after the time the merger becomes effective, of certain assumptions. These assumptions include, but are not limited to, the following:

o that the shareholders of Heritage receive shares of WesBanco common stock stock with a value on the date the merger becomes effective of not less than fifty percent (50%) of the value of the Heritage common stock as of the same date;

o that following the merger, WesBanco will continue the historic business of of Heritage or use a significant portion of Heritage's historic business assets in a business; and

o    that a bona fide corporate business purpose exists for the merger.

     As of the date of this proxy statement/prospectus, WesBanco and Heritage believe that all of these assumptions are now, and will be at, as of and after the time the merger becomes effective, accurate. If either WesBanco or Heritage learns before that time that the assumptions are false and that its counsel therefore believes that the merger is unlikely to be treated as a tax-free reorganization, then additional shareholder approval will be obtained before consummation of the merger.

     Subject to the limitations and assumptions described above, Kirkpatrick & Lockhart will render an opinion to WesBanco and Heritage that the merger will have the following federal income tax consequences:

o No gain or loss will be recognized by WesBanco, Heritage or Fairmont as a a result of the transactions contemplated in the merger agreement;

o No gain or loss will be recognized by the shareholders of Heritage as a result of their exchange of Heritage common stock for WesBanco common stock, except to the extent any shareholder receives cash in lieu of a fractional share or as a dissenting shareholder;

o The holding period of the WesBanco common stock received in the merger will will include the period during which the stock of Heritage exchanged therefor was held, provided such stock was a capital asset in the hands of the holder on the date of exchange; and

o The federal income tax basis of the WesBanco common stock received in the the merger will be the same as the basis of the Heritage common stock exchanged therefor.

     The tax consequences of the merger may vary depending upon your particular circumstances. You are urged to consult your own tax advisor to determine the particular tax consequences of the merger to you, including the applicability and effect of any state, local or foreign income, property, transfer and other tax laws.

THE MERGER AGREEMENT

     The following summary of the merger agreement is qualified in its entirety by reference to the Agreement and Plan of Merger and the First Amendment to the Agreement and Plan of Merger, copies of which are attached to this proxy statement/prospectus as Appendices I and II. You are urged to read these documents for a more complete description of the merger.

     THE MERGER

     After approval and adoption of the merger agreement by the Heritage shareholders, and the satisfaction or waiver of other conditions to the merger, Heritage will be merged into Fairmont, with Fairmont continuing as the surviving corporation. The articles of incorporation and bylaws of Fairmont immediately prior to the merger will constitute the articles of incorporation and bylaws of the surviving corporation.


     CONVERSION OF SECURITIES

     In the merger, each share of Heritage common stock issued and outstanding immediately prior to the time the merger becomes effective (subject to certain exceptions) will be exchanged for and become, without action on the part of the shareholder, the right to receive a certain number of shares of WesBanco common stock.

     In the merger agreement, the term "Exchange Ratio" refers to the number of shares of WesBanco common stock that each share of Heritage common stock will be exchanged for. The Exchange Ratio depends on the market value of WesBanco common stock over a specified period of time. The Exchange Ratio will be determined as follows:

o    if the  WesBanco  Market  Value (as  defined   below) is  greater   than or
     equal to $33.00, then each share of Heritage common stock will be exchanged for 1.515 shares of WesBanco common stock;

o if the WesBanco Market Value is less than $33.00 but greater than or equal to $26.00, then each share of Heritage common stock will be exchanged for the number of shares of WesBanco common stock obtained by dividing $50.00 per share by the WesBanco Market Value; and

o    if the  WesBanco   Market  Value  is less  than $26.00,  then each share of
     Heritage common stock will be exchanged for 1.923 shares of WesBanco common stock.

     The "WesBanco Market Value" is the average of the closing prices of WesBanco common stock on the Nasdaq Stock Market for each of the 10 consecutive trading days ending on the 5th trading day before the "Determination Date."

     The "Determination Date" is the date on which the last required governmental approval is obtained with respect to the merger without regard to any requisite waiting period. If the merger does not become effective on or before the 16th day following the last regulatory approval solely because of the non-expiration of waiting periods, then the Determination Date will be the date 5 business days before the date the merger becomes effective.

      Shares of Heritage common stock held by Heritage in its treasury or beneficially owned by Fairmont or WesBanco (other than in a fiduciary capacity by them for others) will not be exchanged for shares of WesBanco common stock in the merger. Instead, these shares will be canceled and retired. Shares of Heritage common stock as to which dissenters' rights are properly exercised also will not be exchanged for shares of WesBanco common stock in the merger.

     No fractional shares of WesBanco common stock will be issued in the merger. Either cash will be paid in lieu of fractional shares, or, at your election you may purchase the remaining fraction of a share. In either case, the value of the fractional share will be based on a whole share value of the WesBanco Market Value.

     Promptly after the merger becomes effective, American Stock Transfer & Trust Company will mail transmittal forms and exchange instructions to each holder of record of Heritage common stock to be used to exchange shares of Heritage common stock for shares of WesBanco common stock. These transmittal letters will be accompanied by instructions specifying other details of the exchange. You should not send in your certificates until you receive a transmittal form and instructions.

     After the merger becomes effective, each certificate evidencing shares of Heritage common stock will be deemed to evidence only the right to receive:

o the number of shares of WesBanco common stock that the holder is entitled to receive by virtue of the merger; and

o the cash payment for any fractional share of WesBanco common stock which which the holder does not elect to purchase.

     The holder of an unexchanged certificate will not be entitled to receive any dividend or other distribution payable by WesBanco until the certificate has been exchanged.

     REPRESENTATIONS AND WARRANTIES

     The  merger  agreement  contains  various  customary   representations  and
warranties of Heritage, WesBanco, and Fairmont. These representations and warranties, which will terminate when the merger becomes effective, relate to, among other things:

o the corporate organization and qualification of Heritage, WesBanco, and WesBanco's subsidiaries, including Fairmont, and certain similar corporate matters;

o the authorization, execution, delivery, and enforceability of the merger agreement and related matters;

o the absence of any violation under the charters and bylaws of Heritage, WesBanco, or WesBanco's subsidiaries, or under contracts or laws;

o    the financial statements of each of Heritage and WesBanco;

o    the absence of undisclosed   suits,   actions,   proceedings,   claims,  or
     investigations   against   either   Heritage,   WesBanco,   or

     WesBanco's subsidiaries;

o    the capital structure of Heritage, WesBanco, and Fairmont;

o    material contracts;

o    the absence of materially adverse contracts;

o    the absence of undisclosed liabilities;

o    title to properties;

o    the accuracy of information provided in this proxy statement/prospectus;

o    taxes, tax returns and audits, and certain tax matters;

o    the absence of certain materially adverse changes or events;

o the maintenance of fidelity bonds by Heritage, WesBanco, and WesBanco's subsidiaries;

o    certain benefit matters;

o    the absence of labor disputes;

o    the adequacy of reserves for possible loan losses;

o    the ownership by Heritage and WesBanco of their subsidiaries;

o the filing and delivery of certain reports under the Securities Exchange Act of 1934; and

o the authority of WesBanco to issue shares of WesBanco common stock under under the merger agreement.

     MUTUAL COVENANTS

     Pursuant to the merger agreement, Heritage and WesBanco have agreed that, until the merger becomes effective or the merger agreement is terminated, whichever occurs first, each will, with some exceptions:

o use its best efforts to take, or cause to be taken, all action required under the merger agreement on its part to be taken so as to permit the consummation of the merger at the earliest possible date;

o cooperate in furnishing information for the preparation and filing of this proxy statement/prospectus;

o cooperate in the filing of any regulatory applications with respect to the merger; and

o advise the other of any materially adverse change in its financial condition, assets, business, or operations, or of any material changes or inaccuracies in data provided to the other party pursuant to the merger agreement.

     ADDITIONAL COVENANTS OF HERITAGE

     HERITAGE HAS FURTHER AGREED THAT:

o    it will not make any change in its authorized capital stock;

o    it will not issue any shares of Heritage common stock;

o it will not issue or grant any options, warrants, or other rights to purchase shares of Heritage common stock;

o it will not declare or pay any dividends or other distributions on any shares of Heritage common stock;

o    it will not  purchase,  otherwise  acquire,  or  agree   to   acquire   for
     consideration any Heritage common stock (other than in a fiduciary capacity);

o except as otherwise contemplated by the merger agreement or required by law, it will not amend any employment agreement, or any pension, retirement, stock option, profit sharing, deferred compensation, consultant, bonus, group insurance, or similar plan;

o    it will not take any action  materially   and   adversely   affecting   the
     financial condition (present or prospective), businesses, properties, or operations of Heritage;

o    it will not  acquire  or merge with  any  other   company  or  acquire  any
     branch or, other than in the ordinary course of business, any assets of any other company;

o    except  in the  ordinary  course   of  business,  it  will  not   mortgage,
     pledge, or subject any of its material assets to a lien or other encumbrance, or incur or cancel any material debts or claims;

o    it  will  not  increase   any  compensation   or  benefits  payable  to its
     officers or employees, except in the ordinary course of its business as heretofore conducted;

o    it will not take  any other  action   not in  the  ordinary  course of  its

     business as heretofore conducted or incur any material obligation or enter into any material contract;

o it will not amend its charter or bylaws, except as necessary to carry out the merger or as required by law;

o it will advise WesBanco of the name and address of, and the number of shares of Heritage common stock held by, each shareholder who elects to exercise his or her right to dissent from the merger;

o it will operate its business only in the ordinary course and consistent with past practice;

o it will not, and will not permit any person acting on its behalf to, solicit any acquisition proposal, including any proposal to merge or consolidate with, or acquire all or any substantial portion of the assets of, Heritage, or any tender or exchange offer (or proposal to make any tender or exchange offer) for any shares of stock of Heritage, or any proposal to acquire more than 5% of the outstanding shares of stock of Heritage or any options, warrants, or rights to acquire, or securities convertible into or exchangeable for, more than 5% of the outstanding shares of stock of Heritage; and

o    it will maintain its insurance at  existing levels.

     ADDITIONAL COVENANTS OF WESBANCO

     WesBanco has further agreed that:

o prior to or at the closing of the merger, it will deliver to American Stock Transfer & Trust Company shares of WesBanco common stock and cash sufficient in amount to meet the requirements of the merger;

o it will cause Fairmont to execute and enter into the merger agreement and cause Fairmont to take the actions required of it in the merger agreement;

o it will deliver to Heritage copies of its Forms 10-K, 10-Q and 8-K filed after the execution of the merger agreement; and

o    as  of  the  time  the   merger  becomes  effective,  it will  appoint  Mr.
     Hansberry to the board of directors of WesBanco and to the executive committee of the board.

     CONDITIONS TO OBLIGATIONS OF THE PARTIES

     The respective obligations of Heritage and WesBanco to effect the merger are subject to the following conditions, among others:

o the approval of the merger agreement by a majority of the shareholders of Heritage;

o the absence of an order by the West Virginia Board of Banking and Financial Institutions disapproving the acquisition of Heritage by WesBanco and the merger of Heritage with and into Fairmont pursuant to the merger agreement;

o the issuance of a Certificate of Merger by the West Virginia Secretary of State for the merger;

o    the  approval  by   the  Federal  Deposit  Insurance  Corporation  of   the
     application of Fairmont to merge with Heritage;

o    the  effective   status  of the  registration   statement  on  the date the
     merger closes and a declaration of effectiveness regarding, or a withdrawal of, all post-effective amendments thereto by that date;

o    the  absence  of a  pending  or  threatened   stop   order or   proceedings

     seeking a stop order suspending the effectiveness of the registration statement or any amendments thereto;

o the receipt of all required state securities and "Blue Sky" permits or approvals;

o    the absence of any order to restrain,   enjoin,  or otherwise  prevent  the
     consummation of the merger entered by any court or administrative body which remains in effect on the date the merger closes;

o the receipt of all material governmental or other consents, approvals, and permissions, including the filing of the registration statement with the

     SEC and the West Virginia Securities Commissioner;

o the expiration of all periods for review, objection, or appeal of or to any consents, approvals or permissions required for the consummation of the merger;

o the exercise of dissenters' rights in accordance with the West Virginia Corporation Act by not more than 10% of the holders of Heritage common stock;

o on or before the date the merger closes, the receipt of a ruling from the IRS, or instead, at the option of Heritage, an opinion from counsel for WesBanco, to the effect that for federal income tax purposes the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the IRC, and regarding certain other tax matters;

o the absence of any action, proceeding, regulation, or legislation before any court, governmental agency, or legislative body to enjoin, restrain or prohibit, or to obtain substantial damages with respect to, the merger agreement or the consummation of the transactions contemplated therein;

o the absence of any required divestiture or cessation of any significant part of the present operations of Heritage, WesBanco, or any of their subsidiaries;

o the accuracy in all material respects of the representations and warranties of the parties set forth in the merger agreement;

o    the receipt of legal opinions from the parties' counsel; and

o    the delivery of certified  copies  of the  resolutions  duly adopted by the boards of directors of Heritage, WesBanco, and Fairmont, and the shareholders of Heritage and Fairmont, approving the merger agreement and authorizing the transactions contemplated therein.

     CONDITIONS TO OBLIGATIONS OF WESBANCO

     In addition to the conditions discussed above, the consummation of the merger by WesBanco is conditioned upon:

o the receipt of a schedule identifying all persons who may be deemed to be affiliates of Heritage under Rule 145 of the Securities Act of 1933, and the delivery of affiliate letters by those persons; and

o the absence of any suit, action, or proceeding pending against Heritage or or its officers or directors in their capacity as such, which, in the reasonable judgment of WesBanco would, if successful, have a materially adverse effect on the financial condition or operations of Heritage.

     CONDITIONS TO OBLIGATIONS OF HERITAGE

     The consummation of the merger by Heritage is also conditioned upon:

o the absence of any suit, action, or proceeding pending against WesBanco or any of its subsidiaries or the officers or directors of WesBanco or of any of its subsidiaries in their capacity as such, which, in the reasonable judgment of Heritage would, if successful, have a materially adverse effect on the financial condition or operations of WesBanco or any of its subsidiaries; and

o    the absence of any change in control of  WesBanco since September 30, 1998.

     TERMINATION; EXPENSES

     The merger agreement may be terminated at any time prior to the closing of the merger, either before or after the special meeting:

o    by mutual consent of Heritage and WesBanco;

o by either Heritage or WesBanco if any of the conditions to such party's obligations to close under the merger agreement have not been met as of the date the merger is to close and such conditions have not been waived by the party adversely affected thereby;

o    by  either  Heritage  or  WesBanco  if   the  merger   will   violate   any
     non-appealable   final  order,   decree,   or  judgment  of  any  court  or
     governmental body having competent jurisdiction;

o by either Heritage or WesBanco if the merger has not closed by November 10, 1999;

o by either Heritage or WesBanco in the event that the shareholders of Heritage vote against consummation of the merger; or

o by the Heritage board of directors if, on the Determination Date, both of of the following conditions are satisfied:

     (i) the WesBanco Market Value is less than $26.00, and

     (ii) the number obtained by dividing the WesBanco Market Value by $28.50 (the "Heritage Ratio") is less than the number obtained by dividing the Average Index Value by the Index Value on the date of this Agreement, and subtracting 0.20 from that quotient (the "Index Ratio").

     If Heritage elects to exercise the termination right described immediately above, it must give prompt notice to WesBanco. During the two days commencing with its receipt of the notice, WesBanco will have the option to adjust the Exchange Ratio to equal the lesser of (A) the quotient established by dividing
(a) the product of $26.00 and the Exchange Ratio as then in effect by (b) the WesBanco Market Value and (B) the quotient obtained by dividing (a) the product of the Index Ratio and the Exchange Ratio as then in effect by (b) the Heritage Ratio. If WesBanco exercises the option, the merger agreement will not be terminated.

     The "Average Index Value" is the average of the close of the Nasdaq Bank Index as published in the Wall Street Journal for the ten consecutive full Nasdaq trading days ending at the close of trading on the

Determination Date. The "Index Value" on a given date means the Nasdaq Bank Index close for such date.

     In the event of any termination of the merger agreement by either Heritage or WesBanco as provided above, all further obligations of Heritage and WesBanco under the merger agreement, except with respect to specified matters, including without limitation those related to confidentiality and expenses, will terminate without further liability of the parties.

     Whether or not the merger is consummated, all legal and accounting fees, and other costs and expenses incurred in connection with the merger agreement and the transactions contemplated therein, will be paid by the party incurring such expenses.

     AMENDMENT OR WAIVER

     The provisions of the merger agreement may be waived at any time by the party which is, or the shareholders of which are, entitled to the benefit of those provisions, by action taken by the board of directors of that party. Any of the terms of the merger agreement may be amended or modified in writing before or after the special meeting at any time prior to the closing of the merger. The Exchange Ratio and any other material terms of the merger will not be amended after the special meeting unless the amended terms are resubmitted to the shareholders of Heritage for approval.

     The merger agreement may not be modified or terminated except by a written statement signed by the party against which the enforcement of the modification or termination is sought.

COMPARATIVE RIGHTS OF SHAREHOLDERS

     DESCRIPTION OF WESBANCO CAPITAL STOCK

     The authorized capital stock of WesBanco consists of 50,000,000 shares of common stock, par value $2.0833 per share, and 1,000,000 shares of preferred stock without par value. As of March 2, 1999, there were approximately 20,507,144 shares of WesBanco common stock outstanding, held of record by approximately 5,577 holders.

     As of the date of this proxy statement/prospectus, there were no shares of preferred stock outstanding. Shares of preferred stock may be issued in one or more classes or series with such preferences, voting rights, full or limited, but not to exceed one vote per share, conversion rights and other special rights as the WesBanco board of directors may fix in the resolution providing for the issuance of the shares. The issuance of shares of preferred stock could affect the relative rights of the WesBanco common stock.

     Depending upon the exact terms, limitations and relative rights and preferences, if any, of the shares of preferred stock as determined by the board of directors at the time of issuance, the holders of preferred stock may be entitled to a higher dividend rate than that paid on the WesBanco common stock, a prior claim on funds available for the payment of dividends, a fixed preferential payment in the event of liquidation and dissolution of WesBanco, redemption rights, rights to convert their preferred stock into shares of WesBanco common stock, and voting rights which would tend to dilute the voting control of WesBanco by the holders of WesBanco common stock.

     Subject to the above limitations, in the event of any liquidation, dissolution or winding up of WesBanco, and subject to the application of state and federal laws, holders of WesBanco common stock are entitled to share ratably in the assets available for distribution to stockholders remaining after payment of WesBanco's obligations.

     Each share of WesBanco common stock is entitled to one vote, and to cumulate votes in the election of directors. No holder of shares of WesBanco common stock has any preemptive right to subscribe for or purchase any other securities of WesBanco, and there are no conversion rights or redemption or sinking fund provisions applicable to WesBanco common stock. However, WesBanco elects directors on a staggered basis by class with terms of three years. This provision of its articles of incorporation requires a super majority vote of its shareholders to change. See "Comparison of Rights of WesBanco and Heritage Shareholders" on page 35.

     DESCRIPTION OF HERITAGE CAPITAL STOCK

     The authorized capital stock of Heritage consists of 300,000 shares of common stock, par value of $10.00 per share. As of March 2, 1999, there were approximately 272,032 shares of Heritage common stock outstanding, held of record by approximately 330 holders.

     Each share of Heritage common stock is entitled to one vote. No holder of shares of Heritage common stock has any preemptive right to subscribe for or purchase any other securities of Heritage, and there are no conversion rights or redemption or sinking fund provisions applicable to Heritage common stock.

     Dividends may be paid on Heritage common stock at the discretion of the Heritage board of directors out of any funds legally available therefor. For a discussion of Heritage's dividend policy and restrictions on the payment of dividends, see "Market Prices and Dividend Data."

     In the event of a dissolution of Heritage, the liquidation of its assets, or the winding up of its affairs, and subject to the application of state and federal laws, the holders of Heritage common stock will be entitled to share ratably in the assets of Heritage available for distributions to its shareholders remaining after payment of Heritage's obligations.

     COMPARISON OF RIGHTS OF WESBANCO AND HERITAGE SHAREHOLDERS

     The rights of the Heritage shareholders and the WesBanco shareholders are governed by the respective articles of incorporation and bylaws of each corporation and West Virginia law. In many respects, the rights of Heritage shareholders and WesBanco shareholders are similar. For example:

o Holders of common stock of each corporation are entitled to one vote for each share of common stock and to receive pro rata any assets distributed to shareholders upon liquidation.

o    Neither corporation's shareholders have preemptive rights.

o    The  shareholders  of both  corporations   have   the   right  under   West
     Virginia law to dissent from certain corporate transactions and to elect dissenters' rights.

o    The  shareholders of  both  corporations   have  cumulative   voting in the
     election of directors.

     DIFFERENCES IN RIGHTS

     There are, however, differences between the rights of Heritage shareholders and WesBanco shareholders. For example:

o WesBanco's bylaws require that shareholders who intend to nominate candidates for election to the board of directors must give written notice of such intent at least 30 days prior to the date of any shareholders meeting called for such purpose. Heritage's bylaws do not require prior written notice of shareholder nominations for directors.

o The directors of WesBanco are elected for staggered terms of three years, with no more than one-third of the directors being elected in any one year. The directors of Heritage are elected annually, each to serve for a term of one year.

o WesBanco's articles of incorporation contain certain "super majority provisions." These provisions provide that the affirmative vote of the holders of not less than 75% of the outstanding shares of the voting stock of WesBanco will be required to amend or repeal the articles of incorporation provision dealing with the classification of the board of directors into three separate classes, each to serve for staggered terms of three years. Heritage's articles of incorporation contain no such provision.

     In addition, Heritage, as a banking corporation, is subject to certain restrictions on dividends under West Virginia law that WesBanco, as a bank holding company, is not subject to. Section 31A-4-25 of the West Virginia Code provides that not less than one-tenth part of the net profits of the preceding half year (in the case of quarterly or semi-annual dividends) or the preceding two consecutive half-year periods (in the case of annual dividends) must be carried to a bank's surplus fund until the surplus fund equals the amount of its capital stock. The prior approval of the West Virginia Commissioner of Banking is required if the total dividends declared by a state bank in any calendar year will exceed the bank's net profits for that year combined with its retained net profits for the preceding two years. Section 31A-4-12 of the West Virginia Code provides that the outstanding shares of a bank may be assessed if its common stock becomes impaired by losses or otherwise.

     ADVANTAGES OF WESBANCO ANTI-TAKEOVER PROVISIONS

     Some of the provisions of WesBanco's articles of incorporation and bylaws discussed above may constitute defensive measures in that they may discourage or deter a third party from attempting to acquire control of WesBanco. They are designed, in part, to discourage and to insulate the corporation against hostile takeover efforts, which the WesBanco board of directors might determine are not in the best interests of WesBanco and its shareholders. The provisions are designed as reasonable precautions to protect against, and to assure the opportunity to assess and evaluate, such confrontations.

     DISADVANTAGES OF WESBANCO ANTI-TAKEOVER PROVISIONS

     The classification of the board of directors makes it more difficult to change directors since they are elected for terms of three years rather than one year, and at least two annual meetings instead of one are required to change a majority of the board of directors. Furthermore, due to the smaller number of directors to be elected at each annual meeting, holders of a minority of the voting stock may be in a less favorable position to elect directors through the use of cumulative voting.

     The super majority provision makes it more difficult for shareholders to effect changes in the classification of directors.

     The ability of the board of directors to issue additional shares of common and preferred stock also permits the board of directors to authorize issuances of stock which may be dilutive and, in the case of preferred stock, which may affect the substantive rights of shareholders without requiring an additional shareholder vote.

     Collectively, the provisions may be beneficial to management in a hostile takeover attempt, making it more difficult to effect changes, and at the same time, adversely affecting shareholders who might wish to participate in such a takeover attempt.

     The foregoing identification of certain specific differences between the rights of WesBanco and Heritage shareholders is not intended to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the West Virginia Corporation Act and the articles and bylaws of WesBanco and Heritage.

INFORMATION WITH RESPECT TO HERITAGE

     HISTORY AND OPERATIONS

     Heritage is a West Virginia state-chartered bank which was incorporated on March 14, 1995, and opened for business on July 15, 1996. The FDIC insures Heritage's deposits. Heritage engages in general banking business with the primary market area being Harrison County, West Virginia.

     Heritage provides consumers, businesses and governments with a broad range of banking services, including personal lines of credit, commercial, agricultural, real estate and installment loans, checking, savings, NOW and money market accounts, certificates of deposit and individual retirement accounts. At December 31, 1998, Heritage had total assets of approximately $33,049,000, deposits of approximately $28,685,000 and shareholders' equity of approximately $4,219,000.

     The FDIC insures all of Heritage's deposit accounts up to the maximum allowed by law (generally $100,000 per depositor, subject to aggregation rules). Heritage solicits these accounts from individuals, businesses, associations and organizations, and governmental authorities.

     Heritage also offers a full range of short-to-medium-term commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements) and purchase of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education and personal investments. Heritage originates and holds or sells into the secondary market fixed and variable rate mortgage loans and real estate construction and acquisition loans.

     COMPETITION

     For most of the services that Heritage performs, there is competition from financial institutions other than commercial banks. For instance, credit unions and issuers of commercial paper and money market funds actively compete for funds and for various types of loans. In addition, personal and corporate trust and investment counseling services are offered by insurance companies, investment counseling firms and other business firms and individuals.

     Due to the geographic location of Heritage's primary market area, the existence of larger financial institutions in Clarksburg, West Virginia, influences the competition in the market area. In addition, larger regional and national corporations continue to be increasingly visible in offering a broad range of financial services to all types of commercial and consumer customers.

     The principal competitive factors in the markets for deposits and loans are interest rates, either paid or charged. The chartering of numerous new banks in West Virginia has increased competition for Heritage. The 1986 legislation passed by the West Virginia legislature allowing state-wide branch banking provides increased opportunities for Heritage, but it also increases competition for Heritage in its service area.

     In addition, in 1994, Congress passed the Riegle-Neal Interstate Banking and Branching Efficiency Act. Under this act, absent contrary action by a state's legislature, interstate branch banking may occur after June 1, 1997. States are permitted to participate to a variety of degrees in interstate banking or states may elect to "opt out." In 1996, the West Virginia legislature elected to "opt in" effective May 31, 1997. Accordingly, out-of-state banks may form de novo banks or may acquire existing branches of West Virginia banks on a reciprocal basis.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of March 2, 1999, information with respect to the securities holdings of all persons known to Heritage to be the beneficial owners of more than 5% of the outstanding shares of Heritage common stock. Also set forth in the table is the beneficial ownership of all shares of Heritage common stock as of such date of all directors and named executive officers, individually, and all directors and executive officers as a group. Unless otherwise indicated, the address of each person in the following table is 140 West Main Street, Clarksburg, WV 26302.




                             Number of Shares
Name and Address             Beneficially Owned              Percent of Class
----------------             ------------------              ----------------

H. Thomas Corrie              52,750                              19.39%
950 Kanawha Blvd. East
Charleston, WV  25301

WesBanco, Inc.                32,500                              11.95
One Bank Plaza
Wheeling, WV  26003

Thomas J. Hansberry(1)
301 Adams Street
Fairmont, WV  26554           11,295                                4.15

David G. Allen                 3,900(2)                             1.43
David B. Alvarez               4,625(3)                             1.70
Samuel J. Cann                 1,300                                   *
Vincent F. D'Annunzio          7,500(4)                             6.43
James T. Goots                 1,500                                   *
Gary F. Jarrell               10,400(5)                             3.82
Thomas W. Kupec                  650                                   *
Roger J. Lehosit               1,300(6)                                *
James A. Matish                4,050(7)                             1.49
Amo J.S. Paas                  3,250(8)                             1.19
Angela R. Policano             2,080(9)                               *
James P. Rogers                2,900(10)                            1.07
David H. Rollins               6,750                                2.48
Mary K. Romeo                    130                                   *
J. Thomas Small                  650                                   *
David K. Turner                  650                                   *
    All executive officers
    and directors as a group
    (16 persons)              61,635                               22.66
---------

* Less than 1%

(1) Mr. Hansberry resigned as the President of Heritage on March 1, 1999 and on the same date became the President and Chief Executive Officer of Farimont. Mr. Hansberry is not included in "All executive officers and directors as a group" in this table.

(2)  Includes  2,600 shares held by a trust of which Mr. Allen is trustee.

(3) Includes 4,000 shares held by Mr. Alvarez as custodian for related minors. Excludes 1,000 shares held by Mr. Alvarez's wife. Mr. Alvarez disclaims beneficial ownership of the shares held by his wife.

(4) Includes 9,500 shares owned by Beverage Distributors, Inc., a corporation in which Mr. D'Annunzio has a substantial interest and of which he is President. Also includes 6,500 shares held by a profit sharing plan of which Mr. D'Annunzio is trustee.

(5)  Includes  5,500 shares held in Mr. Jarrell's IRA account.

(6)  Mr. Lehosit shares voting  authority over these shares with his wife.

(7)  Includes 150 shares over which Mr. Matish shares voting  authority.

(8)  Includes  650  shares  owned  by Mr.  Paas'  minor children.

(9) Includes 1,950 shares over which Ms. Policano shares voting authority with her husband. (10) Includes 500 shares owned by Mercer Drug Store, Inc., a corporation in which Mr. Rogers has a substantial interest and of which he is President. Also includes 1,500 shares over which Mr. Rogers shares voting authority with his wife.

     DIRECTORS AND EXECUTIVE OFFICERS

     After the merger, Mr. Hansberry will serve on the board of directors of WesBanco and on the executive committee of that board and Mr. D'Annunzio will serve as a director of Fairmont.

     Since March 1, 1999 Mr. Hansberry has been a director and the President and Chief Executive Officer of Fairmont. Prior to that, he was a member of the Heritage board of directors and the President and Chief Executive Officer of Heritage, positions he has held since March 14, 1995. Prior to that, he served as the Vice President of the West Virginia Bankers Association.

     Mr. D'Annunzio has been a director of Heritage since March, 1995. He has been the President of Beverage Distributors, Inc. since 1987.

     COMPENSATION OF MESSRS. HANSBERRY AND D'ANNUNZIO

     Directors of Heritage receive no compensation for their service on the Heritage board of directors . Set forth below is certain summary information concerning compensation paid to Mr. Hansberry by Heritage.

     Year        Salary            Bonus
     ----        ------            -----
     1998        $72,115           $500
     1997        $50,000           $250
     1996        $50,000           $500



     CHANGE IN OFFICERS OF HERITAGE

     Mr. Hansberry was the President of Heritage from its inception until March 1, 1999. WesBanco agreed to acquire Heritage in part because it wanted to obtain the services of Mr. Hansberry following the merger. Accordingly, the merger agreement provides that at the closing of the merger, Mr. Hansberry would become an employee of Heritage.

     WesBanco wanted Mr. Hansberry to begin work at Fairmont prior to the closing of the merger, but the rules of the Federal Deposit Insurance
Corporation prohibit his employment by Fairmont and Heritage at the same time. Therefore, on March 1, 1999, Mr. Hansberry resigned from Heritage and was employed by Fairmont as its President and Chief Executive Officer. On March 1, 1999, Mr. Hansberry was also appointed to the board of directors of Fairmont.

     Gary F. Jarrell, the former Executive Vice President, Chief Financial Officer and Secretary, and a current director, of Heritage was elected President and Chief Executive Officer of Heritage on March 1, 1999. Mr. Jarrell has been an executive officer of Heritage since its inception and has extensive experience in banking. From 1989 through 1993, Mr. Jarrell served as Vice President and Corporate Secretary of CB&T Financial Corporation. From 1986 until 1989 he was the Vice President and Corporate Secretary for The Lowndes Bank and its parent holding company, Consolidated Banc Shares, Inc., Clarksburg, WV. From 1984 through 1986, Mr. Jarrell was Counsel to the Commissioner of Banking, the West Virginia Board of Banking and Financial Institutions and the West Virginia Lending and Credit Rate Board.

LEGAL MATTERS

     Certain matters will be passed upon for WesBanco by its counsel, Phillips, Gardill, Kaiser & Altmeyer, 61 Fourteenth Street, Wheeling, West Virginia 26003. As of March 2, 1998, the members of Phillips, Gardill, Kaiser & Altmeyer participating in the preparation of this proxy statement/prospectus owned an aggregate of 48,669 shares of WesBanco common stock. James C. Gardill, a partner in that firm, serves as Chairman and as a director of WesBanco, and as a director of its subsidiary, WesBanco Bank Wheeling.

EXPERTS

     The consolidated financial statements of WesBanco for the years ended December 31, 1998 and 1997 and for each of the three years in the periods ended December 31, 1998, 1997, and 1996, which are included in WesBanco's Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included in such Form 10-K and incorporated herein by reference. Such consolidated financial statements as to the years 1997 and 1996 are based in part on the report of Harman, Thompson, Mallory & Ice, A.C., independent auditors. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports, given upon the authority of such firms as experts in auditing and accounting.


     The financial statements of Heritage as of December 31, 1998 and 1997, and for each of the three years in the periods ended December 31, 1998, 1997 and 1996, included in this proxy statement/prospectus, have been so included in reliance on the report of Arnett & Foster P.L.L.C., independent public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

                   INDEX TO FINANCIAL STATEMENTS FOR HERITAGE

                                                                            PAGE
                                                                            ----

Independent Auditor's Report                                                F-2

Consolidated Balance Sheets as of December 31, 1998 and 1997                F-3

Consolidated Statements of Operations for the years ended
   December 31, 1998, 1997 and 1996                                         F-4

Consolidated  Statements  of  Comprehensive  Income for the years
ended                                                                       F-5
   December 31, 1998, 1997 and 1996

Consolidated  Statements  of  Shareholders'  Equity for the years
ended                                                                       F-6
   December 31, 1998, 1997 and 1996

Consolidated Statements of Cash Flows for the years ended
   December 31, 1998, 1997 and 1996                                         F-8

Notes to Consolidated Financial Statements                                  F-10

Management's Discussion and Analysis of Financial Condition
   and Results of Operation                                                 F-23

INDEPENDENT AUDITOR'S REPORT

To the Board  of  Directors
The Heritage Bank of
  Harrison County, Inc. and Subsidiary
Clarksburg, West Virginia

We have audited the accompanying consolidated balance sheets of The Heritage Bank of Harrison County, Inc. and Subsidiary, as of December 31, 1998 and 1997, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years ended December 31, 1998. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Heritage Bank of Harrison County, Inc. and Subsidiary, as of December 31, 1998 and 1997, and the results of their operations and cash flows for each of the three years ended December 31, 1998, in conformity with generally accepted accounting principles.

ARNETT & FOSTER, P.L.L.C.

Charleston, West Virginia
January 21, 1999

                   THE HERITAGE BANK OF HARRISON COUNTY, INC.
                                 AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997



      ASSETS                                                1998         1997
                                                       -----------   -----------

   Cash and due from banks                             $   969,325   $   696,360
   Federal funds sold                                    1,585,858     2,234,918
   Securities available for sale                         2,005,469     1,464,515
   Securities held to maturity (estimated fair value
      1998 $0; 1997 $1,000,000)                                        1,000,000
   Loans, less allowance for loan losses of $227,747
      and $186,556, respectively                        25,326,921    16,826,162
   Bank premises and equipment, net                      2,465,892     2,525,880
   Other assets                                            695,304       628,305
                                                       -----------   -----------

         TOTAL ASSETS                                  $33,048,769   $25,376,140
                                                       ===========   ===========

      LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
   Deposits:
      Non interest bearing                             $ 2,915,205   $ 2,981,081
      Interest bearing                                  25,769,531    18,835,265
                                                       -----------   -----------
         Total deposits                                 28,684,736    21,816,346
   Other liabilities                                       144,827       106,652

         TOTAL LIABILITIES                              28,829,563    21,922,998
                                                       -----------   -----------

Commitments and Contingencies

SHAREHOLDERS' EQUITY
   Common Stock, $10 par value, 300,000
   shares authorized, Issued and
   outstanding 1998 272,032; 1997 231,607                2,720,320     2,316,070
   Capital surplus                                       2,094,227     1,692,070
   Retained earnings (deficit), including deficit
      accumulated during the development stage of
      ($96,088) in 1996                                  (598,266)     (552,783)
   Accumulated other comprehensive income                    2,925       (2,215)
                                                       -------------------------

         TOTAL SHAREHOLDERS' EQUITY                      4,219,206     3,453,142
                                                       -------------------------

         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $33,048,769   $25,376,140



                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   THE HERITAGE BANK OF HARRISON COUNTY, INC.
                                 AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                          1998           1997            1996
--------------------------------------------------    ----------     -----------
INTEREST INCOME:
   Interest and fees on loans         $ 1,778,990     $  967,013     $    82,904
   Interest on Federal funds sold         135,447        144,745          32,791
   Interest on taxable securities         183,821        163,457          91,482
   Interest earnings during
   development stage                                                      55,368
                                      -----------     ----------     -----------
      TOTAL INTEREST INCOME             2,098,258      1,275,215         262,545
                                      -----------     ----------     -----------

INTEREST EXPENSE:
   Interest on deposits                 1,155,425        642,031          86,313
   Interest on other borrowings                          151,973          94,496
                                      -----------     ----------     -----------
      TOTAL INTEREST EXPENSE            1,155,425        794,004         180,809
                                      -----------     ----------     -----------

      NET INTEREST INCOME                 942,833        481,211          81,736
   Provision for loan losses               88,792        147,721          45,205
                                      -----------     ----------     -----------
      NET INTEREST INCOME AFTER
         PROVISION FOR LOAN LOSSES        854,041        333,490          36,531
                                      -----------     ----------     -----------

OTHER INCOME
   Service fee income                      96,334         67,063             831
   Gain (loss) on sale of property                       121,145
   Trust income                           100,065         47,204
   Gain on sale of available for
   sale securities                            937
   Other, net                               7,588          8,210           7,136
                                      -----------     ----------     -----------
                                          204,924        243,622           7,967
--------------------------------------------------    ----------     -----------

OTHER EXPENSES:
   Organization and preopening expenses                                   82,602
   Salaries and employee benefits          665,966       503,074         203,987
   Net occupancy expense                    91,382       134,703          45,794
   Insurance                                14,845         7,546          17,335
   Data processing                          97,934        69,540          28,188
   Stationery and supplies                  30,591        44,352          49,354
   Other taxes                              29,867        22,411          18,331
   Other                                   199,423       195,637        70,310
                                         ---------    ----------     -----------
                                         1,130,008       977,263         515,901
--------------------------------------------------    -----------    -----------

INCOME (LOSS) BEFORE INCOME TAX
EXPENSE (BENEFIT)                         (71,043)     (400,151)       (471,403)

   Income tax expense (benefit)           (25,560)     (189,673)       (197,952)
                                         ---------   -----------     -----------

      NET INCOME (LOSS)                  $(45,483)   $ (210,478)     $ (273,451)
                                         =========   ===========     ===========

      Basic earnings (loss)
      per common share                   $   (.17)   $     (.91)     $    (1.18)
                                         =========   ===========     ===========

      Average common shares outstanding    265,295      231,607          231,607
                                         =========    ==========     ===========

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   THE HERITAGE BANK OF HARRISON COUNTY, INC.
                                 AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                     1998             1997              1996
                                     ----             ----              ----

NET INCOME (LOSS)                 $  (45,483)      $  (210,478)     $  (273,451)
                                  -----------      ------------     ------------
OTHER COMPREHENSIVE INCOME:
   Unrealized gains (losses)
   on securities:
      Gain (loss) arising
      during the period                 5,140           (2,215)           -

Other Comprehensive Income              5,140           (2,215)           -
                                  -----------      ------------     ------------

COMPREHENSIVE INCOME              $  (40,343)      $  (212,693)     $  (273,451)
                                  ===========      ============     ============














                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   THE HERITAGE BANK OF HARRISON COUNTY, INC.
                                 AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                                                  Accumulated
                                                                       Retained      Other               Total
                                 Common      Common       Capital      Earnings   Comprehensive      Shareholders'
                                 Shares      Stock        Surplus      (Deficit)     Income             Equity
                                 ------      ------       -------     ----------  -------------      -------------

Balance, December 31,
   1995                                                                $(68,854)                     $ (68,854)
   Net income loss
     during
     development                                                        (27,234)                       (27,234)
     stage
   Issuance of
     common stock
     for cash during             189,557     $1,895,570   $1,895,570                                  3,791,140
     June, 1996 at
     inception
   Issuance of 10,000
     shares of
     common stock
     during June,
     1996, to
     organizers for               10,800        108,000      108,000                                    216,000
     subscriptions
     received during
     the Bank's
     development
     stage
   Issuance of
     common stock to
     reflect the                  31,250        312,500    (311,500)                                      1,000
     acquisition of
     HBHC
     Corporation
   Net income (loss)
     after opening for                                                 (246,217)                       (246,217)
                                 -------     ----------   ----------   ---------  -------------      -----------
     business on July
     15, 1996
Balance, December
   31, 1996                      231,607      2,316,070    1,692,070   (342,405)                       3,665,835
   Net income (loss)                                                   (210,478)                       (210,478)
   Change in net
     unrealized gain
     (loss)                                                                             (2,215)          (2,215)
                                 -------     ----------   ----------  ----------  -------------      -----------
     on securities
Balance, December 31,
     1997                        231,607      2,316,070    1,692,070   (552,783)        (2,215)        3,453,142
   Net income (loss)                                                    (45,483)                        (45,483)
   Issuance of
     common stock


                                      F-6


     for cash during
     February, 1998             40,425         404,250       402,157                                     806,407

   Change in net
     unrealized gain
     (loss) on
     securities                                                                           5,140            5,140
                               -------       ----------   ----------  ----------  -------------      -----------
Balance, December 31,          272,032       $2,720,320   $2,094,227  $(598,266)         $2,925       $4,219,206
     1998                      =======       ==========   ==========  ==========  =============      ===========


                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                      F-7




                   THE HERITAGE BANK OF HARRISON COUNTY, INC.
                                 AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                              1998             1997              1996
---------------------------------------------------------------------     -------------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                    $    (45,483)     $   (210,478)     $   (273,451)
   Adjustments to reconcile net income
      to net cash provided by (used in)
      operating activities:
   Depreciation                                              107,977           105,145            40,857
   Provision for loan losses                                  88,792           147,721            45,205
   Deferred income tax expense (benefit)                     (25,560)         (189,673)         (197,952)
   Amortization of organization costs                          6,947             6,877             2,864
   Amortization of premiums on securities                        188             2,144
   Interest income on discount security
     obligations                                             (31,795)          (64,684)          (69,688)
   Common sale of securities available for sale                 (937)
   Gain (loss) on sale of fixed assets                                        (121,188)
   Decrease (increase) in other assets                       (10,824)          (39,998)          (19,131)
   Decrease (increase) in accrued interest
     receivable                                              (40,988)          (68,892)          (43,209)
   Increase (decrease) in other liabilities                   38,175            36,161            70,491

      NET CASH PROVIDED BY (USED IN)
      OPERATING ACTIVITIES                                    86,492          (396,865)         (444,014)
                                                        ------------      ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Principal collected on (loans made to)
     customers, net                                       (8,589,551)      (11,368,411)       (5,650,677)
   Purchases of bank premises and equipment                  (47,989)         (142,138)       (1,416,881)
   Purchase of securities held to maturity                                  (2,437,716)       (4,418,532)
   Purchase of securities available for sale              (5,000,781)       (1,463,422)
   Proceeds from the sale of fixed assets                                      545,014
   (Increase) decrease in Federal funds
     sold, net                                               649,060        (1,334,918)         (900,000)
   Proceeds from maturities of securities
     held to maturity                                      1,000,000         5,483,693           500,000
   Proceeds for maturities and calls of
     securities available for sale                         3,000,937
   Proceeds from the sale of securities
     available for sale                                    1,500,000
                                                        ------------      ------------      ------------
      NET CASH PROVIDED BY (USED IN)
        INVESTING ACTIVITIES                              (7,488,324)      (10,717,898)      (11,886,090)

CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase (decrease) in non interest
     bearing deposits                                        (65,876)        2,109,175           871,906
   Net increase (decrease) in NOW accounts
     and savings accounts                                  4,864,439         5,744,505         3,001,616
   Proceeds from the sales of (payments
     for matured) time deposits, net                       2,069,827         5,135,080         4,954,064

   Proceeds from longterm borrowings                                                             872,238
   Repayments of longterm borrowings                                        (2,447,475)           (2,525)
   Proceeds from the sale of common stock                    806,407                           3,791,140
   Proceeds from advances from organizers                                                         50,000
                                                        ------------      ------------      ------------

      NET CASH PROVIDED BY (USED IN)
        FINANCING ACTIVITIES                               7,674,797        10,541,285        13,538,439
   Increase (decrease) in cash and due
     from banks                                              272,965          (573,478)        1,208,335
Cash and due from banks:
   Beginning                                                 696,360         1,269,838            61,503
                                                        ------------      ------------      ------------
   Ending                                               $    969,325      $    696,360      $  1,269,838
                                                        ============      ============      ============


                                                   (CONTINUED)


                                      F-8



                   THE HERITAGE BANK OF HARRISON COUNTY, INC.
                                 AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                              1998             1997              1996
---------------------------------------------------------------------     -------------     -------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
   INFORMATION
   Cash payments for:
      Interest on deposits                              $  1,154,731      $    615,192      $     36,657
                                                        ============      ============      ============

      Longterm borrowings                               $                 $    151,973      $     94,496
                                                        ============      ============      ============

SUPPLEMENTAL  DISCLOSURES OF NONCASH
  INVESTING AND FINANCING ACTIVITIES
  Issuance of 8,300 shares of common
     stock to organizers for
     subscriptions received during
     the Bank's development stage                       $                 $                 $    166,000
                                                        ============      ============      ============


















                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   THE HERITAGE BANK OF HARRISON COUNTY, INC.
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.     SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: The Heritage Bank of Harrison County, Inc. is a state chartered community bank operating from one banking location in Clarksburg, West Virginia. The bank provides retail and commercial loans and deposit and trust services to individuals and small businesses. The Bank's wholly owned subsidiary, HBHC Corporation is the lessor of the banking facility.

BASIS OF FINANCIAL STATEMENT PRESENTATION: The accounting and reporting policies of The Heritage Bank of Harrison County, Inc. and its subsidiary conform to generally accepted accounting principles and to general practices within the banking industry.

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of The Heritage Bank of Harrison County, Inc., and its subsidiary, HBHC Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

During August 1997, the Bank completed the acquisition of HBHC Corporation by exchanging 31,250 shares of its common stock for all of the 1,000 shares of common stock issued and outstanding of HBHC Corporation. The transaction was accounted for as a pooling of interests. The historical financial statements of the Bank, as of and for the year ended December 31, 1996, have been restated to include the consolidated results of operations, financial position and cash flows of HBHC Corporation. (Note 13)

ORGANIZATION AND DEVELOPMENT OF THE BANK: The Bank was incorporated on March 14, 1995, and undertook an offering to sell up to 300,000 shares of its $10 par value stock for $20 per share. On June 1, 1996, after completion of the stock offering and obtaining the requisite regulatory approvals, the Bank was capitalized with the $4,007,140 proceeds from the stock offering. The cost of issuance of the Bank's common stock was capitalized as part of organization costs due to its insignificance. The results of operations of the newly organized Bank for the period January 1, 1996 to December 31, 1996, are reflected in the accompanying financial statements. The Bank was considered a development stage entity for the period from March 14, 1995, date of inception, to July 15, 1996.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRESENTATION OF CASH FLOWS: For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and due from banks (including cash items in process of clearing). Cash flows from demand deposits, NOW accounts, savings accounts and Federal funds sold are reported net since their original maturities are less than three months. Cash flows from loans and certificates of deposits and other time deposits are reported net.

SECURITIES: Debt and equity securities are classified as "held to maturity", "available for sale" or "trading" according to management's intent. The appropriate classification is determined at the time of purchase of each security and reevaluated at each reporting date.

   SECURITIES HELD TO MATURITY: Debt securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost and adjusted for amortization of premiums and accretion of discounts.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   SECURITIES AVAILABLE FOR SALE: Securities not classified as "held to maturity" or as "trading" are classified as "available for sale". Securities classified as "available for sale" are those securities the Bank intends to hold for an indefinite period of time, but not necessarily to maturity. "Available for sale" securities are reported at fair value, net of unrealized gains or losses, which are adjusted for applicable income taxes and reported as a separate component of shareholders' equity.

   TRADING SECURITIES: There are no securities classified as "trading" in the accompanying financial statements.

   Realized gains and losses on sales of securities are recognized on the specific identification method. Amortization of premiums and accretion of discounts is computed using methods which approximate the interest method of accounting.

LOANS AND ALLOWANCE FOR LOAN LOSSES: Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest income on loans is accrued and credited to operations using methods that approximate a level yield on principal amounts outstanding.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to operating expense and reduced by net chargeoffs. The Bank makes continuous credit reviews of the loan portfolio and considers current economic conditions, historical loan loss experience of similar banks, review of specific problem loans and other factors in determining the adequacy of the allowance for loan losses. Loans are charged against the allowance for loan losses when management believes that collectibility is unlikely. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in conditions.

A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due in accordance with the contractual terms of the specific loan agreement. Impaired loans, other than certain large groups of smaller balance, homogeneous loans that are collectively evaluated for impairment, are required to be reported at the present value of expected future cash flows discounted using the loan's original effective interest rate or, alternatively, at the loan's observable market price, or at the fair value of the loan's collateral if the loan is collateral dependent. The method selected to measure impairment is made on a loan by loan basis, unless foreclosure is deemed to be probable, in which case the fair value of the collateral method is used.

Loans are placed on nonaccrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of interest is doubtful. Interest is accrued daily on impaired loans unless the loan is placed on nonaccrual status. Impaired loans are placed on nonaccrual status when the payments of principal and interest are in default for a period of 90 days, unless the loan is both well secured and in the process of collection. Interest on nonaccrual loans is recognized primarily using the cost recovery method.

Certain loan fees and direct loan costs are recognized as income or expense when incurred. Statement Number 91 of the Financial Accounting Standards board requires that such fees and costs be deferred and amortized as adjustments of the related loan's yield over the contractual life of the loan. The Bank's method of recognition of loan fees and direct loan costs produce results which are not materially different from those that would have been recognized had Statement Number 91 been adopted.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BANK PREMISES AND EQUIPMENT: Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straightline method for Bank premises and equipment over the estimated useful lives of the assets. Repairs and maintenance expenditures are charged to operating expenses as incurred. Major improvements and additions to premises and equipment are capitalized.

ORGANIZATION COSTS: Organization costs, which are insignificant, are being amortized on a straightline basis over a period of 60 months beginning in July 1996.

TRUST ASSETS: Assets of the trust department, other than trust cash on deposit at the Bank, are not included in these financial statements because they are not assets of the Bank.

INCOME TAXES: The provision for income taxes includes Federal and state income taxes and is based on pretax income reported in the financial statements, adjusted for transactions that may never enter into the computation of income taxes payable. Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Valuation allowances are established, when deemed necessary, to reduce deferred tax assets to the amount expected to be realized.

BASIC EARNINGS PER SHARE: Earnings per common share are computed based upon the weighted average shares outstanding since the opening of the Bank on July 15, 1996. The weighted average number of shares outstanding was 265,295, 231,607 and 231,607 for the years ended December 31, 1998, 1997 and 1996, respectively.

COMPREHENSIVE INCOME: During the year ended December 31, 1998, the Bank adopted Financial Accounting Standards board Statement No. 130, Reporting Comprehensive Income. The Statement requires that financial statements presented for earlier periods be reclassified. The Statement allows the Bank to omit certain data regarding reclassification adjustments for earlier periods. The Bank has elected to omit data regarding reclassification adjustments for the years ended December 31, 1997 and 1996, as permitted by the Statement.

RECLASSIFICATIONS: Certain accounts in the financial statements for 1997 and 1996, as previously reported, have been reclassified to conform to current year classifications.

EMERGING ACCOUNTING STANDARDS: In June 1998, the Financial Accounting Standards board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Bank expects to adopt the new Statement effective December 31, 1999. The Statement will require the Bank to recognize all derivatives on the balance sheet at fair value. Derivatives that are hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Because the Bank has not used derivatives in the past, management does not anticipate that the adoption of the new Statement will have a significant effect on the Bank's earnings or financial position.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.     CASH CONCENTRATIONS

At December 31, 1997, the Bank had a concentration of risk totaling $1,707,918 in its cash balances on deposit with a correspondent bank. These cash balances are comprised of balances in due from correspondence accounts and Federal funds sold and are generally unsecured by the correspondent bank.

The Bank maintains compensating balances with the Federal Reserve Bank and WesBanco BankWheeling in the amounts of $25,000 and $10,000, respectively, as of December 31, 1998.

NOTE 3.     SECURITIES

The amortized cost, unrealized gains and losses and estimated fair values of securities at December 31, 1998 and 1997, are summarized as follows:

                                                                                  CARRYING
                                                                                    VALUE
                                                           UNREALIZED            (ESTIMATED
                                       AMORTIZED    -------------------------       FAIR
                                         COST          GAINS         LOSSES         VALUE)
-------------------------------------------------   -----------   -----------    -----------
  1998
     AVAILABLE FOR SALE
        U.S. Government agencies
           and corporations           $ 2,000,594   $     7,375   $   (2,500)    $ 2,005,469
                                      ===========   ===========   ===========    ===========
  1997
     AVAILABLE FOR SALE
        U.S. Government agencies
           and corporations           $ 1,468,206   $             $   (3,691)    $ 1,464,515
                                      ===========   ===========   ===========    ===========

                                       CARRYING
                                         VALUE            UNREALIZED             ESTIMATED
                                      (AMORTIZED    -------------------------       FAIR
                                         COST)        GAINS         LOSSES          VALUE
                                      -----------   -----------   -----------    -----------
  1998
     HELD TO MATURITY
        U.S. Government agencies
           and corporations           $             $             $              $
                                      ===========   ===========   ===========    ===========

  1997
     HELD TO MATURITY
        U.S. Government agencies
           and corporations           $ 1,000,000   $             $              $ 1,000,000
                                      ===========   ===========   ===========    ===========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The maturities, amortized cost and estimated fair values of securities at December 31, 1998, are summarized as follows:

                                                 HELD TO MATURITY         AVAILABLE  FOR SALE
                                              ----------------------     ---------------------

                                                                                      CARRYING
                                             CARRYING                                   VALUE
                                              VALUE        ESTIMATED                 (ESTIMATED
                                            (AMORTIZED       FAIR       AMORTIZED        FAIR
                                               COST)        VALUE         COST          VALUE)
                                            ----------   -----------   -----------   -----------
     Due within one year                    $            $             $             $
     Due after one but within five years                                 2,000,594     2,005,469
     Due after five but within ten years
     Due after ten years
                                            ----------   -----------   -----------   -----------
                                            $            $             $ 2,000,594   $ 2,005,469
                                            ==========   ===========   ===========   ===========

Maturities presented in the above schedule are based on the contractual maturity date of the securities.

The proceeds from sales, calls and maturities of securities, including principal payments received on mortgage backed obligations and the related gross gains and losses realized, are as follows:

                                           PROCEEDS FROM                 GROSS
                                       -----------------------   ---------------------
         FOR THE YEARS ENDED            CALLS AND   PRINCIPAL      GAINS       LOSSES
             DECEMBER 31,                 SALES     MATURITIES    REALIZED    REALIZED
     ------------------------------    ----------   ----------   ---------   ---------
     1998
        Securities held to maturity    $            $1,000,000   $           $
        Securities available for
          sale                          3,000,937    1,500,000         937
                                       ----------   ----------   ---------   ---------

                                       $3,000,937   $2,500,000   $     937   $
                                       ==========   ==========   =========   =========
     1997
        Securities held to maturity    $            $5,483,693   $           $
        Securities available for
          sale
                                       ---------    ----------   ---------   ---------

                                       $            $5,483,693   $           $
                                       =========    ==========   =========   =========

At December 31, 1998 and 1997, securities carried at $1,667,208 and $1,099,368, respectively, with estimated fair values of $1,667,388 and $1,098,115 were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE 4.     LOANS


        Loans are summarized as follows:                 1998              1997
                                                     ------------      ------------
        Commercial, financial and agriculture        $ 14,884,157      $  7,940,251
        Real estate                                     4,338,077         3,835,361
        Consumer installment                            6,330,228         5,218,971
        Other                                               2,206            18,135
                                                     ------------      ------------
                  TOTAL LOANS                          25,554,668        17,012,718
           Less allowance for loan losses                (227,747)         (186,556)
                                                     ------------      ------------

                  LOANS, NET                         $ 25,326,921      $ 16,826,162
                                                     ============      ============


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Scheduled maturities on loans are as follows at December 31, 1998:

                                                DUE AFTER
                                 DUE WITHIN    1 YEAR BUT      DUE AFTER
                                   1 YEAR    WITHIN 5 YEARS     5 YEARS         TOTAL
-------------------------------------------  --------------  ------------   -----------
        Commercial, financial
           and agriculture      $ 2,951,604   $ 4,948,883     $ 6,983,670   $14,884,157
        Real estate                 600,968       872,747       2,864,362     4,338,077
        Consumer installment      2,228,084     4,102,144                     6,330,228
        Other                         2,206                                       2,206
                                -----------   -----------     -----------   -----------

              TOTAL             $ 5,782,862   $ 9,923,774     $ 9,848,032   $25,554,668
                                ===========   ===========     ===========   ===========

        LOANS DUE AFTER 1 YEAR WITH:
           Variable rates                     $ 5,913,659
           Fixed rates                         13,858,147
                                              -----------

              TOTAL                           $19,771,806
                                              ===========

The majority of the real estate loan portfolio consists of loans with 20 year amortizations with 5 year adjustable rate features. Interest rates on floating rate loans specifically reprice every 5 years based on indices which are set by sources independent of the Bank and are subject to interest rate floors, caps and ceilings which may limit changes in the interest rate over the life of the loan.

LOANS TO RELATED PARTIES: The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), all of which have been in the opinion of management are on the same terms, interest rates and collateral, as those prevailing at the time for comparable transactions with others.

The following presents the activity with respect to related party loans during the years ended December 31, 1998 and 1997:

                                                           1998         1997
                                                       -----------   ----------
         BALANCE BEGINNING                             $ 3,583,435   $1,195,405
            Additions                                    3,886,125    2,627,383
            Amounts collected                           (1,451,178)    (239,353)
                                                       -----------   ----------

         BALANCE, ENDING                               $ 6,018,382   $3,583,435
                                                       ===========   ==========

At December 31, 1998 and 1997, loans outstanding to directors, officers and employees totaled $6,053,992 and $3,636,632, respectively.

CONCENTRATION OF CREDIT RISK: The Bank grants installment, commercial and residential loans to customers primarily in Harrison County, West Virginia and adjacent counties. Although the Bank strives to maintain a diversified loan portfolio, exposure to credit losses can be adversely impacted by downturns in local economic and employment conditions.

In addition to the geographic concentration noted above, the Bank has a concentration of indirect car loans, which at December 31, 1998 and 1997, approximated $3,558,250 or 14.0% and $3,448,508 or 20.5% of total loans, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5.     ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses for the years ended December 31, 1998, 1997 and 1996, is as follows:

                                                  1998         1997         1996
                                               ---------    ----------------------

   BALANCE, BEGINNING OF PERIOD                $ 186,556    $  45,205    $
                                               ---------    ---------    ---------
   LOSSES:
      Commercial, financial and agriculture       35,000
      Real estate
      Consumer installment                        12,601        6,370
      Other
                                               ---------    ---------    ---------
         TOTAL                                    47,601        6,370
                                               ---------    ---------    ---------

   RECOVERIES:
      Commercial, financial and agriculture
      Real estate
      Consumer installment
      Other
                                               ---------    ---------    ---------
         TOTAL
                                               ---------    ---------    ---------

      Net recoveries (losses)                    (47,601)      (6,370)
                                               ---------    ---------    ---------
      Provision for loan losses                   88,792      147,721       45,205
                                               ---------    ---------    ---------

   BALANCE, END OF PERIOD                      $ 227,747    $ 186,556    $  45,205
                                               =========    =========    =========

The Bank's total recorded investment in impaired loans at December 31, 1997, approximated $138,148, for which there was no required allowance for loan losses as determined in accordance with SFAS Nos. 114 and 118. The Bank's average investment in impaired loans approximated $135,000 for the year ended December 31, 1997. The impaired loans at December 31, 1997, were collateral dependent, and accordingly, the fair value of the loan's collateral was used to measure the impairment.

For purposes of SFAS Nos. 114 and 118, when evaluating impairment, the Bank considers groups of smaller balance, homogeneous loans to include: mortgage loans secured by residential property, other than those which significantly exceed the bank's typical residential mortgage loan amount; installment loans to individuals, exclusive of those loans in excess of $50,000; and "other" loans, which include small balance, overdraft protection lines and installment loans to individuals.

For the year ended December 31, 1997, the Bank recognized approximately $7,300 in interest income on the impaired loans. Using a cash basis method of accounting, the Bank would have recognized approximately $4,000 of interest income on the loans for the year ended December 31, 1997.

The Bank did not have any loans classified as impaired during the years ended December 31, 1998 and 1996.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6.     BANK PREMISES AND EQUIPMENT

The major categories of Bank premises and equipment and accumulated depreciation at December 31, 1998 and 1997, are summarized as follows:

                                                          1998          1997
                                                       ----------   -----------
            Land                                       $  751,409   $   751,409
            Building and improvements                   1,556,264     1,543,911
            Furniture and equipment                       411,663       376,027
                                                       ----------   -----------
                                                        2,719,336     2,671,347
               Less accumulated depreciation             (253,444)     (145,467)
                                                       ----------   -----------

               BANK PREMISES AND EQUIPMENT             $2,465,892   $ 2,525,880
                                                       ==========   ===========

Depreciation expense for the years ended December 31, 1998, 1997 and 1996, totaled $107,977, $105,145 and $40,857, respectively.

HBHC, Inc., a wholly owned subsidiary of the Heritage Bank of Harrison County, Inc., exists for the sole purpose of owning and operating the building premises. The rental revenue generated from leasing space to nonaffiliated tenants was $101,065, $75,032 and $15,333 for the years ending December 31, 1998, 1997 and
1996, respectively.

NOTE 7.     DEPOSITS

The following is a summary of interest bearing deposits by type as of December 31, 1998 and 1997:

                                                      1998               1997
                                                  -----------        -----------
    NOW and Super NOW accounts                    $   416,814        $   543,402
    Money market accounts                          11,902,197          6,913,152
    Savings accounts                                1,316,685          1,314,703
    Certificates of deposit                        12,133,835         10,064,008
                                                  -----------        -----------

          Total                                   $25,769,531        $18,835,265
                                                  ===========        ===========

Time certificates of deposit in denominations of $100,000 or more totaled $3,675,165 and $3,817,054 at December 31, 1998 and 1997, respectively. Interest paid on time certificates in denominations of $100,000 or more totaled $233,726, $169,631 and $20,691 for the years ended December 31, 1998, 1997 and 1996, respectively.

The following is a summary of the maturity distribution of certificates of deposits in amounts of $100,000 or more as of December 31, 1998:

                                               AMOUNT        PERCENT
                                             ---------       -------
        Three months or less                  $588,460         16.0
        Three through six months               427,328         11.6
        Six through twelve months            1,454,179         39.6
        Over twelve months                   1,205,198         32.8
                                            ----------       -------

           Total                            $3,675,165        100.0%
                                            ==========       =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the maturities on time deposits is as follows:

              Year Ending
              DECEMBER 31,                          AMOUNT
              ------------                       ----------

                 1999                            $ 8,801,240
                 2000                              2,011,619
                 2001                                417,566
                 2002                                817,987
                 2003                                 85,423
                                                 -----------

                   Total                         $12,133,835
                                                 ===========

The Bank is the holder of deposits from related parties totaling $2,566,643 or 8.9%, and $965,050 or 4.4%, of total deposits at December 31, 1998 and 1997, respectively, of which approximately $959,482 and $413,372 are from two individuals and their related interests, respectively.

NOTE 8.     EMPLOYEE BENEFITS

The Bank has established a salary deferral plan under Section 401(k) of the Internal Revenue Code which covers substantially all employees meeting minimum age and length of service requirements during 1998. The plan allows participants to contribute up to 15% of their annual compensation. Such deferrals accumulate on a tax deferred basis until the employee withdraws the funds. The Bank, at its option, may match a portion of the employees' contribution. For 1998, the Bank did not match any employee contributions.

NOTE 9.     FINANCIAL INSTRUMENTS WITH OFFBALANCE SHEET RISK

The Bank is a party to financial instruments with offbalance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular cases of financial instruments. At December 31, 1998 and 1997, the Bank's financial instruments with offbalance sheet risk are as follows:

                                                         CURRENT AMOUNT
      FINANCIAL INSTRUMENTS WHOSE CONTRACT             ------------------
        AMOUNTS REPRESENT CREDIT RISK                  1998         1997
     --------------------------------------        ----------   ------------
     Unused open lines of credit and other         $  208,740   $    299,391
     Letters of credit and performance bonds          122,960        512,960
     Unused construction loans                        665,761        367,024
                                                   ----------   ------------

           TOTAL                                   $  997,461   $  1,179,375
                                                   ==========   ============

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for onbalance sheet instruments.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. These letters of credit are generally uncollateralized.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. COMMITMENTS AND CONTINGENCIES

COMMITMENTS UNDER SERVICING AGREEMENT: The Bank has contracted with a thirdparty service center to perform substantially all electronic data processing services for the Bank. Pursuant to this agreement, certain payments may become due if the agreement is terminated before July 2001. As of December 31, 1998, the contingent liability to the Bank's service center is estimated to be $179,040, plus the actual costs incurred in connection with the termination.

"YEAR 2000 COMPLIANT": A team was assembled to study, test and remedy Year 2000 issues ("Issue") because the Bank, as well as some of its suppliers, customers and service providers are heavily dependent on computers in the conduct of business activities. As a result, a remediation plan was developed. The thirdparty costs associated with this issue were not material and were expensed or capitalized, as appropriate during 1998. To complete the execution of the plan, additional testing is scheduled for the first half of 1999. The anticipated costs of such are not expected to be significant. Based on the actions taken to resolve the Bank's Year 2000 issue, management believes it will be Year 2000 compliant to meet the needs of its customers. However, there may be unforeseen external or internal issues which could impact the Bank's status.

NOTE 11. INCOME TAXES

The components of applicable income tax expense (benefit) for the years ended December 31, 1998, 1997 and 1996, is as follows:

                                     1998             1997             1996
                                  ---------        ---------        ---------
      CURRENT:
           Federal                $                $                $
           State
                                  ---------        ---------        ---------

                                  ---------        ---------        ---------
      DEFERRED:
           Federal                  (22,452)        (137,274)        (137,059)
           State                     (3,108)         (52,399)         (60,893)
                                  ---------        ---------        ---------

                TOTAL             $ (25,560)       $(189,673)       $(197,952)
                                  =========        =========        =========

A reconciliation between the amount of reported income tax expense (benefit) and the amount computed by multiplying the statutory income tax rate by book pretax income for the years ended December 31, 1998, 1997 and 1996, is as follows:

                                      1998                   1997                    1996
                             -------------------    --------------------    -------------------
                              AMOUNT    PERCENT      AMOUNT     PERCENT      AMOUNT    PERCENT
                              ------    -------      ------     -------      ------    -------
   Computed tax at
     applicable
     statutory rate         $ (24,155)   (34.0)    $(136,051)   (34.0)     $(160,253)   (34.0)
  Increase (decrease)
     in taxes resulting
     from:
     State deferred
        tax benefits           (3,108)    (4.4)      (52,399)   (13.1)       (60,893)   (12.9)
     Preopening
        income                                                                24,620      5.2
     Other, net                 1,703      2.4        (1,223)     (.3)        (1,426)     (.3)
                            ---------   ------     ---------    -----      ---------    -----

                            $ (25,560)   (36.0)    $(189,673)   (47.4)     $(197,952)   (42.0)
                            =========   ======     =========    =====      =========    =====


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured for tax purposes. Deferred tax assets and liabilities represent the future tax return consequences of temporary differences, which will either be taxable or deductible when the related assets and liabilities are recovered or settled.

The tax effects of temporary differences which create the Bank's deferred tax assets and liabilities as of December 31, 1998 and 1997, are as follows:

                                                       1998              1997
                                                    ---------         ---------
  DEFERRED TAX ASSETS:
     Startup costs deferred for
        tax purposes                                $  46,456         $  65,038
     Federal and state net operating loss
        carryforward                                  379,104           352,575
     Allowance for loan losses                         44,969            28,287
     Depreciation                                       1,818             1,765
     Charitable contribution carryforward               2,303             1,424
     Unrealized loss on securities                                        1,476
                                                    ---------         ---------
                                                      474,650           450,565
                                                    ---------         ---------
  DEFERRED TAX LIABILITY:
     Net unrealized gain on securities                 (1,950)
                                                    ---------         ---------
                                                       (1,950)
                                                    ---------         ---------
        NET DEFERRED TAX ASSET                      $ 472,700         $ 450,565
                                                    =========         =========

As of December 31, 1998 and 1997, the Bank had approximately $818,000 and $745,000 in Federal income tax losses and $1,122,000 and $1,032,000 in State income tax losses available as carryforwards to reduce taxable income in future periods. These net operating loss carryforwards expire in the years 2011 through 2013.

NOTE 12. RESTRICTIONS ON DIVIDENDS AND CAPITAL

COMMON STOCK OFFERING: In February 1998, the Bank completed an offering of shares of $10 par value common stock to the existing shareholders of the Bank for $20 per share for the purpose of raising additional capital. On February 27, 1998, the Bank issued 40,425 shares of $10 par value common stock for $806,407, net of $2,093 issuance costs.

RESTRICTIONS ON DIVIDENDS: Dividends paid by the Bank are subject to restrictions by banking regulations. The most restrictive provision requires approval by the regulatory agency if dividends declared in any year exceed the year's net income, as defined, plus the retained net profits of the two preceding years. Since the Bank has a net retained deficit, there are no net retained profits available for distribution.

REGULATORY CAPITAL REQUIREMENTS: The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain offbalance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to riskweighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt correction action. To be categorized as well capitalized, the Bank must maintain minimum total riskbased, Tier I riskbased and Tier I leverage ratios as set forth in the following table. There are no conditions or events since its last financial reporting that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the following table (in thousands).

                                                                         TO BE WELL CAPITALIZED
                                                       FOR CAPITAL       UNDER PROMPT CORRECTIVE
                                    ACTUAL          ADEQUACY PURPOSES       ACTION PROVISIONS
                              ----------------      -----------------    -----------------------
                              AMOUNT     RATIO       AMOUNT    RATIO         AMOUNT    RATIO
                              ------     -----       ------    -----         ------    -----

AS OF DECEMBER
   31, 1998:
  Total Capital               $3,972     14.7%       $2,169     8.0%         $2,711     10.0%
   (to RiskWeighted
     Assets)
  Tier I Capital              $3,745     13.8%       $1,085     4.0%         $1,627      6.0%
   (to RiskWeighted
     Assets)
  Tier I Capital              $3,745     12.7%       $1,177     4.0%         $1,495      5.0%
   (to Average Assets)

AS OF DECEMBER
   31, 1997:
  Total Capital               $3,181     16.6%       $1,539     8.0%         $1,924     10.0%
   (to RiskWeighted
     Assets)
  Tier I Capital              $3,004     15.6%       $  770     4.0%         $1,154      6.0%
   (to RiskWeighted
     Assets)
  Tier I Capital              $3,004     16.5%       $  729     4.0%         $  911      5.0%
   (to Average Assets)


NOTE 13. PROPOSED MERGER

On November 10, 1998, the board of directors entered into an Agreement and Plan of Merger with WesBanco, Inc. The Agreement calls for the shareholders of The Heritage Bank of Harrison County, Inc. to receive shares of WesBanco, Inc. at a predetermined exchange ratio dependent upon the market value of WesBanco, Inc. common stock prior to the proposed merger. The proposed merger is subject to regulatory and shareholder approval.

Upon consummation of the proposed merger, which is expected at or near the end of the first quarter of 1999, it is anticipated The Heritage Bank of Harrison County, Inc. will merge into and become part of WesBanco Bank Fairmont, Inc., a wholly owned subsidiary of WesBanco, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. BUSINESS COMBINATION

During August, 1997, the Bank completed an acquisition with HBHC Corporation, by exchanging 31,250 shares of common stock for all of the 1,000 shares of common stock outstanding of HBHC Corporation. HBHC Corporation is the company that was formed by an independent third party to purchase and develop the land known as Heritage Square. HBHC Corporation constructed the building from which the Bank is currently operating. Prior to the acquisition, HBHC had an operating lease with the Bank, whereby the Bank had agreed to lease the entire building for a period of ten years.

The acquisition constituted a taxfree reorganization and has been accounted for as a pooling of interests under the Accounting Principles board Opinion No. 16. Accordingly, all prior period financial statements presented have been restated to include the consolidated results of operations, financial position and cash flows of HBHC Corporation for all periods presented. The effect of the intercompany rental payments on net income have been eliminated in the consolidated results of operations for all periods presented. Immediately prior to the acquisition, HBHC Corporation had total assets of $2,261,059, total liabilities of $2,271,342 and an accumulated deficit of $10,283.

                   THE HERITAGE BANK OF HARRISON COUNTY, INC.
                       MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

      Heritage is a community bank located in Clarksburg, West Virginia. The Bank was incorporated March 14, 1995 and began operations July 15, 1996. The Bank was considered in a developmental stage from March 14, 1995 to July 15, 1996. Since opening, Heritage has experienced a steady and increasing demand for its products and services. The competitive environment in Harrison County mirrors that of much of the banking industry with a continued rise in both bank competition as well as non bank competition for customers.

      In August of 1997, the Bank acquired HBHC Corporation through an exchange of Heritage stock for that of HBHC. HBHC was the owner of the building which Heritage occupies as their banking facility. The transaction was accounted for as a pooling of interests. The information included herein has been restated to reflect that transaction. In November, 1998, the Bank's board of directors entered into an agreement whereby Heritage would be acquired by WesBanco through the exchange of WesBanco stock for that of Heritage. The proposed merger is subject to regulatory and shareholder approval. If the appropriate approvals are received, the merger would be anticipated to be completed at or near the end of the first quarter of 1999.

      This discussion and analysis should be read in conjunction with Heritage's financial statements and the notes thereto at December 31, 1998 and 1997 and for the years ended December 31, 1998, 1997 and 1996. Due to the start up of the Bank at July 15, 1996, many of the comparisons of data for 1996 to subsequent years are limited in value and this analysis should be read with that in mind. Any forward looking statements included in this analysis are subject to risks and uncertainties including, but not limited to economic, competitive, governmental and technological factors which could affect the Bank's operations, market, products and services, etc.

RESULTS OF OPERATIONS

      The following table reflects the financial highlights of the Bank's performance since it's startup in July of 1996:


                        TABLE I - SELECTED FINANCIAL DATA
                                ($ in thousands)

                                                1998         1997        1996*
                                                ----         ----        -----
Year End Balances
    Assets                                   $ 33,049     $ 25,376     $ 15,011
    Loans                                      25,555       17,012        5,651
    Deposits                                   28,685       21,816        8,828
    Long Term Debt                                  0            0        2,447
    Shareholders Equity                         4,219        3,453        3,666

Income for the Year
   Interest Income                           $  2,098     $  1,275     $    263
   Interest Expense                             1,155          794          181
   Net Interest Income                            943          481           82
   Provision for Loan Losses                       89          148           45
   Other Income                                   205          244            8
   Other Expense                                1,130          977          516
   Income Taxes Expense (benefit)                 (26)        (190)        (198)
   Net Income (loss) from operations         $    (45)    $   (210)    $   (273)

PER SHARE DATA ON COMMON STOCK

Net Income (loss) from operations              ($0.17)      ($0.91)      ($1.18)
Cash Dividends declared                      $   0.00     $   0.00     $   0.00
Shareholders Equity                          $  15.51     $  14.91     $  15.83

*  Heritage commenced banking operations on July15, 1996


      The following paragraphs provide an analysis of the changes in the financial performance for 1996 through 1998. All data has been restated to reflect the pooling of interest acquisition that occurred in August of 1997.

PERFORMANCE SUMMARY 1998 VERSUS 1997

      The Bank experienced a loss for the year ended December 31, 1998 of $45,483. While still in a loss position, the 1998 performance improved substantially over the 1997 loss of $210,478. The earnings per share loss was $.17 for 1998, down from the 1997 loss per share of $0.91. The loss improvement was driven by several components. Net interest Income for 1998 improved by $461,622 (95%) over the 1997 levels. Provision for loan losses expense was

$88,792 for 1998 versus $147,721 for 1997 for a decrease of $58,929. Other Income decreased $38,698 from the 1997 level of $243,622 which included a one time gain on sale of property of $121,145. Other Expense increased by $152,745 for 1998 to $1,130,008 versus $977,263 for 1997. Please see the following sections for more detailed analysis of these major components.

PERFORMANCE SUMMARY 1997 VERSUS 1996

      The Bank was only considered to be in operation from July 15, 1996 through December 31, 1996. The remainder of the year (January 1 1996 to July 15, 1996) it was considered to be a developmental stage entity. Accordingly, most of the variances for this period are the result of the 1996 data involving only a partial year. The Bank had a loss of $210, 478 for 1997 which was down from the loss of $273,451 for 1996. Net Interest Income improved to $481,211 for 1997 from the 1996 level of $81,736. Provision for loan losses was $147,721 for 1997, an increase of $102,516 from the 1996 provision expense of $45,205. Other Income improved to $243,622 for 1997 versus $7,967 for 1996. Other Expense increased by $461,362 to a level of $977,263 for 1997 versus the 1996 level of $515,901.
Please see the following sections for more detailed analysis of these major components.

NET INTEREST MARGIN

      The two following tables reflect the major components of the net interest margin. The first schedule details the average balances for each of the three years the Bank has been in operation (the Bank began operations on July 15, 1996) along with the average yields on those balances. The second schedule (rate/volume) reflects on a summarized basis the net interest margin for each of the three years the Bank has been in operation as well as a breakdown of the various components of the margin changes between the various years. The changes are broken down to reflect the portions that are attributable to rate changes and those attributable to volume changes. Since the Bank had no tax exempt investments, there are no adjustments to reflect tax equivalency. Loan fees are not included in the calculations of yield. Interest on non accrual loans is not recognized until payments are received. Any such interest included in the following schedules would be immaterial.


                                                          TABLE II - YIELD ANALYSIS
                                                               ($ in thousands)

                                      1998                                        1997                              1996
--------------------------------------------------------------     ---------------------------------    ----------------------------

                             AVERAGE                    YIELD/       AVERAGE                 YIELD/     AVERAGE               YIELD/
                             BALANCE     INTEREST        RATE        BALANCE    INTEREST      RATE      BALANCE    INTEREST    RATE


Assets
Loans:
  Commercial, Financial,
  and  Agriculture           $ 10,180    $    879        8.63%     $  4,811   $    425        8.83%    $    599    $     55    9.18%
  Real Estate Mortgage          4,202         353        8.40%        2,290        193        8.43%         302          25    8.28%
  Installment                   6,040         536        8.87%        3,689        343        9.30%         204           0    0.00%
  Other                             7           0        0.00%            3                   0.00%           1                0.00%
                             --------    --------    ---------     --------   --------    ---------    --------    --------    -----

      Total Loans              20,429       1,768        8.65%       10,793        961        8.90%       1,106          80    7.23%
                             --------    --------    ---------     --------   --------    ---------    --------    --------    -----

Investments:
   Taxable                      3,099         184        5.94%        2,836        163        5.75%       1,662         146    8.78%
   Tax Exempt                       0           0        0.00%            0          0        0.00%           0           0    0.00%
                             --------    --------     --------     --------   --------    ---------    --------    --------
      Total Investments         3,099         184        5.94%        2,836        163        5.75%       1,662         146    8.78%
                             --------    --------     --------     --------   --------    ---------    --------    --------    -----

Federal Funds Sold              2,551         135        5.29%        2,669        145        5.43%         629          33    5.25%
                             --------    --------    ---------     --------   --------    ---------    --------    --------    -----

      Total Earning Assets     26,079    $  2,087        8.00%       16,298   $  1,269        7.79%       3,397    $    259    7.62%

Cash and Due From Banks           843                                   710                                 283
Premises and Equipment          2,506                                 2,622                               1,169
Allowance for Loan Losses        (198)                                 (100)                                 (4)
Other Assets                      677                                   744                                  86
                             --------                              --------                            --------

      Total Assets           $ 29,907                              $ 20,274                           $   4,931
                             ========                              ========                           =========

Liabilities and
Shareholders Equity
Interest Bearing Deposits:
  Demand                     $  9,904    $    450        4.54%     $  4,530   $    198        4.37%    $    585    $     20    3.42%
  Savings                       1,300          35        2.69%        1,058         32        3.02%         208           6    2.88%
  Time                         11,447         670        5.85%        7,120        412        5.79%       1,071          60    5.60%
                             --------    --------    ---------     --------   --------    ---------    --------    --------    -----
      Total Interest
      Bearing Deposits         22,651       1,155        5.10%       12,708        642        5.05%       1,864          86    4.61%
                             --------    --------    ---------     --------   --------    ---------    --------    --------    -----

Borrowings                          0           0        0.00%        1,600        152        9.50%         994          94    9.46%
                             --------    --------    ---------     --------   --------    ---------    --------    --------    -----


                                      F-26



      Total Interest           22,651    $  1,155        5.10%       14,308   $    794        5.55%       2,858    $    180    6.30%
      Bearing Liabilities

Non-interest Bearing
  Deposits                      2,960                                 2,440                                 335
Other Liabilities                 164                                    80                                  30
Equity                          4,132                                 3,446                               1,708
                             --------                              --------                            --------
Total Liabilities and
Equity                       $ 29,907                              $ 20,274                           $   4,931
                             ========                              ========                           =========

Net Interest Margin          $ 26,079    $    932        3.57%     $ 16,298   $    475        2.91%   $  3,397     $     79    2.33%
                             ========    ========    =========     ========   ========    =========   =========    ========    =====


                                                    TABLE III - RATE VOLUME ANALYSIS
                                                          ($ in thousands)

                                                      1998 VERSUS 1997                                 1997 VERSUS 1996
                                     98 VS 97------INTEREST CHANGE DUE TO------       97 VS 96------INTEREST CHANGE DUE TO-----
RATE VOLUME ANALYSIS      1998    1997    1996   CHANGE    RATE    VOLUME  RATE/VOL  TOTAL  CHANGE   RATE   VOLUME    RATE/
                                                                                                                       VOL    TOTAL


Loans:
  Commercial             $  879  $  425  $   55  $  454   $  (10)  $  474  $  (11)  $  454  $  370  $   (2)  $  387  $  (15) $  370
  Real Estate Mortgage      353     193      25     160       (1)     161      (1)     160     168       0      165       3     168
  Installment               536     343       0     193      (16)     219     (10)     193     343      19        0     324     343
  Other                       0       0       0       0        0        0       0        0       0       0        0       0       0
                         ------  ------  ------  ------   ------   ------  ------   ------  ------  ------   ------  ------  ------
                          1,768     961      80     807      (26)     854     (21)     807     881      17      551     312     881
Total Loans

Investments:
  Taxable                   184     163     146      21        5       15       0       21      17     (50)     103     (36)     17
  Tax Exempt                  0       0       0       0        0        0       0        0       0       0        0       0       0
     Total Investments      184     163     146      21        5       15       0       21      17     (50)     103     (36)     17

Federal Funds Sold          135     145      33     (10)      (4)      (6)      0      (10)    112       1      107       4     112
                         ------  ------  ------  ------   ------   ------  ------   ------  ------  ------   ------  ------  ------

     Total Earning       $2,087  $1,269  $  259  $  818   $  (24)  $  863  $  (21)  $  818  $1,010  $  (32)  $  761  $  280  $1,010
       Assets

Interest Bearing
Deposits:
   Demand                $  450  $  198  $   20  $  252   $    8   $  235  $    9   $  252  $  178  $    6   $  135  $   38  $  178
   Savings                   35      32       6       3       (4)       7      (1)       3      26       0       25       1      26
   Time                     670     412      60     258        5      250       3      258     352       2      339      11     352
   Total Interest
     Bearing Deposits     1,155     642      86     513        9      493      11      513     556       8      498      50     556

Borrowings                    0     152      94    (152)    (152)    (152)    152     (152)     58       0       57       0      58
                         ------  ------  ------  ------   ------   ------  ------   ------  ------  ------   ------  ------  ------

Total Interest Bearing
  Bearing Liabilities    $1,155  $  794  $  180  $  361   $ (143)  $  341  $  163   $  361  $  614  $    8   $  555  $   50  $  614

Net Interest Income      $  932  $  475  $   79  $  457   $  119   $  522  $ (184)  $  457  $  396  $  (40)  $  206  $  230  $  397
                         ======  ======  ======  ======   ======   ======  ======   ======  ======  ======   ======  ======  ======



As the schedules indicate, the increases to net interest margin for both 1998 versus 1997 and 1997 versus 1996 were driven primarily by volume. In both instances increases in loan and investment balances outstanding and the related margin income therefrom, substantially exceeded the increase to deposit balances outstanding and the related interest expense created to result in increases to margin. While the volume growth percentages are significant for both 1998 over 1997 and 1997 over 1996, this growth is typical of a startup community bank and therefore growth at the levels experienced in the years presented may not occur in future years. Further discussions of the various major net interest components follows:

INVESTMENTS

      As shown in the table below, the Bank's investments are in United States Government agencies. They all mature in the category of from one to five years and had an average yield of 5.94% as of December 31, 1998.


                                   TABLE IV - INVESTMENT PORTFOLIO
                                          ($ in thousands)


                                                                         STATES AND
                                                 U.S.                    POLITICAL
                                              TREASURY      AGENCIES    SUBDIVISIONS  OTHER   TOTAL

December 31, 1998 Book Balance                              $ 2,005                           $2,005

December 31, 1997 Book Balance                              $ 2,464                           $2,464

December 31, 1996 Book Balance               $ 1,002        $ 2,986                           $3,988

                                       ------------Agencies-----------
December 31, 1998                            Balance      Yield
Maturity:
   Within one year
   After one year through five years         $ 2,005      5.94%
   After five years through ten years
   After ten years
                    Total Book Value         $ 2,005      5.94%

Note: There were no tax exempt investments and therefore no tax equivalency adjustments.



LOANS AND CREDIT RISK

      The following table reflects information regarding the Bank's loan balances by type, by maturity, rate structure, and past dues and non performing loans.


                    TABLE V - MATURITIES AND RATE SENSITIVITY
                                ($ in thousands)

                                      DECEMBER 31,1998   DECEMBER 31, 1997   DECEMBER 31, 1996
                                        END OF PERIOD     END OF PERIOD        END OF PERIOD
                                            BALANCE          BALANCE             BALANCE

Commercial, Financial and Other            $ 14,885          $ 7,940             $ 3,104
Real Estate - Mortgage                        4,338            3,835               1,456
Installment Loans                             6,330            5,219               1,088
Other                                             2               18                   3
                                           --------         --------             -------
                    Total Loans            $ 25,555         $ 17,012             $ 5,651
                                           ========         ========             =======

December 31, 1998
Maturity Schedule
   One Year or Less                         $ 5,783
   After one year to five years               9,924
   After five years                           9,848
                                            -------
                    Total                   $25,555
                                            =======

Loans Due after one year with:
   Floating Rates                           $ 5,914
   Predetermined Rates                       13,858
                                            -------
                    Total                   $19,772
                                            =======

                                      DECEMBER 31, 1998  DECEMBER 31, 1997   DECEMBER 31, 1996

Risk Elements

Loans Contractually Past Due over
90 days and still accruing                  $     0         $      0             $     0

Non Accrual Loans                                59              135                   0
Restructured Loans                                0                0                   0
                                            -------         --------             -------
       Total Non performing Loans           $    59         $    135             $     0
                                            =======         ========             =======

      As the schedule indicates, loans outstanding have increased significantly since banking operations began in July, 1996 (up 50.2% for 1998 versus 1997 and up 301% for 1997 versus 1996). Again these increases are felt to be normal in a startup community bank such as this and future growth rates may not achieve these levels. At December 31, 1998, there were no concentrations of loans exceeding 10% of total loans. Over 60% of the portfolio will mature in five years or less making it imperative to continue volume growths for the Bank's overall continued growth. $13.8 million or 70% of the loans that mature past one year are fixed rate in nature and therefore are not subject to repricing in the event of overall rate changes. The current levels of both past dues and non performing loans are at acceptable levels to management. Non performing loans consist of loans on non accrual and loans renegotiated to earn interest at a reduced rate. Loans on non accrual are those which either (a) contain elements of principal or interest loss potential in which the principal or interest is ninety days past due; or (b) are now current but management has serious doubts as to the ability of the borrower to comply with the present loan repayment terms. Any unpaid interest amounts at risk and previously accrued on these loans are reversed from income and thereafter interest is recognized only to the extent payments are received or the loan has otherwise been rehabilitated. The amount of interest included in 1998 derived from non accrual loans was considered immaterial and if all such loans were current, the amount of interest that would have been added to income is also considered immaterial.

DEPOSITS

      The Bank's deposits outstanding continue to show significant increases. 1998 deposits increased by $6,868,390 (23.9%) to a level of $28,684,736. At the same time, 1997 deposit levels of $21,816,346 were an increase of 147.1% over 1996 year end deposits of $8,827,586. This significant growth in deposits is considered normal in this startup situation. However those growth levels may not be attained moving forward. Of the deposits outstanding at December 31, 1998, $3,675,165 related to deposits of $100,000 or more. These deposits are considered to be more volatile than other deposits and more subject to leaving the bank upon maturity. A schedule of the periods of maturity of these accounts is as follows:

                     TABLE VI - TIME DEPOSITS OVER $100,000
                                ($ in thousands)

          Maturity of Time Deposits $100,000
          And over at December 31, 1998:
            3 months or less                              $   589
            Over 3 through 6 months                           427
            Over 6 through 12 months                        1,454
            Over 12 months                                  1,205
                                                          -------
          Total Time deposits $100,000 and over           $ 3,675
                                                          =======

SHORT  TERM BORROWINGS

The Bank had no short-term borrowings during the periods reported.

SUMMARY OF LOAN LOSS EXPERIENCE

      Management continually monitors charge-off history, current charge-off trends, economic trends for the geographic area and specific industries, and credit knowledge on specific credits in arriving at the level of loan loss reserve deemed adequate to cover anticipated loan losses in the portfolio. A summary of the reserve activity for 1998, 1997 and 1996 is as follows:


                   TABLE VII - SUMMARY OF LOAN LOSS EXPERIENCE
                                ($ in thousands)

                                FOR THE YEAR ENDED     FOR THE YEAR ENDED    FOR THE YEAR ENDED
                                DECEMBER 31, 1998      DECEMBER 31, 1997     DECEMBER 31, 1996

Reserve Activity
Balance at beginning                   $187                  $ 45                  $  0
of period

Chargeoffs:
Commercial, Financial and Other          35
  Real Estate Mortgage
  Installment                            13                     6
  Other
                                       ----                  ----                  ----
       Total Chargeoffs                  48                     6                     0
                                       ----                  ----                  ----



                                      F-31


Recoveries:
Commercial, Financial and Other
  Real Estate Mortgage
  Installment
  Other
                                       ----                  ----                  ----
       Total Recoveries                   0                     0                     0
                                       ----                  ----                  ----

Net Chargeoffs                           48                     6                     0
                                       ----                  ----                  ----

Provision Expense                        89                   148                    45

Balance at end of period               $228                  $187                  $ 45
                                       ====                  ====                  ====

Ratio of Net Chargeoffs to
Average Loans Outstanding              0.23%                 0.06%                 0.00%
                                       ====                  ====                  ====


RESERVE ALLOCATION         DECEMBER 31, 1998         DECEMBER 31, 1997           DECEMBER 31, 1996
                                     PERCENT OF                 PERCENT OF                 PERCENT OF
                         ALLOWANCE      TOTAL       ALLOWANCE      TOTAL      ALLOWANCE      TOTAL

Commercial                 $124         54.38%        $ 64         34.22%        $ 25        55.55%
Real Estate Mortgage         16          7.02%          19         10.16%          12        26.67%
Installment                  88         38.60%         104         55.62%           8        17.78%
Other                         0          0.00%           0          0.00%           0         0.00%
                           ----        ------         ----        ------         ----       ------
    Total                  $228        100.00%        $187        100.00%        $ 45       100.00%
                           ====        ======         ====        ======         ====       ======


      During 1996 the Bank placed an overall reserve level, based upon industry averages, on the loans outstanding due to the startup nature of the entity. There were no charge-offs. In 1997, as the Bank grew in loans and had the opportunity to better assess the risks, the reserve levels were adjusted based upon the risks judged to be inherent in the portfolio at that time. In 1998 the Bank experienced some charge-offs and continued to assess the overall risks within the portfolio based upon identified and unidentified risks felt to be inherent within the portfolio. The 1998 provision was slightly lower than the 1997 levels as loan growth leveled, and was not as significant as in 1997. As indicated on the schedule, about one half of the reserve is allocated toward commercial loans which based upon management's reviews have a greater potential for losses on the current loans outstanding.

NON INTEREST INCOME

      Non interest income reflected a decrease for the year ended December 31, 1998 versus 1997 from $243,622 down to $204,924. This decrease was the result of gains on the sale of property adjoining the banking facility of $121,145 in 1997. Without such gains, non interest income would have shown an increase of $82,477. This increase was primarily the result of $52,861 of new trust fees generated and $29,271 of additional service fee income. 1997 showed a significant increase in non interest income as well, rising from $7,967 in 1996 to the $243,622 in 1997. The primary drivers of this increase was the additional trust income of $47,204 and the gains on property sales as discussed above.

NON INTEREST EXPENSE

      Non interest expense increased in each of the three years the Bank has been operating. The 1998 non interest expense totaled $1,130,008 and was up $152,745 over the 1997 level of $977,263. This increase was driven primarily by increased payroll and data processing costs which more than offset decreases to some of the other areas of expense. 1997 expenses of $977,263 were up significantly from the $515,901 of expenses for 1996. This of course was primarily due to 1996 having only a part year of operation versus a full year in 1997.

INCOME TAXES

      Due to the net losses the Bank has incurred since startup, the Bank experienced tax benefits of $25,560 for 1998 compared to a benefit of $189,673 for 1997 and $197,952 of benefit for 1996. The reason for the year to year decrease is of course the reduction in pretax loss each year. At December 31, 1998, the Bank had $818,000 of federal income tax losses and $1,122,000 of state income tax losses available to use as carry forwards to reduce taxable income in the future. These benefits will only occur if the Bank creates positive taxable income to apply these carryforwards to. The net operating loss carryforwards will expire in the years 2011 through 2013 if not used.

YEAR 2000

      Historically, certain computerized systems have had two digits rather than four to define the applicable year, which could result in the year 2000 being recognized by those systems as the year 1900. This could result in failures or miscalculations and is generally referred to as the year 2000 issue.

      The Bank is conducting ongoing comprehensive reviews of its computer systems which could be affected by the "Year 2000 issue", is making inquiries of outside vendors and servicers, and is developing contingency and remediation plans if any problems should arise. Based upon its ongoing reviews and representations from its vendors, manufacturers and servicers, management believes that both it's computer hardware and software are either currently compliant or will be compliant before the year 2000. Management will continue to evaluate and test its systems and software until the project is completed. The anticipated costs relating to the year 2000 compliance should not be significant. While the Bank believes the tests and procedures in place should minimize the year 2000 risks and enable it to meet the need of its customers in the year 2000, the Bank cannot quantify the potential impact of any unforeseen year 2000 failures that might occur either internally or from external third parties.

LIQUIDITY AND CAPITAL RESOURCES

      Liquidity is defined as the Bank's ability to generate the amount needed by the enterprise to meet it's cash requirements. The Bank constantly monitors it's ability to meet it's anticipated liquidity needs over the next twelve months including in such analysis the dividend requirements (no dividends being paid currently) and limitations as well as other operational funding needs. Based upon these reviews as well as current trends, management feels the availability of funds should more than outweigh the anticipated needs for liquidity. Should the Bank's cash needs exceed it's cash generated, it has the ability to borrow funds from the federal government and other financial institutions to get the funds needed very quickly. Details of both the sources and uses of cash are outlined in the statements of cash flows contained in the financial statements.

      The Bank also monitors the interest rate risk that the Bank has from interest rate changes. The Bank uses analysis of maturity and rate sensitivity to ensure that the bank does not develop mismatches in repricing of loans and deposits that are at levels that would be unacceptable to the Bank. As shown in table VIII below, the Bank currently has a cumulative negative gap in the one to three year range of 8.6 million. This means that 8.6 million more deposits are maturing or repricing during that period than assets. Accordingly, should overall interest rates rise during that period, the Bank's net interest margin could be negatively affected. Alternatively, should rates fall during that same period, the Bank's net interest margin could be positively affected. In the three to five year range and in total, the Bank has a positive gap, which means that if rates rise during that period net interest margin could be positively affected and similarly, if rates should fall, the net interest margin could be negatively affected.

                      TABLE VIII - ASSET AND LIABILITY MATURITY AND RATE SENSITIVITY
                                          DECEMBER 31, 1998
                                           ($ in thousands)

                                      THREE        3-12        1 TO 3        3 TO 5      OVER 5
                                    MONTHS OR     MONTHS        YEARS        YEARS       YEARS         TOTAL
                                      LESS
Loans:
   Commercial                       $  1,713     $  1,426     $  6,656     $  4,827     $    263     $ 14,885
   Real Estate                           443           61        1,896        1,553          385        4,338
   Consumer and other                    620          131        1,217        3,580          784        6,332
                                    --------     --------     --------     --------     --------     --------
        Total Loans                    2,776        1,618        9,769        9,960        1,432       25,555

Investments                                                        500        1,505                     2,005
Federal Funds sold and other           1,586                                                            1,586

        Total Earning Assets        $  4,362     $  1,618     $ 10,269     $ 11,465     $  1,432     $ 29,146
                                    ========     ========     ========     ========     ========     ========

Deposits:
   Savings                          $  1,317     $ 12,319     $      0                  $      0     $ 13,636
   CD's                                1,642        7,160     $  2,429     $    903     $      0     $ 12,134
                                    --------     --------     --------     --------     --------     --------
        Total Deposits                 2,959       19,479        2,429          903            0       25,770

Borrowings                                 0            0            0            0            0            0

Total Interest Bearing
  Liabilities                       $  2,959     $ 19,479     $  2,429     $    903     $      0     $ 25,770
                                    ========     ========     ========     ========     ========     ========

Interest Sensitivity Gap            $  1,403     $(17,861)    $  7,840     $ 10,562     $  1,432     $  3,376
                                    ========     ========     ========     ========     ========     ========

Cumulative Gap                      $  1,403     $(16,458)    $ (8,618)    $  1,944     $  3,376
                                    ========     ========     ========     ========     ========

Cumulative Gap as a percent of
  Earning Assets                      32.17%    -1017.47%      -83.93%       16.96%      235.76%
                                    ========     ========     ========     ========     ========


      While the Bank's performance has remained in a loss position through 1998 which was it's third year, as the chart below shows, its performance has improved since it began operations in July of 1996.

                     TABLE IX - RETURNS ON EQUITY AND ASSETS
                                ($ in thousands)

                                        1998       1997        1996
                                       -------    -------     -------

          Return on Assets              -0.15%     -1.04%      -5.54%

          Return on Equity              -1.09%     -6.09%     -15.98%

          Dividend Payout ratio          0.00%      0.00%       0.00%

          Equity to Assets Percent      13.82%     17.00%      34.64%


As the chart shows, the Bank continues to have negative ROA and ROE, although the negative percentages have improved in each of the two years since the Bank began operation. This improvement has come as the result of the net loss being reduced in each year primarily by improvements to net interest margin through asset growth as discussed elsewhere in this analysis. Due to the losses since the Bank began operations and therefore no retained earnings, the Bank, due to regulations, could not pay any dividends in any of the three years presented. Even with the negative though improving income performance, the Banks equity to assets ratio remains strong at 13.82 percent at the end of 1998. The equity to assets ratio has dropped each year due to the large growth in assets in each year since 1996 as would be expected in a startup entity. Further, for regulatory purposes, the Bank has a risk weighted capital to assets ratio of 12.7% which qualifies it as a well capitalized Bank at December 31, 1998. The Bank had no material outstanding capital expenditure commitments at December 31, 1998. During the three years the Bank has been in operation, the expenditures for premises and equipment totaled $47,181 in 1998, $142,138 in 1997 and $1,416,881 in 1996. The 1998 level of expenditures are more normal to the ongoing operation. The 1997 and in particular 1996 levels were affected by the initial startup expenditures of the Bank.

                                                                      Appendix I


                          AGREEMENT AND PLAN OF MERGER


     THIS AGREEMENT AND PLAN OF MERGER (hereinafter called "Agreement"), made and entered into as of the 10th day of November, 1998, by and between WESBANCO, INC., a West Virginia corporation, with its principal place of business located at Bank Plaza, Wheeling, West Virginia (hereinafter called "Wesbanco"), party of the first part, and THE HERITAGE BANK OF HARRISON COUNTY, INC., a West Virginia banking corporation, with its principal place of business located at 140 West Main Street, P.O. Box 1110, Clarksburg, West Virginia, 26302-11 10 (hereinafter called "Heritage") party of the second part, and WESBANCO BANK FAIRMONT, INC. (hereinafter called "Fairmont"), a West Virginia banking corporation and a wholly-owned subsidiary of Wesbanco, party of the third part.

     WHEREAS, Wesbanco is a West Virginia corporation duly organized and validly existing under the laws of the State of West Virginia, and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and

     WHEREAS, Heritage is a West Virginia banking corporation duly organized and validly existing under the laws of the State of West Virginia, and WHEREAS, Fairmont is a West Virginia banking corporation duly organized and validly existing under the laws of the State of West Virginia which corporation shall be a party to the merger contemplated by this Agreement, and

     WHEREAS, it is anticipated that the Board of Directors of Wesbanco will, by a majority vote of all the members thereof, approve this Agreement and authorize the execution hereof in counterparts; and it is anticipated that the Board of Directors of Fairmont will, by a majority vote of all of the members and shareholders thereof, approve this Agreement and authorize the execution hereof in counterparts, and

     WHEREAS, the Board of Directors of Heritage, by a majority vote of all of the members thereof, has approved this Agreement and has determined that, subject to all of the conditions of this Agreement, including but not limited to the requirement that certain tax rulings be obtained, it would be in the best interests of Heritage and its shareholders for Heritage to enter into this Agreement to become affiliated with Wesbanco, and

     WHEREAS, it is proposed that Wesbanco, Heritage and Fairmont enter into this Agreement whereby Heritage will merge with and into Fairmont and the outstanding shares of common stock of Heritage ("Heritage Common Stock") will be converted into shares of common stock of Wesbanco ("Wesbanco Common Stock"),

     NOW, THEREFORE, for and in consideration of the mutual promises and covenants hereinafter set forth, and in accordance with the provisions of applicable law, and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

                                    SECTION 1

                                    FAIRMONT

     1.1 EXECUTION OF AGREEMENT. Wesbanco shall cause Fairmont to take all necessary and proper action to ratify, approve, adopt and execute the Agreement and to undertake the performance of all of the terms and conditions of the Agreement to be performed by Fairmont.

     1.2 VOTING OF FAIRMONT SHARES.Wesbanco, as sole shareholder of Fairmont, shall vote all of the shares of Fairmont in favor of the Merger.

                                    SECTION 2

                                    THE MERGER

     2.1 THE MERGER. At the Effective Time (as defined in Section 2.5), subject to the provisions of this Agreement, Heritage shall merge with Fairmont (the "Merger"), under the charter of Fairmont. Fairmont shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation").

     2.2 EFFECT OF MERGER. At the Effective Time, the corporate existence of Fairmont, with all of its purposes, powers and objects, and all of its rights, assets, liabilities and obligations, shall continue unaffected and unimpaired by the Merger, and Fairmont as the Surviving Corporation shall continue to be governed by the laws of the State of West Virginia. Fairmont as the Surviving Corporation shall also-succeed to all of the rights, assets, liabilities and obligations of Heritage in accordance with the West Virginia Corporation Act ("WVCA"). Upon the Effective Date, (as defined in Section 11.5 hereof), the separate existence and corporate organization of Heritage shall cease.

     2.3 CLOSING. Wesbanco, Heritage and Fairmont will jointly request the Secretary of State of West Virginia to issue a Certificate of Merger on the date of the closing described in Section 11.4 hereof (the "Closing" and the "Closing Date").

     2.4 HERITAGE'S OBLIGATIONS. Heritage shall at any time, or from time to time, as and when requested by the Surviving Corporation, or by its successors and assigns, execute and deliver, or cause to be executed and delivered in its name by its last acting officers, or by the corresponding of ricers of the Surviving Corporation, all such conveyances, assignments, transfers, deeds, or other instruments, and shall take or cause to be taken such further or other action as the Surviving Corporation, its successors or assigns, may deem necessary or desirable in order to evidence the transfer, vesting or devolution of any property, right, privilege or franchise or to vest or perfect in or confirm to the Surviving Corporation, its successors and assigns, title to and possession of all the property, rights, privileges, powers, immunities, franchises and interests referred to in this Agreement and otherwise to carry out the intent and purposes hereof, all at the expense of the Surviving Corporation.

     2.5 ARTICLES OF MERGER. Subject to the terms and conditions herein provided, Articles of Merger, incorporating this Agreement, shall be executed to comply with the applicable filing requirements of the WVCA at the Closing and on the Closing Date. On the Closing Date, such Articles of Merger shall be filed with the Secretary of State of the State of West Virginia, who will duly issue a Certificate of Merger. The Surviving Corporation shall record said Certificate of Merger in the offices of the Clerks of the County Commission of Harrison and Marion Counties. The Merger shall become effective on the date (the "Effective Date") and at the time (which time is hereinafter called the "Effective Time") when such Certificate of Merger is issued by the Secretary of State.

                                    SECTION 3

                           ARTICLES OF INCORPORATION;
                     BYLAWS; BOARD OF DIRECTORS AND OFFICERS

     3.1 FAIRMONT. The Articles of Incorporation of Fairmont, as organized, shall constitute the Articles of Incorporation of the Surviving Corporation. The Bylaws of Fairmont as in effect on the Effective Date shall constitute the Bylaws of the Surviving Corporation. The directors and officers of Fairmont on the Effective Date shall become the directors and officers of the Surviving Corporation, except that Thomas J. Hansberry and Vincent F. D'Anunzio shall be elected, as of the Effective Date, as additional Directors of Fairmont. Any vacancy in the Board of Directors or of ricers be filled in the manner provided in the Bylaws of the Surviving Corporation. The directors and officers shall hold office as prescribed in the Bylaws.

     3.2 WESBANCO DIRECTORS. Wesbanco covenants and agrees that as of the Effective Date it will appoint as a director of Wesbanco Thomas J. Hansberry, or, if he should be unwilling or unable to serve, a person or persons to be designated by Heritage ("Substituted Person"), and acceptable to Wesbanco. Such individual shall serve until the next annual meeting of shareholders, and Wesbanco shall include such person on the list of nominees for the position of director presented by the Wesbanco Board of Directors and for which said Board shall solicit proxies at its next annual meeting of shareholders, with such person to be nominated for such term as is available under Wesbanco's Bylaws; and provided that in the event that the Heritage nominee is nominated as set forth above by the Wesbanco Board of Directors for less than a full three year term, upon the expiration of any such lesser term, Wesbanco covenants and agrees that it will again include such person on the list of nominees for the position of Wesbanco director presented by its Board of Directors for a full three year term and shall solicit proxies for said person for the annual meeting of shareholders at which such election shall be held.

     3.3 WESBANCO EXECUTIVE COMMITTEE. Wesbanco also covenants and agrees that as of the Effective Date it will appoint Thomas J. Hansberry as a member of the Executive Committee of the Board of Directors of Wesbanco, and covenants and agrees that it will continue to appoint or elect Thomas J. Hansberry (or the designated Substituted Person for the said Thomas J. Hansberry if he should be unable to serve) for so long as he serves as a Director of Wesbanco pursuant to the requirements of Section 3.2. If the foregoing named individual or his Substituted Person should be unwilling or unable to serve as such, then Wesbanco shall appoint the next Substituted Person as designated pursuant to Section 3.2, to such Executive Committee.

                                   SECTION 4

                              SHAREHOLDER APPROVALS

     4.1 HERITAGE SHAREHOLDERS' MEETING. Heritage Shareholders' Meeting. Heritage shall submit this Agreement to its shareholders in accordance with the WVCA at a meeting duly called, properly noticed and held at the earliest practicable date (considering the regulatory approvals required to be obtained). In connection with such meeting, Heritage shall send to its shareholders the Proxy Statement referred to in Section 13.1 hereof Subject to the fiduciary duties of the Board of Directors of Heritage to Heritage and its shareholders, the Board of Directors of Heritage shall recommend a vote in favor of the Merger and shall use its best efforts to obtain at such meeting the affirmative vote of the Heritage shareholders required to effectuate the transactions contemplated by the Agreement.

     4.2  FAIRMONT  SHAREHOLDER  MEETING.  Fairmont  shall  promptly  submit the
Agreement to its shareholder, Wesbanco, for approval in accordance with the WVCA.

                                   SECTION 5

                              CONVERSION OF SHARES

     5.1 CONVERSION AND EXCHANGE RATIO. The manner of converting or exchanging the shares of Fairmont and Heritage shall be as follows:

          (a) Each share of Heritage Common Stock issued and outstanding immediately prior to the Effective Time, except shares of Heritage Common Stock issued and held in treasury of Heritage or beneficially owned by Fairmont or Wesbanco, other than in a fiduciary capacity by them for others, and shares as to which dissenters' rights are exercised pursuant to W.Va. Code Annot. Section 31-1-122, shall by virtue of the Merger and at the Effective Time of the Merger:

               (i) Be exchanged for and become, without action on the part of the holder thereof, in accordance with the Exchange Ratio, the appropriate number of shares of Wesbanco Common Stock, having equal rights and privileges with respect to all other Wesbanco Common Stock issued and outstanding as of the Effective Time of the Merger.

               (ii) For purposes of this Agreement, the Exchange Ratio shall be:

                    (1) If the Wesbanco Market Value (as hereinafter defined) is greater than or equal to $33.00, then 1.515 fully paid and nonassessable shares of Wesbanco Common Stock;

                    (2) If the Wesbanco Market Value is less than $33.00 but greater than or equal to $26.00, then the number of fully paid and nonassessable shares of Wesbanco Common Stock (rounded to the nearest one thousandth) obtained by dividing (A) $50.00 per share by (B) the Wesbanco Market Value; and

                    (3) If the Wesbanco  Market Value is less than  $26.00, then
               1.923  fully paid and  nonassessable  shares of  Wesbanco  Common
               Stock.

                    (4) As used  herein, the term "Wesbanco  Market Value" shall mean the average of the closing prices of Wesbanco Common Stock on the Nasdaq Stock Market for each of the ten ( 10) consecutive trading days ending on the fifth trading day before the Determination Date. The term "Determination Date" shall mean the date on which the last required approval of a federal or state governmental entity is obtained with respect to the Merger without regard to any requisite waiting period in respect thereof, except if the Effective Date does not occur on or before the 16th day following the last regulatory approval solely because of the non-expiration of waiting periods, then it shall mean the date five (5) business days before the Effective Date.


               (iii) No fractional shares of Wesbanco Common Stock will be issued in connection with the Merger. In lieu thereof each stockholder of Heritage otherwise entitled to a fractional share of Wesbanco will receive cash therefore in an amount based on the Wesbanco Market Value per whole share of Wesbanco stock, at the time of the exchange, or at the election of such holder, shall be entitled to purchase the remaining fraction of such share from Wesbanco based on such price.

               (iv) In the event of any change in Wesbanco Common Stock, after the Determination Date, by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares to be issued pursuant to Section
          5.  l(a)(ii)  hereof shall be adjusted  proportionately.

     5.2  SHARES   OWNED  BY  HERITAGE, WESBANCO  OR  FAIRMONT.  Each  share  of
Heritage Common Stock issued and held in the treasury of Heritage or beneficially owned by Wesbanco or Fairmont, other than in a fiduciary capacity, at the Effective Time of the Merger shall be canceled and retired, and no shares of stock or the securities of Wesbanco shall be issuable with respect thereto.

     5.3 EXCHANGE FOR STOCK. On and after the Effective Date of the Merger, each holder of Heritage Common Stock, upon presentation and surrender of a certificate or certificates therefore to American Stock Transfer & Trust Co. (the "Exchange Agent"), shall be entitled to receive in exchange therefore a certificate or certificates representing the number of shares of Wesbanco Common Stock to which he or she is entitled as provided herein, and payment in cash for any fractional share of common stock which he or she is entitled to receive, without interest, should such shareholder not elect to purchase the remaining fraction of such share of common stock at the price above set forth. Until so presented and surrendered in exchange for a certificate representing Wesbanco Common Stock, each certificate which represented issued and outstanding shares of Heritage Common Stock immediately prior to the Effective Time shall be deemed for all purposes to evidence ownership of the number of shares of Wesbanco Common Stock into which such shares of stock have been converted pursuant to the Merger. Until surrender of such certificates in exchange for certificates representing the converted stock, the holder thereof shall not receive any dividend or other distribution payable to holders of shares of such stock; provided, however, that upon surrender of such certificates representing such converted stock in exchange for certificates representing the stock into which it has been converted, there shall be paid to the record holder of the certificate representing Wesbanco Common Stock issued upon such surrender, the amount of dividends or other distributions (without interest) which theretofore became payable with respect to the number of shares of such stock represented by the certificate or certificates to be issued upon such surrender, together with payment of cash for any fractional share to which such holder is entitled, as above set forth.

     5.4 Closing of Stock Transfer Books. On the Effective Date, the stock transfer books of Heritage shall be closed, and no shares of Heritage Common Stock outstanding the day prior to the Effective Date shall thereafter be transferred. 5.5. Director's Qualifying Shares. Immediately upon completion of the conversion provided for above, the continuing Director of Heritage shall maintain at least the minimum number of shares of common stock of Wesbanco as are required to be held as directors' qualifying shares under applicable law for membership on the Board of Directors of Fairmont.

                                   SECTION 6

                              DISSENTERS RIGHTS

     6.1  Subject  to  the  rights of  Wesbanco and  Heritage, as  permitted  by
Section 11.1 (i) of the Agreement, to terminate the Agreement and abandon the Merger in the event that the number of Objecting Shares (as hereinafter defined) shall exceed 10% of the shares of Heritage issued and outstanding on the date of the shareholders' meeting described in Sections 4.1 and 13.1 of this Agreement and entitled to vote on this Agreement (hereinafter, "Voting Shares"), the rights and remedies of a dissenting shareholder under the WVCA shall be afforded to any shareholder of Heritage who objects to the Merger in a timely manner in accordance with the WVCA, and who takes the necessary steps in a timely manner in accordance with the WVCA to perfect such shareholder's rights as a dissenting shareholder (such shareholder being hereafter referred to as a "Dissenting Shareholder"). The Surviving Corporation will make such payments as are required to be made to Dissenting Shareholders in the exercise of such rights. The term "Objecting Shares" shall mean the shares of those holders of Heritage Common Stock who shall file written objections with respect to such shares, in a timely manner in accordance with the WVCA, to the Agreement, shall not vote in favor of the Agreement, and have made written demand for the fair value of such shares within ten days, in accordance with WVCA Section 31-1-123. The Objecting Shares held by shareholders who do not become Dissenting Shareholders shall be converted into Wesbanco Common Stock in accordance with Section 5 hereof.


                                   SECTION 7

              REPRESENTATIONS, WARRANTIES AND COVENANTS OF HERITAGE

              Heritage represents and warrants to and covenants with Wesbanco and Fairmont, that:

     7.1 ORGANIZATION AND QUALIFICATION OF HERITAGE. Heritage is a corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia and has the full corporate power and authority to own all of its properties and assets and to carry on its business as it is now being conducted, and neither the ownership of its property nor the conduct of its business requires it to be qualified to do business in any other jurisdiction, except where the failure to be so qualified, considering all such cases in the aggregate, does not involve a material risk to the business, properties, financial position or results of operations of Heritage taken as a whole.

     7.2 AUTHORIZATION OF AGREEMENT. The Board of Directors of Heritage has authorized the execution of this Agreement as set forth herein, and subject to the approval of this Agreement by the shareholders of Heritage as provided in the Articles of Incorporation and Bylaws of Heritage and West Virginia Code 31-1-1 17, Heritage has the corporate power and is duly authorized to merge with Fairmont pursuant to this Agreement, and this Agreement is a valid and binding agreement of Heritage enforceable in accordance with its terms, except as enforceability may be subject to applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and to any equitable principles limiting the right to obtain specific performance of certain obligations thereunder.

     7.3 NO VIOLATION OF OTHER INSTRUMENTS. Subject to obtaining any required consent (which consents will be obtained by Heritage prior to Closing), the execution and delivery of this Agreement do not, and the consummation of the Merger and the transactions contemplated hereby will not, violate any provisions of Heritage's Articles of Incorporation or Bylaws, or any provision of, or result in the acceleration of any obligation under, any material mortgage, deed of trust, note, lien, lease, franchise, license, permit, agreement, instrument, law, order, arbitration award, judgment or decree or in the termination of any material license, franchise, lease or permit to which Heritage is a party or by which it is bound. After the approval of this Agreement by the shareholders of the common stock of Heritage, the Board of Directors and the shareholders of Heritage will have taken all corporate action required by applicable law, the Articles of Incorporation of Heritage, its Bylaws or otherwise to authorize the execution and delivery of this Agreement and to authorize the Merger of Heritage and Fairmont pursuant to this Agreement.

     7.4 FINANCIAL STATEMENTS. Heritage has delivered to Wesbanco copies of its consolidated statements of condition as of December 31, 1997 and 1996, and its consolidated statements of income, consolidated statements of changes in shareholders' equity and consolidated statements of changes in financial position for the two year period ended December 31, 1997, together with the notes thereto, accompanied by appropriate reviews relating to the financial statements for the two years ended December 31, 1997 and 1996, of Arnett & Foster P.L.L.C., certified public accountants, and its unaudited consolidated statement of condition, consolidated statement of income, consolidated statement of changes in shareholders' equity and consolidated statement of changes in financial condition for any interim periods ending prior to the Effective Date. Such statements, together with the related notes to all of said financial statements, present fairly the consolidated financial position of Heritage and the consolidated results of its operations as of the dates and for the periods ended on the dates specified in accordance with generally accepted accounting principles consistently applied throughout the periods indicated, except as may be specifically disclosed in those financial statements, including the notes to the financial statements attached thereto and subject to normal recurring year end adjustments.


     7.5 SUBSIDIARIES OF HERITAGE. Heritage maintains one subsidiary corporation, HBHC Corporation, a West Virginia corporation. It has the power and authority to own and lease its property and to conduct its business as it is now being conducted. Heritage owns 100% of the issued and outstanding stock of such corporation.

     7.6  NO ACTION,  ETC. Except as  disclosed  in the  Disclosure  Schedule of
Heritage dated not more than 30 days from the date hereof (the "Heritage Disclosure Schedule"), and as supplemented on the Effective Date, there are no suits, actions, proceedings, claims or investigations (formal or informal) pending, or to the knowledge of Heritage, threatened against or relating to Heritage, its business or any of its properties or against any of its officers or directors (in their capacity as such) in law or in equity or before any governmental agency. There are no suits, actions, proceedings, claims or investigations against Heritage, its properties or against any of its officers or directors (in their capacity as such) in law or in equity or before any governmental agency which, individually or in the aggregate, would, or is reasonably likely to, if determined adversely to such party, materially adversely affect the financial condition (present or prospective), businesses, properties or operations of Heritage or the ability of Heritage to conduct its business as presently conducted or to consummate the transaction contemplated hereby, and Heritage does not know of any basis for any such action or proceeding. Except as disclosed in the Heritage Disclosure Schedule, Heritage is not a party or subject to any cease and desist order, agreement or similar arrangement with a regulatory authority which restricts its operations or requires any action, and Heritage is not transacting business in material violation of any applicable law, ordinance, requirement, rule, regulation or order.

     7.7 CAPITALIZATION. The authorized capital stock of Heritage consists of 300,000 shares of common stock, par value of $10.00 per share, of which 272,032 shares are duly authorized, validly issued and outstanding and are fully paid as of the date hereof. There are no options, warrants, calls or commitments of any kind entitling any person to acquire, or securities convertible into, Heritage Common Stock.

     7.8 COPIES OF ALL CONTRACTS, LEASES, ETC. Heritage has furnished to Wesbanco true and complete copies of all material contracts, leases and other agreements to which Heritage is a party or by which it is bound and of all employment, pension, retirement, stock option, profit sharing, deferred compensation, consultant, bonus, group insurance or similar plan with respect to any of the directors, of officers or other employees of Heritage. A list of all such documents is set forth in the Heritage Disclosure Schedule, and as updated on the Effective Date.

     7.9 MATERIALLY ADVERSE CONTRACTS. Heritage is not a party to or otherwise bound by any contract, agreement, plan, lease, license, commitment or undertaking which is materially adverse, materially onerous or materially harmful to Heritage taken as a whole. There is no breach or default by any party of or with respect to any material provision of any material contract to which Heritage is a party that would have a material adverse effect upon the financial condition, operations, results of operations, business or prospects of Heritage taken as a whole.

     7.10 UNDISCLOSED LIABILITIES. Heritage has no material liabilities other than those liabilities disclosed on or provided for in the financial statements delivered pursuant to Section 7.4 hereof, or as disclosed in the Heritage Disclosure Schedule attached hereto and made a part hereof.

     7.11 TITLE TO PROPERTIES. Except for capitalized leases, liens and encumbrances not material to the property and liens and encumbrances on property acquired by Heritage in foreclosure of loans and existing at the time of foreclosure, Heritage has good and marketable title to all of the property, interests in properties and other assets, real and personal, set forth in its consolidated balance sheet as of December 31, 1997, and applicable interim period balance sheet or acquired since the date thereof, other than property disposed of since such date, subject to no material liens, mortgages, pledges, encumbrances or charges of any kind except liens reflected on said balance sheet or set forth in the financial statements delivered pursuant to Section 7.4 hereof, and all of its material leases are in full force and effect and Heritage is not in material default thereunder. No asset included in the financial statements referred to above has been valued in such statements in excess of its cost less depreciation or, in the case of investment securities, in excess of cost, adjusted for amortization of premiums or accretion of discounts. All material real and tangible personal property owned by Heritage and used or leased by Heritage in its business is in good condition, normal wear and tear excepted, and is in good operating order. All of such property is insured against loss for at least 70% of the full replacement value thereof (less applicable deductibles) by reputable insurance companies authorized to transact business in the State of West Virginia.

     7.12 PROXY STATEMENT. The Proxy Statement referred to in Section l 3 or any amendment or supplement thereto mailed to the holders of the common stock of Heritage will not contain any untrue statement of a material fact concerning Heritage or omit to state a material fact concerning Heritage required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading with respect to Heritage, and will comply, as to form in all material respects, with the requirements of federal and West Virginia securities laws and any other applicable Blue Sky Laws.

     7.13 ERISA. Except as disclosed in the Heritage Disclosure Schedule, (i) each employee benefit plan subject to Titles I and/or IV of ERISA and established or maintained for persons including employees or former employees of Heritage, (hereinafter referred to as "Plan") has been maintained, operated, administered and funded in accordance with its terms and with all material provisions of ERISA and the Internal Revenue Code ("IRC") applicable thereto;
(ii) no event reportable under Section 4043 of ERISA has occurred and is continuing with respect to any Plan; (iii) no liability to PBGC has been incurred with respect to any Plan, other than for premiums due and payable, and all premiums required to have been paid to PBGC as of the date hereof have and as of the Effective Date will have been paid; (iv) no Plan has been terminated, no proceedings have been instituted to terminate any Plan, and no decision has been made to terminate or institute proceedings to terminate any Plan; (v) no Plan is a multi-employer Plan; (vi) there has been no cessation of, and no decision has been made to cease, operations at a facility or facilities where such cessation could reasonably be expected to result in a separation from employment of more than 20% of the total number of employees who are participants under any plan; (vii) each Plan which is an employee pension plan meets the requirements of "qualified plans" under Section 401 (a) of the IRC; (viii) no accumulated funding deficiency within the meaning of Section 412 of the IRC or Section 302 of ERISA has been incurred with respect to any Plan subject to the funding standards of those provisions; (ix) with respect to each Plan, there have been no prohibited transactions as defined in
Section 406 of ERISA or Section 4975 of the IRC, and there are no actions, suits or claims with respect to the assets thereof (other than routine claims for benefits) pending or threatened; arid (x) all required reports, descriptions and notices (including, but not limited to, Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions) have been appropriately filed or distributed with respect to each Plan.


     7.14 LABOR DISPUTES. Except as disclosed in the Heritage Disclosure Schedule, Heritage is not directly or indirectly involved in or threatened with any labor dispute, including, without limitation, matters regarding discrimination by reason of age, race, creed, sex, handicap or national origin, which would materially and adversely affect its financial condition, assets, businesses or operations taken as a whole. No collective bargaining representatives represent any employees of Heritage, and no petition for election of any collective bargaining representative has been filed, and to the knowledge of Heritage, no organizational campaign on behalf of any collective bargaining unit has been undertaken by or on behalf of the employees of Heritage.

     7.15 RESERVE FOR POSSIBLE LOAN LOSSES. The reserve for possible loan losses shown on the consolidated balance sheet of Heritage as of December 31, 1997, delivered pursuant to this

Agreement is adequate in all material respects as of the date thereof, and the reserve for possible loan losses reflected on the interim statement for the period ending September 30, 1998, is adequate in all material respects as of the date of this Agreement.

     7.16 TAXES. Except as disclosed in the Heritage Disclosure Schedule:

          (a) Heritage has timely and properly filed all Federal Income Tax Returns and all other federal, state, municipal and other tax returns which it is required to file, either on its own behalf or on behalf of its employees or other persons or entities, all such returns and reports being true and correct and complete in all material respects, and has paid all taxes, including penalties and interest, if any, which have become due pursuant to such returns or reports or forms or pursuant to assessments received by it;

          (b) Neither the Internal Revenue Service nor any other taxing authority is now asserting against Heritage, or, to its knowledge, threatening to assert against it, any material deficiency or claim for additional taxes, interest or penalty;

          (c) There is no pending or, to its knowledge, threatened examination of the Federal Income Tax Returns of Heritage, and, except for tax years still subject to the assessment and collection of additional Federal income taxes under the three year period of limitations prescribed in IRC Section 6501(a), no tax year of Heritage remains open to the assessment and collection of additional material Federal Income Taxes, and

          (d) There is no pending or, to its knowledge, threatened examination of the West Virginia Business Franchise Tax Returns of Heritage, and, except for tax years still subject to the assessment and collection of additional Business

Franchise Taxes under the three year period of limitations prescribed in W.Va. Code Annot. Section 11-10-l5, no tax year of Heritage remains open to the assessment and collection of additional Business Franchise Taxes.

          (e) Heritage has properly accrued and reflected on its December 31, 1997, consolidated balance sheet, delivered pursuant to Section 7.4 hereof, and has thereafter to the date hereof properly accrued, and will from the date hereof through the Closing Date properly accrue, all liabilities for taxes and assessments, and will timely and properly file all such federal, state, local and foreign tax returns and reports and forms which it is required to file, either on its own behalf or on behalf of its employees or other persons or entities, all such returns and reports and forms to be true and correct and complete in all respects, and will pay or cause to be paid when due all taxes, including penalties and interest, if any, which have become due pursuant to such-returns or reports or forms or pursuant to assessments received by it, all such accruals being in the aggregate sufficient for payment of all such taxes and assessments.

     7.17 ABSENCE OF CERTAIN CHANGES. Except as may be disclosed in the Heritage Disclosure Schedule, or except in connection with the transactions contemplated by this Agreement, since December 31, 1997:

          (a) There has been no change in the material assets, financial condition or liabilities (contingent or otherwise), business, or results of operations of Heritage which has had, or changes which in the aggregate have had, a materially adverse effect on such material assets, financial condition or results of operations of Heritage taken as a whole, nor to its knowledge, has any event or condition occurred which may result in such change or changes;

          (b) There has not been any material damage, destruction or loss by reason of fire, flood, accident or other casualty (whether insured or not insured) materially and adversely affecting the assets, financial condition, business or operations of Heritage taken as a whole;

          (c) Other than in the ordinary course of business, Heritage has not disposed of, or agreed to dispose of, any of its material properties or assets, nor has it leased to others, or agreed to so lease, any of such material properties or assets;

          (d) There has not been any change in the authorized, issued or outstanding capital stock of Heritage except as provided for in this Agreement, nor any material change in the outstanding debt of Heritage, other than changes due to payments in accordance with the terms of such debt or changes in deposits, Federal funds purchased, repurchase agreements or other short- term borrowings in the ordinary course of business;

          (e) Except as otherwise disclosed in this Agreement, Heritage has not granted any warrant, option or right to acquire, or agreed to repurchase, redeem or otherwise acquire, any shares of its capital stock or any other of its securities whatsoever;

          (f) Heritage has, and shall have at Closing, personnel sufficient to adequately staff all key positions within its operations. There has not been any material increase in the compensation or fees payable by Heritage to its respective directors or officers for services in their capacities as such, other than increases in the regular course of business in accordance with past practices or the personnel policies of Heritage;

          (g) Heritage has not made any material loan or advance other than in the ordinary course of business;

          (h) Heritage has not made any expenditure or major commitment for the purchase, acquisition, construction or improvement of any material asset or assets which in the aggregate would be material other than in the ordinary course of business;

          (i) Heritage has not entered into any other material transaction, contract or lease or incurred any other material obligation or liability other than in the ordinary course of business; and

          (j) There has not been any other event, condition or development of any kind which materially and adversely affects the material assets, financial condition or results of operations of Heritage, taken as a whole, and Heritage has no knowledge of any such event, condition or development which may materially and adversely affect the assets, financial condition or results of operations of Heritage, taken as a whole.

     7.18 FIDELITY BONDS. Heritage has continuously maintained fidelity bonds insuring it against acts of dishonesty by its of ricers and employees in such amounts as are required by law and as are customary, usual and prudent for banks of its size. Since January 1, 1998, there have been no claims under such bonds and, except as disclosed in the Heritage Disclosure Schedule, Heritage is not aware of any facts which would form the basis of a claim under such bonds.

Heritage has no reason to believe that its fidelity coverage will not be renewed by the applicable carrier on substantially the same terms as its existing coverage.

     7.19 NEGATIVE COVENANTS. Except as otherwise contemplated hereby, between the date hereof and the Effective Date, or the time when this Agreement terminates as provided herein, Heritage will not, except as contemplated by this Agreement, without the prior written approval of Wesbanco:

          (a) Make any change in its  authorized  capital  stock;

          (b) Issue any shares of its common stock, securities convertible into its common stock, or any long term debt securities;

          (c) Issue or grant any options, warrants or other rights to purchase shares of its common stock;

          (d) Declare or pay any dividends or other distributions on any shares of common stock;

          (e) Purchase or otherwise acquire, or agree to acquire, for a consideration any share of its capital stock (other than in a fiduciary capacity);

          (f) Except as otherwise contemplated by this Agreement or as disclosed in or permitted by or under the conditions set forth in Section 7.1 7(f) above and except for any amendments required by law, enter into or amend any employment, pension, retirement, stock option, profit sharing, deferred compensation, consultant, bonus, group insurance or similar plan in respect of any of its directors, of ricers or other employees for services in their capacities as such or materially increase its contribution to any pension plan, except as disclosed in the Heritage Disclosure Schedule, regarding pension or retirement plans or increases in accordance with past practices;

          (g) Take any action materially and adversely affecting the financial condition (present or prospective), businesses, properties or operations of Heritage, taken as a whale;

          (h) Acquire or merge with any other company or acquire any branch or, other than in the ordinary course of business, any assets of any other company;

          (i) Except in the ordinary course of business as heretofore conducted, and except as hereinabove provided, mortgage, pledge or subject to a lien or any other encumbrance any of its material assets, dispose of any of its material assets, incur or cancel any material debts or claims, or increase any compensation or benefits payable to its officers or employees (other than as permitted in Sections 7.1 7(f) and 7.1 9(f) hereof), except in the ordinary course of business as heretofore conducted, or take any other action not in the ordinary course of its business as heretofore conducted or incur any material obligation or enter into any material contract; or

          (j) Amend its Articles of Incorporation or Bylaws, except as may be necessary to carry out this Agreement or as required by law.

     7.20 ADDITIONAL  COVENANTS.  Except  as  otherwise  contemplated  by   this
Agreement, Heritage covenants and agrees:

            (a) That it will promptly advise Wesbanco in writing of the name and address of, and the number of shares of Heritage Common Stock held by, each stockholder who elects to exercise his or her right to dissent to the Merger pursuant to West Virginia Code Annot. Sections 31-1-122 and 123;

          (b) Subsequent to the date of this Agreement and prior to the Effective Date, that it will operate its business only in the ordinary course and in a manner consistent with past practice;

          (c) To the extent consistent with the fiduciary duties of the Board of Directors to Heritage and its shareholders and in compliance with applicable law, that it will use its best efforts to take or cause to be taken all action required under this Agreement on its part to be taken as promptly as practicable so as to permit the consummation of the Merger at the earliest possible date and to cooperate fully with the other parties to that end;

          (d) Heritage will not, and will not permit any person acting on behalf of Heritage to, directly or indirectly, initiate or solicit any acquisition proposal by any person, corporation or entity. For the purposes of this subsection, "acquisition proposal" means any proposal to merge or consolidate with, or acquire all or any substantial portion of the assets of, Heritage, or any tender or exchange offer (or proposal to make any tender or exchange offer) for any shares of stock of Heritage, or any proposal to acquire more than 5% of the outstanding shares of stock of Heritage or any options, warrants or rights to acquire, or securities convertible into or exchangeable for, more than 5% of the outstanding shares of stock of Heritage. Heritage will give Wesbanco notice by telephone, promptly after receipt thereof, of all material facts relating to any acquisition proposal or any inquiry with respect to any acquisition proposal  and  shall  such  notice in  writing  immediately  thereafter;

          (e) To promptly advise Wesbanco of any material adverse change in the financial condition, assets, businesses or operations of Heritage, taken as a whole, or any material changes or inaccuracies in data provided to Wesbanco pursuant to this Agreement;

          (f) To maintain in full force and effect its present fire, casualty, public liability, employee fidelity and other insurance coverages or replacement insurance coverage at substantially the same premium and insurance levels;

          (g)  To  cooperate  with  Wesbanco  in  furnishing  such   information
     concerning the business and affairs of Heritage and its respective directors and officers as is reasonably necessary or requested in order to prepare and file any application for regulatory or governmental approvals, including, but not limited to, an application to the Federal Deposit Insurance Corporation and the West Virginia Department of Banking for prior approval of the merger of Heritage with Fairmont as contemplated hereunder. Consistent with its fiduciary duties, Heritage will use its best efforts to obtain the approval or consent of any federal, state or other regulatory agency having jurisdiction and of any other party to the extent that such approvals or consents are required to effect the Merger and the transactions contemplated hereby or are required with respect to the documents described in Section 7.3 hereof; and

          (h) To cooperate with Wesbanco in furnishing such information concerning the business of Heritage as is reasonably necessary or requested in order to prepare and file any Registration Statement to be prepared in connection with the issuance of Wesbanco Common Stock as provided in
     Section 13 hereof.

                                    SECTION 8

                         REPRESENTATIONS, WARRANTIES AND
                       COVENANTS OF WESBANCO AND FAIRMONT

      Wesbanco and Fairmont represent and warrant to Heritage and covenant with Heritage that:

     8.1 CORPORATE ORGANIZATION OF WESBANCO AND SUBSIDIARIES. Wesbanco and Fairmont are corporations duly organized, validly existing and in good standing under the laws of the State of West Virginia, with full corporate power and authority to carry on their businesses as they are now being conducted and as contemplated by the Agreement and to own the properties and assets which they own, and neither the ownership of their property nor the conduct of their business requires them, or any of their subsidiaries, to be qualified to do business in any other jurisdiction except where the failure to be so qualified, considering all such cases in the aggregate, does not involve a material risk to the business, properties, financial position or results of operations of Wesbanco, Fairmont and their subsidiaries taken as a whole. Each of Wesbanco's subsidiaries ("Wesbanco Subs"), is a West Virginia, Delaware or Ohio corporation, duly organized and validly existing in good standing under the laws of Delaware, Ohio or West Virginia, as the case may be, with full corporate power and authority to carry on its business as it is now being conducted and to own the properties and assets which it owns. All issued and outstanding shares of stock of Wesbanco Subs are held, beneficially and of record, by Wesbanco and have been fully paid, were validly issued and are nonassessable. There are no options, warrants to purchase or contracts to issue, or contracts or any other rights entitling anyone to acquire, any other stock of or any of the Wesbanco Subs or securities convertible into shares of stock of the Wesbanco Subs.

     8.2 CORPORATE POWER AND ACTION. Subject to the approval hereof by the Board of Directors of Wesbanco, and subject to its Bylaws and the WVCA, Wesbanco has the corporate power and is duly authorized to execute this Agreement, and this Agreement is a valid and binding agreement of Wesbanco enforceable in accordance with its terms, except as enforceability may be subject to applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and to any equitable principles limiting the right to obtain specific performance of certain obligations thereunder. Upon execution hereof by Fairmont and subject to the approval hereof by Wesbanco as its sole shareholder, Fairmont has the corporate power to execute and deliver this Agreement and has taken all action required by law, its Articles of Incorporation, its Bylaws or otherwise to authorize and approve such execution and delivery, the performance of the Agreement, the Merger and the consummation of the transactions contemplated hereby; and this Agreement is a valid and binding agreement of Fairmont enforceable in accordance with its terms, except as enforceability may be subject to applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and to any equitable principles limiting the right to obtain specific performance of certain obligations thereunder.

     8.3 TRANSFER OF SECURITIES TO EXCHANGE AGENT PRIOR TO, OR AS OF THE CLOSING DATE. Prior to, or at the Closing Date, Wesbanco will deliver to the Exchange Agent, for the benefit of the holders of the common stock of Heritage, an amount of common stock of Wesbanco and cash sufficient to meet the necessary amount of securities and cash required pursuant to Section 5.

     8.4 NO VIOLATION OF OTHER INSTRUMENTS. Subject to obtaining any required consents (which consents will be obtained by Wesbanco prior to the Closing), the execution and delivery of this Agreement do not, and the consummation of the Merger and the transactions contemplated hereby will not, violate any provision of the Articles of Incorporation or Bylaws of Wesbanco or any of the Wesbanco Subs or any provision of, or result in the acceleration of any obligation under, any material mortgage, Deed of Trust, note, lien, lease, franchise, license, permit, agreement, instrument, law, order, arbitration award, judgment or decree, or in the termination of any material license, franchise, lease or permit, to which Wesbanco or any of the Wesbanco Subs, is a party or by which it is bound.

     8.5 APPROVAL BY FAIRMONT. Wesbanco shall cause Fairmont to execute and enter into this Agreement and cause Fairmont to take such action as is provided in this Agreement on Fairmont's part to be taken.

     8.6 GOOD FAITH. Wesbanco shall use its best efforts in good faith to take or cause to be taken all action required under this Agreement on its part to be taken as promptly as practicable so as to permit the consummation of this Agreement at the earliest possible date and cooperate fully with the other parties to that end.

     8.7 EXCHANGE ACT REPORTS. Wesbanco has delivered to Heritage true and correct copies of its Form 10-K (Annual Report) for the year ended December 31, 1997, and its Forms 10-Q (Quarterly Report) for the quarters ended March 31, 1998, June 30, 1998, and September 30, 1998, as filed with the SEC, all of which were prepared and filed in accordance with the applicable requirements and regulations of the SEC. Wesbanco has also delivered to Heritage true and correct copies of all documents and reports filed by Wesbanco with the SEC pursuant to the Exchange Act since January 1, 1998 (the "Wesbanco Reports"). Wesbanco has filed and will continue to file all reports and other documents required to be filed with the SEC pursuant to the Exchange Act in a timely manner. All of the Wesbanco Reports complied in all material respects with the Act and did not contain, as of their respective dates, any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made.

     8.8 SUBSIDIARIES OF WESBANCO. In addition to Fairmont, the subsidiaries of Wesbanco are Wesbanco Bank Charleston, a West Virginia banking corporation, Wesbanco Bank Wheeling, a West Virginia banking corporation, Wesbanco Bank Parkersburg, Inc., a West Virginia banking corporation, Wesbanco Properties, Inc., a West Virginia corporation, Hunter Agency, Inc., a West Virginia corporation, Hometown Finance Company, a West Virginia corporation, CommBanc Investments, Inc., an Ohio corporation, and Vandalia National Corporation, a Delaware corporation. All have the requisite corporate power and authority to own and lease their respective properties and to conduct their respective businesses as they are now being conducted and are currently contemplated to be conducted. Wesbanco owns 100% of the issued and outstanding stock of all such corporations.

     8.9 REGISTERED BANK HOLDING COMPANY. Wesbanco is a duly registered bank holding company under the Bank Holding Company Act of 1956, as amended.

     8.10 AUTHORITY TO ISSUE SHARES. The shares of common stock of Wesbanco to be issued pursuant to this Agreement will be duly authorized at the time the Merger is consummated. When issued upon the terms and conditions specified in this Agreement, such shares shall be validly issued, fully paid, and nonassessable. The shareholders of Wesbanco have, and will have, no preemptive rights with respect to the issuance of the shares of Wesbanco to be authorized and issued in the transaction contemplated in this Agreement.

     8.11 FINANCIAL STATEMENTS. Wesbanco has delivered to Heritage copies of its consolidated balance sheets as of December 31, 1997, 1996 and 1995 and any applicable interim period, its consolidated statements of income, consolidated statements of changes in shareholders' equity and consolidated statements of changes in financial position for the three year period ended December 31, 1997, and any applicable interim period, together with the notes thereto, accompanied by an audit report of Ernst & Young, LLP, independent auditors. Such statements and the related notes to all of said financial statements, present fairly the consolidated financial position of Wesbanco and its consolidated subsidiaries and the consolidated results of their operations as of the dates and for the periods ended on the dates specified in accordance with generally accepted accounting principles consistently applied throughout the periods indicated, except as may be specifically disclosed in those financial statements, including the notes to the financial statements attached thereto, and subject to normal recurring year end adjustments.

     8.12 NO ACTION, ETC. Except as disclosed in the Wesbanco Disclosure Schedule, dated not more than 30 days from the date hereof (the "Wesbanco Disclosure Schedule"), and as supplemented on the Effective Date, there are no suits, actions, proceedings, claims or investigations (formal or informal) pending, or to the knowledge of Wesbanco pending or threatened, against or relating to Wesbanco, its subsidiaries, its businesses or any of its properties or against any of their of ricers or directors (in their capacity as such) in law or in equity or before any governmental agency. There are no suits, actions, proceedings, claims or investigations against or redating to Wesbanco, its subsidiaries, its businesses, its properties or against any of their officers or directors (in their capacity as such) in law or in equity or before any governmental agency, which, individually or in the aggregate, would, or is reasonably likely to, if determined adversely to such party, materially adversely affect the financial condition (present or prospective), businesses, properties or operations of Wesbanco or its subsidiaries or the ability of Wesbanco or its subsidiaries to conduct its business as presently conducted or consummate the transaction contemplated hereby, and Wesbanco does not know of any basis for any such action or proceeding. Neither Wesbanco nor any of its subsidiaries are a party or subject to any cease and desist order, agreement or similar arrangement with a regulatory authority which restricts its operations or requires any action and neither Wesbanco nor any of its subsidiaries are transacting business in material violation of any applicable law, ordinance, requirement, rule, order or regulation.

     8.13 CAPITALIZATION. The authorized capital stock of Wesbanco consists of 50,000,000 shares of common stock, par value of $2.0833 per share, of which 20,895,579 shares are duly authorized, validly issued and outstanding (as of September 30, 1998) and are fully paid and nonassessable, and 1,000,000 shares of preferred stock, without par value, none of which are issued and outstanding. There are no options, warrants, calls or commitments of any kind entitling any person to acquire, or securities convertible into, Wesbanco Common Stock. At September 30, 1998, Wesbanco held 83,075 shares of its common stock as treasury stock. Wesbanco has no other reserve commitments with respect to its common stock.

     Upon execution hereof by Fairmont, the authorized capital stock of Fairmont consists of 700,100 shares of common stock, par value of $ 10.00 per share, of which all such shares are duly authorized and validly issued and outstanding and fully paid and nonassessable. There are no options, warrants, calls or commitments of any kind relating to, or securities convertible into Fairmont common stock.

     8.14 COPIES OF ALL CONTRACTS. Leases. Etc. Wesbanco has furnished to Heritage true and complete copies of all material contracts, leases and other agreements to which Wesbanco is a party or by which it is bound and of all employment, pension, retirement, stock option, profit sharing, deferred compensation, consultant, bonus, group insurance and similar plans with respect to any of the directors, officers or other employees of Wesbanco. A list of all such documents is set forth in the Wesbanco Disclosure Schedule, and as supplemented on the Effective Date.

     8.15 MATERIALLY ADVERSE CONTRACTS. Neither Wesbanco nor any of its subsidiaries are a party to or otherwise bound by any contract, agreement, plan, lease, license, commitment or undertaking, which is materially adverse, materially onerous, or materially harmful to Wesbanco or its subsidiaries taken as a whole. There is no breach or default by any party of or with respect to any material provision of any material contract to which Wesbanco or its subsidiaries is a party that would have a material adverse effect upon the financial condition, operations, results of operations, business or prospects of Wesbanco or its subsidiaries taken as a whole.

     8.16 UNDISCLOSED LIABILITIES. Wesbanco and the Wesbanco Subs have no material liabilities other than those liabilities disclosed on or provided for in the financial statements delivered pursuant to Section 8.1 1 of this Agreement, or on the Wesbanco Disclosure Schedule.

     8.17 TITLE TO PROPERTIES. Except for capitalized leases and liens and encumbrances not material to the property and liens and encumbrances on property acquired by Wesbanco Subs in foreclosure of loans and existing at the time of foreclosure, Wesbanco and its subsidiaries have good and marketable title to all of the property, interest in properties and other assets, real or personal, set forth in its consolidated balance sheet as of December 31, 1997, and applicable interim periods, or acquired since that date, subject to no material liens, mortgages, pledges, encumbrances, or charges of any kind except liens reflected on said balance sheets, and all of its leases are in full force and effect and neither Wesbanco nor any of its subsidiaries is in material default thereunder.

     No asset included in the financial statements referred to above has been valued in such statements in excess of cost less depreciation or, in the case of investment securities, in excess of cost, adjusted for amortization of premiums or accretion of discounts. All real and tangible personal property owned by Wesbanco or its subsidiaries and used or leased by Wesbanco or its subsidiaries, or for its business is in good condition, normal wear and tear excepted, and is in good operating order. All of such proper is insured against loss for at least 80% of the full replacement value thereof (less applicable deductibles) by reputable insurance companies authorized to transact business in the State of West Virginia.

     8.18 REGISTRATION STATEMENT. The  Registration  Statement  referred  to  in
Section 13.2 of this Agreement or any amendment or supplement thereto mailed to the holders of the common stock of Heritage will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading with respect to Wesbanco, and will comply as to form in all material respects with the requirements of federal and West Virginia securities laws and any other applicable Blue Sky laws.

     8.19 TAXES.  Except as disclosed in the Wesbanco Disclosure Schedule:

          (a) Wesbanco and its subsidiaries have timely and properly filed all Federal Income Tax Returns and all other federal, state, municipal and other tax returns which they are required to file, either on their own behalf or on behalf of their employees or other persons or entities, all such returns and reports being true and correct and complete in all material respects, and have paid all taxes, including penalties and interest, if any, which have become due pursuant to such returns or reports or forms or pursuant to assessments received by them;

          (b) Neither the Internal Revenue Service nor any other taxing authority is now asserting against Wesbanco or any of its subsidiaries, or, to its knowledge, threatening to assert against them, or any of them, any material deficiency or claim for additional taxes, interest or penalty;

          (c) There is no pending or, to its knowledge, threatened examination of the Federal Income Tax Returns of Wesbanco or any of its subsidiaries, except for a pending audit by the Internal Revenue Service for the year 1996, and, except for tax years still subject to the assessment and collection of additional federal income taxes under the three-year period of limitations prescribed in IRC Section 6501(a), no tax year of Wesbanco or any of its subsidiaries remains open to the assessment and collection of additional material Federal Income Taxes; and

          (d) There is no pending or, to its knowledge, threatened examination of the West Virginia Business Franchise Tax Returns of Wesbanco or any of its subsidiaries, and, except for tax years still subject to the assessment and collection of additional Business Franchise Taxes under the three-year period of limitations prescribed in W.Va. Code Annot. Section 11-10-15, no tax year of Wesbanco or any of its subsidiaries remains open to the assessment and collection of additional Business Franchise Taxes.

          (e) Wesbanco, and its subsidiaries, have properly accrued and reflected on their December 31, 1997, consolidated balance sheet, delivered pursuant to Section 8.1 1 hereof, and have thereafter to the date hereof properly accrued, and will, from the date hereof, through the Closing Date, properly accrue all liabilities for taxes and assessments, and will timely and properly file all such federal, state, local and foreign tax returns and reports and forms which they are required to file, either on their own behalf or on behalf of their employees or other persons or entities, all such returns and reports and forms to be true and correct and complete in all respects, and will pay or cause to be paid when due all taxes, including penalties and interest, if any, which have become due pursuant to such returns or reports or forms or pursuant to assessments received by them, all such accruals being in the aggregate sufficient for payment of all such taxes and assessments.

     8.20 ABSENCE OF CERTAIN CHANGES. Except as may be disclosed in the Wesbanco Disclosure Schedule, or except in connection with the transactions contemplated by this Agreement, since September 30, 1998:

          (a) There has been no change in the material assets, financial condition, liabilities (contingent or otherwise), business or results of operation of Wesbanco and its subsidiaries which has had, or changes in the aggregate which have had, a materially adverse effect on the material assets, financial condition or results of operations of Wesbanco, nor, to its knowledge, has any event or condition occurred which may result in such change or changes;

          (b) There has not been any material damage, destruction, or loss by reason of fire, flood, accident or other casualty (whether insured or not insured)
     materially and adversely affecting the assets, financial condition, business or operations of Wesbanco or any of its subsidiaries taken as a whole;

          (c) Other than in the ordinary course of business, neither Wesbanco nor any of its subsidiaries have disposed of, or agreed to dispose of, any of their material properties or assets, nor have they leased to others, or agreed to so lease, any of such material properties or assets;

          (d) There has not been any change in the authorized, issued or outstanding capital stock of Wesbanco, except as provided for in this Agreement, and except for the share repurchase program of up to 1,000,000 shares of Wesbanco Common Stock currently in progress, or any material change in the outstanding debt of Wesbanco or any of its subsidiaries, other than changes due to payments in accordance with the terms of such debt or changes in deposits, federal funds purchased, repurchase agreements or other short-term borrowings in the ordinary course of business;

          (e) Except as otherwise disclosed in this Agreement, Wesbanco has not granted any warrant, option or right to acquire, or agreed to repurchase, redeem or otherwise acquire, any shares of its capital stock or any other of its securities whatsoever;

          (f) Neither Wesbanco nor any of its subsidiaries have made any material loan or advance other than in the ordinary course of business;

          (g) Neither Wesbanco nor any of its subsidiaries has entered into any other material transaction, contract or lease or incurred any other material obligation or liabilities other than in the ordinary course of business;

          (h) Neither Wesbanco nor any of its subsidiaries have made any expenditure or major commitment for the purchase, acquisition, construction or improvement of any material asset or assets which in the aggregate would be material other than in the ordinary course of business;

          (i) There have not been any dividends or other distributions declared or paid on any shares of Wesbanco Common Stock which, taken in the aggregate with all other such distributions declared or paid in the same tax year, exceed 55% of the after-tax income of Wesbanco for the tax year in which paid;

          (j) Business has been conducted by Wesbanco in the ordinary course and in a manner consistent with past practice;

          (k) There has been no change in the Articles of Incorporation or Bylaws of Wesbanco which would in the reasonable opinion of Heritage have a material adverse effect on the rights of holders of Wesbanco Common Stock; and

          (l) There has not been any other event, condition or development of any kind which materially and adversely affects the material assets, financial condition or results of operations of Wesbanco or any of its subsidiaries, and neither Wesbanco nor any of its subsidiaries have knowledge of any such event, condition or development which may materially and adversely affect the material assets, financial condition or results of operations of Wesbanco and its subsidiaries.

     8.21 FIDELITY BONDS. Each of the Wesbanco Subs has continuously maintained fidelity bonds insuring it against acts of dishonesty by each of its officers and employees in such amounts as are required by law and as are customary, usual and prudent for a bank of its size.

Since January l, 1998, there have been no claims under such bonds (except as disclosed in the Wesbanco Disclosure Schedule) and, except as disclosed in writing to Heritage, neither Wesbanco nor any Wesbanco Subs are aware of any facts which would form the basis of a claim under such bonds. Neither Wesbanco nor any Wesbanco Subs have any reason to believe that any fidelity coverage will not be renewed by their carriers on substantially the same terms as the existing coverage.

     8.22 ERISA. Except as disclosed in the Wesbanco Disclosure Schedule (i) each employee benefit plan subject to Titles I and/or IV of ERISA and established or maintained for persons including employees or former employees of Wesbanco, or any of its subsidiaries, (hereinafter referred to as "Plan") has been maintained' operated, administered and funded in accordance with its terms and with all material provisions of ERISA and the IRC applicable thereto; (ii) no event reportable under Section 4043 of ERISA has occurred and is continuing with respect to any Plan; (iii) no liability to PBGC has been incurred with respect to any Plan, other than for premiums due and payable and all premiums required to have been paid to PBGC as of the date hereof have been and as of the Effective Date will have been paid; (iv) other than the termination of the defined benefit pension plans of Wheeling Dollar Bank, First National Bank and Trust Company, Wirt County Bank, First-Tyler Bank & Trust Company, Brooke National Bank, First National Bank of Barnesville and Albright National Bank, no Plan has been terminated, no proceedings have been instituted to terminate any Plan, and no decision has been made to terminate or institute proceedings to terminate any Plan; (v) with respect to the termination of the defined benefit pension plans of Wheeling Dollar Bank, First National Bank and Trust Company, Wirt County Bank, First-Tyler Bank & Trust Company, Brooke National Bank, First National Bank of Barnesville and Albright National Bank, all required governmental and regulatory approvals of such terminations have been obtained, all participants in such Plans or their beneficiaries have received single premium annuity contracts or other benefits which will provide those participants or beneficiaries with the retirement income calculated under the terms and conditions of such Plans, all liabilities of such Plans have been paid, released, discharged or merged, and any surplus assets remaining in such Plans after satisfaction of all of its liabilities have been recovered by Wesbanco or its subsidiaries; (vi) neither Wesbanco nor any of its subsidiaries currently are a participating employer in any multi-employer or multiple employer employee benefit pension plan (including any multi-employer plans as defined in Section 3(37) of ERISA) and, with respect to any multi-employer or multiple employer plan in which Wesbanco or any of its subsidiaries was a participating employer, all contributions due from Wesbanco or any of its subsidiaries to any such multi-employer or multiple employer plan have been timely paid and any additional contributions due on or before the Effective Date shall have been paid; (vii) with respect to any multi-employer pension plan subject to the Multi-employer Pension Plan Amendments Act of 1980 in which Wesbanco or any of its subsidiaries was a participating employer, neither Wesbanco nor any of its subsidiaries have incurred or will incur any withdrawal liability, complete or partial, under Section 4201,4203, or 4205 of ERISA, as a consequence of discontinuing participating in such multi-employer pension plan; (viii) there has been no cessation of, and no decision has been made to cease, operations at a facility or facilities where such cessation could reasonably be expected to result in a separation from employment of more than 20% of the total number of employees who are participants under any Plan; (ix) each Plan which is an employee pension plan meets the requirements of "qualified plans" under Section 401 (a) of the IRC; (x) no accumulated funding deficiency within the meaning of
Section 412 of the IRC or Section 302 of ERISA has been incurred with respect to any Plan subject to the funding standards of those provisions; (xi) with respect to each Plan, there have been no prohibited transactions as defined in Section 406 of ERISA or
Section 4975 of the IRC, and there are no actions, suits or claims with respect to the assets thereof (other than routine claims for benefits) pending or threatened; and (xii) all required reports, descriptions and notices (including, but not limited to, Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions) have been appropriately filed with the government or distributed to participants with respect to each Plan.

     8.23 LABOR DISPUTES. Except as disclosed in the Wesbanco Disclosure Schedule, neither Wesbanco nor any of its subsidiaries are directly or indirectly involved in or threatened with any labor dispute, including, without limitation, matters regarding discrimination by reason of age, race, creed, sex, handicap or national origin, which would materially and adversely effect their financial condition, assets, businesses or operations taken as a whole. No collective bargaining representatives represent any Wesbanco, or Wesbanco Subs, employees and no petition for election of any collective bargaining representative has been filed and, to the knowledge of Wesbanco and its subsidiaries, no organizational campaign on behalf of any collective bargaining unit has been undertaken by or on behalf of any Wesbanco, or Wesbanco Subs employees.

     8.24 RESERVE FOR POSSIBLE LOAN LOSSES. The reserve for possible loan losses shown on the consolidated balance sheet of Wesbanco and its subsidiaries as of September 30, 1998, delivered pursuant to this Agreement is adequate in all material respects as of the date thereof.

     8.25 ADDITIONAL COVENANTS. Except as otherwise contemplated by this Agreement, Wesbanco covenants and agrees:

          (a) That it will use its best efforts in good faith to take, or cause to be taken all action required under this Agreement on its part, or Fairmont's part, to be taken as promptly as practicable so as to permit the consummation of the Merger at the earliest possible date and to cooperate fully with the other parties to that end, and that it will, in all such efforts, give priority to this acquisition of Heritage;

          (b) To deliver to Heritage all Forms 10-K, 10-Q and 8-K filed for periods ending after the date of this Agreement within seven (7) days after the filing of each such report with the SEC;

          (c) To promptly advise Heritage of any material adverse change in the financial condition, assets, businesses or operations of Wesbanco or any of its subsidiaries, or any material changes or inaccuracies in data provided to Heritage pursuant to this Agreement or any "acquisition proposal" with respect to Wesbanco received by Wesbanco;

          (d) To cooperate with Heritage in furnishing such information concerning the business and affairs of Wesbanco and its subsidiaries and its directors and officers as is reasonably necessary or requested in order to prepare and file any application for regulatory or governmental approvals, including but not limited to an application to the Federal Deposit Insurance Corporation and the West Virginia Department of Banking for prior approval of the merger of Heritage into Fairmont as contemplated hereunder. Wesbanco will use its best efforts to obtain the approval or consent of any federal, state or other regulatory agency having jurisdiction and of any other party to the extent that such approvals or consents are required to effect the Merger and the transactions contemplated hereby or are required with respect to the documents described in Section 8.4 hereof; and

          (e) To cooperate with Heritage in furnishing such information concerning the business of Wesbanco and its subsidiaries as is reasonably necessary or requested in order to prepare any Proxy Statement to be prepared in connection with the Merger.

                                   SECTION 9

                                  INVESTIGATION

     Subject to the conditions set forth in this Section 9, prior to the Effective Time, Wesbanco and Heritage may directly and through their representatives, make such investigation of the assets and business of Wesbanco and Heritage, and Wesbanco's subsidiaries, as each deems necessary or advisable. Wesbanco and Heritage and their representatives, including their accountants, shall have, at reasonable times after the date of execution by Wesbanco and Heritage hereof, full access to the premises and to all the property, documents, material contracts, books and records of each, and its subsidiaries, and to all documents, information and working papers concerning each held by such party's accountants, without interfering in the ordinary course of business of such entity, and the officers of each will furnish to the other such financial and operating data and other information with respect to the business and properties of each other and their subsidiaries as each shall from time to time reasonably request; provided, however, that neither party shall be required to give such access or information to the other party to the extent that it is prohibited therefrom by rule, regulation, or order of any regulatory body, and further provided that confidential information of individual banking customers shall not be photocopied or removed from the premises of such institution. All data and information received by Wesbanco and its authorized representatives from Heritage and by Heritage and its authorized representatives from Wesbanco shall be held in strict confidence by such party and its authorized representatives, and neither party nor its authorized representatives will use such data or information or disclose the same to others except with the written permission of the other party. For a period of 45 days after the date of execution hereof, or prior completion of the investigation herein provided, this Agreement may be terminated by each such corporation if such investigation reveals to the other any information concerning the other which in the opinion of such corporation would have a material adverse effect on the present or future value of the other such corporation and its subsidiaries' assets, net worth, business or income taken as a whole. Each such corporation shall provide prompt written notice to the other of such decision and the matters relied on therefore.

                                   SECTION 10

                 NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES

     The representations and warranties included or provided herein shall not survive the Effective Date.

                                   SECTION 11

              CONDITIONS PRECEDENT; CLOSING DATE AND EFFECTIVE DATE

     11.1 CONDITIONS PRECEDENT OF WESBANCO AND HERITAGE. The consummation of this Agreement by Wesbanco and Heritage and the Merger is conditioned upon the following:

          (a) The shareholders of Heritage shall have approved this Agreement by such vote as required by law;

          (b) The West Virginia Banking Board shall not, within 120 days from the date of Wesbanco's submission to the Banking Board pursuant to West Virginia Code Section 31 A-8A- 4(a), have entered an order disapproving the acquisition of Heritage by Wesbanco and its merger with and into Fairmont pursuant to this Agreement;

          (c) The Secretary of State of West Virginia shall have issued a Certificate of Merger for the merger of Heritage with and into Fairmont;


          (d) The Federal Deposit Insurance Corporation shall have approved the application of Fairmont to merge with Heritage.

          (e) The Registration Statement of Wesbanco shall still be effective on the date of the Closing and all post-effective amendments filed shall have been declared effective or shall have been withdrawn by that date. No stop orders suspending the effectiveness thereof shall have been issued which remain in effect on the date of the Closing or shall have been threatened, and no proceedings for that purpose shall, before the Closing, have been initiated or, to the knowledge of Wesbanco, threatened by the SEC. All state securities and "Blue Sky" permits or approvals required (in the opinion of Wesbanco and Heritage to carry out the transaction contemplated in this Agreement) shall have been received.

          (f) No order to restrain, enjoin or otherwise prevent the consummation of the transaction contemplated in this Agreement shall have been entered by any court or administrative body which remains in effect on the date of the Closing.

          (g) Wesbanco, Heritage and Fairmont shall have received, in form and substance satisfactory to Wesbanco's and Heritage's counsel; all consents, federal, state, governmental, regulatory and other approvals and permissions and the satisfaction of all the requirements prescribed by law which are necessary to the carrying out of the transactions contemplated hereby shall have been procured, including the filing of an effective Registration Statement with the Securities and Exchange Commission and the West Virginia Securities Commissioner, and in addition, Wesbanco and Heritage shall have received any and all consents required with respect to the documents described pursuant to Section 7.3 and Section 8.4 hereof;

          (h) All delay periods and all periods for review, objection or appeal of or to any of the consents, approvals or permissions required with respect to the consummation of the Merger and this Agreement shall have expired;

          (i) Unless waived by Wesbanco and Heritage, the holders of not more than ten percent (10%) of the Voting Shares (as defined in Section 6.1 hereof) shall have filed written objections to the Agreement in accordance with the WVCA, not have voted in favor of the Agreement at the special meeting of Heritage shareholders referred to in Section 13.1 hereof and have made written demand for the fair value of such Voting Shares within ten days;

          (j) On or before the Closing Date, there shall have been received from the Internal Revenue Service a ruling or rulings, or, at the option of Heritage, in lieu thereof an opinion from counsel for Heritage substantially to the effect that for Federal Income Tax purposes:

               (i)  The   statutory   merger  of  Heritage  with  Fairmont  will
          constitute a reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986 ("IRC"), and Wesbanco,

          Heritage and Fairmont will each be a "party to the reorganization" as defined in IRC Section 368(b);

               (ii) No gain or loss will be recognized by Wesbanco,  Heritage or
          Fairmont  as  a  result  of  the  transactions   contemplated  in  the
          Agreement;

               (iii) No gain or loss will be recognized by the shareholders of Heritage as a result of their exchange of Heritage's Common Stock for Wesbanco's Common Stock except to the extent any shareholder receives cash in lieu of a fractional share or as a dissenting shareholder;

               (iv) The holding period of the Wesbanco Common Stock received by each holder of Heritage's Common Stock will include the period during which the stock of Heritage surrendered in exchange therefor was held, provided such stock was a capital asset in the hands of the holder on the date of exchange; and

               (v) The Federal Income Tax Basis of the Wesbanco Common Stock received by each holder of Heritage's Common Stock will be the same as the basis of the stock exchanged therefore.

          (k) No action, proceeding, regulation or legislation shall have been instituted before any court, governmental agency or legislative body to enjoin, restrain or prohibit, or to obtain substantial damages with respect to, the Agreement or the consummation of the transactions contemplated hereby, which, in the reasonable judgment of Wesbanco or Heritage, would make it inadvisable to consummate such transactions (it being understood and agreed that a written request by governmental authorities for information with respect to the Merger may not be deemed by either party to be a threat of material litigation or proceeding, regardless of whether such request is received before or after execution of the Agreement).

          (l) The approvals referred to in subparagraphs (b) and (d) of Subsection 1 1.1 herein shall not have required the divestiture or cessation of any significant part of the present operations conducted by Wesbanco, Heritage or any of their subsidiaries, and shall not have imposed any other condition, which divestiture, cessation or condition Wesbanco reasonably deems to be materially disadvantageous or burdensome.

     11.2 CONDITIONS PRECEDENT OF WESBANCO. The consummation of this Agreement by Wesbanco and the Merger is also conditioned upon the following:

          (a) Unless waived by Wesbanco, the representations and warranties of Heritage contained in this Agreement shall be correct on and as of the Effective Date with the same effect as though made on and as of such date, except for representations and warranties expressly made only as of a particular date and except for changes which have been consented to by Wesbanco or which are not, in the aggregate, material and adverse, to the financial condition, businesses, properties or operations of Heritage, or which are the result of expenses or transactions contemplated or permitted by the Agreement, and Heritage shall have performed in all material respects all of its obligations and agreements hereunder theretofore to be performed by it; and Wesbanco and Fairmont shall have received on the Effective Date an appropriate certificate (in affidavit form) dated the Effective Date and executed on behalf of Heritage by one or more appropriate executive officers of Heritage to the effect that such officers have no knowledge of the non-fulfillment of the foregoing condition;

          (b) Opinion of Heritage Counsel. An opinion of Jackson & Kelly, counsel for Heritage, shall have been delivered to Wesbanco, dated the Closing Date, and in form and substance satisfactory to Wesbanco and its counsel, to the effect that:

               (i) Heritage is a corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia and has the full corporate power and authority to own all of its properties and assets and to carry on its business as it is now being conducted, and neither the ownership of its property nor the conduct of its business requires it to be qualified to do business in any other jurisdiction except where the failure to be so qualified, considering all such cases in the aggregate, does not involve a material risk to the business, properties, financial position or results of operations of Heritage, taken as a whole.

               (ii) Heritage has the full corporate power to execute and deliver the Agreement and Plan of Merger. All corporate action of Heritage required to duly authorize the Agreement and Plan of Merger and the actions contemplated thereby has been taken, and the Agreement and Plan of Merger is valid and binding on Heritage in accordance with its terms, subject, as to the enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, or other similar laws affecting the enforcement of creditors' rights generally from time to time in effect, and subject to any equitable principles limiting the right to obtain specific performance of certain obligations thereunder.

               (iii)  All  shares  of  common  stock  of  Heritage   issued  and
          outstanding as of the Effective Date are duly authorized, validly issued and fully paid.

               (iv) The consummation of the merger contemplated by the Agreement and Plan of Merger will not violate any provision of Heritage's Articles of Incorporation or Bylaws, or violate any provision of, or result in the acceleration of any material obligation under, any material mortgage, loan agreement, order, judgment, law or decree known to such counsel to which Heritage is a party or by which it is bound and will not violate or conflict with any other material restriction of any kind or character known to such counsel to which Heritage is subject, which would have a materially adverse effect on the assets, business or operations of Heritage, taken as a whole.

               (v) To the best of such counsel's knowledge, as of the date hereof, Heritage is not involved in any litigation against it (with possible exposure of $100,000.00 or more), pending or threatened, that has not been disclosed to Wesbanco.

          (c) Unless waived by Wesbanco, on or before the Effective Date, Ernest & Young, LLP, the independent public accountants for Wesbanco, shall have rendered an opinion to Wesbanco that the Merger will be treated as a "purchase" for accounting purposes.

          (d) Heritage shall have delivered to Wesbanco a schedule identifying all persons who may be deemed to be "affiliates" of Heritage under Rule 145 of the Securities Act of 1933, as amended, and shall use its best efforts to cause each affiliate to deliver to Wesbanco prior to the Effective Date a letter substantially in the form attached hereto as Exhibit "A".

          (e) Thomas J. Hansberry shall have duly executed and delivered an employment agreement with Heritage, dated as of the Closing Date, in substantially the form agreed to by the parties thereto.

          (f) Heritage shall have furnished Wesbanco with a certified copy of resolutions duly adopted by the Board of Directors and the shareholders of Heritage approving the Agreement and authorizing the Merger and the transactions contemplated hereby.

          (g) Unless waived by Wesbanco, on the Closing Date, there shall not be pending against Heritage or the officers or directors of Heritage in their capacity as such, any suit, action or proceeding which, in the reasonable judgment of Wesbanco, if successful, would have material adverse effect on the financial condition or operations of Heritage.

     11.3 CONDITIONS PRECEDENT OF HERITAGE. The consummation of this Agreement by Heritage and the Merger is also conditioned upon the following:

          (a) Unless waived by Heritage, the representations and warranties of Wesbanco and Fairmont contained in this Agreement shall be correct on and as of the Effective Date with the same effect as though made on and as of such date, except for representations and warranties expressly made only as of a particular date and except for changes which have been consented to by Heritage or which are not in the aggregate material and adverse to the financial condition, businesses, properties or operations of Wesbanco and Fairmont are the result of expenses or transactions contemplated or permitted by this Agreement, and Wesbanco and Fairmont shall have performed in all material respects all of their obligations and agreements hereunder theretofore to be performed by them; and Heritage shall have received on the Effective Date an appropriate certificate (in affidavit form) dated the Effective Date and executed on behalf of Wesbanco and Fairmont by one or more appropriate executive officers of each of them to the effect that such officers have no knowledge of the nonfulfillment of the foregoing conditions;

          (b) OPINION OF WESBANCO COUNSEL. An opinion of Phillips, Gardill, Kaiser & Altmeyer, counsel for Wesbanco, shall have been delivered to Heritage, dated the Closing Date, and in form and substance satisfactory to Heritage and its counsel, to the effect that:

               (i) Wesbanco and Fairmont are corporations duly organized, validly existing and in good standing under the laws of the State of West Virginia and have the full corporate power and authority to own all of their properties and assets and to carry on their businesses as they are now being conducted, and neither the ownership of their property nor the conduct of their businesses require them to be qualified to do business in any other jurisdiction except where the failure to be so qualified, considering all such cases in the aggregate, does not involve a material risk to the business, properties, financial position or results of operations of Wesbanco, Fairmont and the Wesbanco Subs, taken as a whole.

               (ii) Wesbanco and Fairmont have the full corporate power to execute and deliver the Agreement and Plan of Merger. All corporate action of Wesbanco and Fairmont required to duly authorize the Agreement and Plan of Merger and the actions contemplated thereby has been taken, and the Agreement and Plan of Merger is valid and binding on Wesbanco and Fairmont in accordance with its terms, subject, as to the enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, or other similar laws affecting the enforcement of creditors' rights generally from time to time in effect, and subject to any equitable principles limiting the right to obtain specific performance of certain obligations thereunder.

               (iii) The shares of common stock of Wesbanco into which shares of common stock of Heritage shall be converted pursuant to the terms of the Agreement and Plan of Merger have been duly authorized, and when delivered pursuant to the terms of the Agreement and Plan of Merger, will have been legally and validly issued, and will be filly paid and nonassessable.

               (iv) The consummation of the merger contemplated by the Agreement and Plan of Merger will not violate any provision of Wesbanco's or Fairmont's Articles of Incorporation or Bylaws, or violate any provision of, or result in the acceleration of any material obligation under, any material mortgage, loan agreement, order, judgment, law or decree known to such counsel to which Wesbanco or Fairmont are a party or by which it is bound, and will not violate or conflict with any other material restriction of any kind or character known to such counsel to which Wesbanco or Fairmont are subject which would have a material adverse effect on the assets, business or operations of Wesbanco and Fairmont, taken as a whole.

               (v) Each of Wesbanco's subsidiaries is duly organized, validly existing and in good standing under the laws of the state of its organization and has the requisite corporate power and authority to own and lease its properties and to conduct its business as it is now being conducted. To the best of such counsel's knowledge, Wesbanco owns 100% of the issued and outstanding stock of each such corporation.

               (vi) To the best of such counsel's knowledge, as of the date hereof, neither Wesbanco nor any of its subsidiaries were involved in any litigation against them (with possible exposure of $100,000.00 or more), pending or threatened, that has not been disclosed to Heritage.

               (vii) The Registration Statement for the stock to be delivered pursuant to the Agreement and Plan of Merger has become effective under the Securities Act of 1933, and such counsel is not aware of any stop orders in effect with regard to such Registration Statement.

          (c) Wesbanco and Fairmont shall have furnished Heritage with certified copies of resolutions duly adopted by the Boards of Directors of Wesbanco and Fairmont and the shareholders of Fairmont approving the Agreement and authorizing the Merger and transactions contemplated hereby.

          (d) Unless waived by Heritage, on the Closing Date, there shall not be pending against Wesbanco or any of its subsidiaries or the officers or directors of Wesbanco or any of its subsidiaries in their capacity as such, any suit, action or proceeding which, in the reasonable judgment of Heritage, if successful, would have a material adverse effect on the financial condition or operations of Wesbanco or any of its subsidiaries.

          (e) Unless waived by Heritage, there shall not have been any change in control of Wesbanco since September 30, 1998.

     11.4 CLOSING DATE. The Closing shall be effected as soon as practicable after all of the conditions contained herein shall have been satisfied on the Closing Date as defined in Section 2.3 hereof, which Closing Date shall be the latest of:

          (a) The day of the meetings of the shareholders of Heritage or Fairmont, whichever is later, at which the Agreement is approved;

          (b) The fifteenth (15th) day after the approval of the acquisition of Heritage by the Federal Deposit Insurance Corporation ("FDIC");

          (c) The day after any stay of the FDIC's approval of the acquisition of Heritage shall be vacated or shall have expired or the day after any injunction against the closing of the Merger shall be lifted, discharged or dismissed;

          (d) The day after the approval of the acquisition of Heritage by the West Virginia Department of Banking is received by Wesbanco;

          (e) The date on which the conditions set forth in Section 11 are satisfied or waived;

          (f) Such other date as shall be mutually agreed to by Wesbanco and Heritage.

The Closing shall be held in Clarksburg, West Virginia, at such time and place as the parties may agree upon. The date and time of closing are herein called the "Closing Date". Promptly after the Closing, the Articles of Merger with respect to the Merger shall be filed with the Secretary of State of West Virginia.

     11.5 EFFECTIVE DATE. The Merger shall become effective (the "Effective Date") on the date on which the Certificate of Merger approving the Merger is issued by the Secretary of State of West Virginia. The Surviving Corporation shall record said Certificate of Merger in the offices of the Clerks of the County Commission of Marion and Harrison Counties.

                                   SECTION 12

                            TERMINATION OF AGREEMENT

     12.1  GROUNDS  FOR   TERMINATION.   This  Agreement  and  the  transactions
contemplated hereby may be terminated at any time prior to the Closing Date either before or after the meeting of the shareholders of Heritage:

          (a) By mutual consent of Heritage and Wesbanco;

          (b) By either Heritage or Wesbanco if any of the conditions hereto to such party's obligations to close have not been met as of the Closing Date and the same has not been waived by the party adversely affected thereby;

          (c) By either Heritage or Wesbanco if the Merger shall violate any non-appealable final order, decree or judgment of any court or governmental body having competent jurisdiction;

          (d) By Heritage or Wesbanco, if the Closing Date has not occurred by the first anniversary of the date of execution of this Agreement;

          (e) By the Heritage Board, if at any time during the ten ( 10) day period commencing two (2) days after the Determination Date if both of the following conditions are satisfied:

               (i) The Wesbanco Market Value (as herein defined) is less than $26.00, and

               (ii) (A) The number obtained by dividing the Wesbanco Market Value by $28.50 (the "Heritage Ratio") is less than (B) the number obtained by dividing the Average Index Value (as defined herein) by the Index Value (as defined herein) on the date of this Agreement, and subtracting 0.20 from the quotient (such number being referred to herein as the "Index Ratio").

     Provided, however, that if Heritage elects to exercise the termination right contemplated by the foregoing clause, it will give prompt written notice to Wesbanco (which notice may be withdrawn at any time within the aforementioned ten (10)day period) and during the five (5) days commencing with its receipt of such notice, Wesbanco will have the option to adjust the Exchange Ratio to equal the lesser of (A) the quotient established by dividing (a) the product of $26.00 and the Exchange Ratio (as then in effect) by (b) the Wesbanco Market Value, and (B) the quotient obtained by dividing (a) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (b) the Heritage Ratio (and, if Wesbanco makes an election contemplated by the preceding sentence within the five (5) day period, it will give prompt written notice to Heritage of such election and the revised Exchange Ratio, whereby no termination will have occurred as a result of this right of termination and this Agreement will remain in effect in accordance with its terms (except for the modification of the Exchange Ratio), and any references in the Agreement to "Exchange Ratio" will thereafter be deemed to refer to the Exchange Ratio as so adjusted, and a corresponding modification will be made to the Section S of the Agreement).

          For purposes of the right of termination and adjustment described herein, the following terms are defined as follows: "Wesbanco Market Value" has the meaning ascribed in Section 5 hereof. "Average Index Value" means the average of the close of the Nasdaq Bank Index for the ten (10) consecutive full Nasdaq trading days ending at the close of trading on the Determination Date, as published in the Wall Street Journal. "Determination Date" has the meaning ascribed to such term in Section S hereof. "Index Value" on a given date means the Nasdaq Bank Index close for such date.

          (f) By either party in the event that the shareholders of Heritage vote against consummation of the Merger.

          (g) By Wesbanco or Heritage within 45 days of the date hereof pursuant to the provisions of Section 9 of this Agreement.

     12.2 EFFECT OF TERMINATING; RIGHT TO PROCEED. In the event this Agreement shall be terminated pursuant to Section 12.1, all further obligations of Wesbanco and Heritage under this Agreement, except Sections 9, 12.1, 12.2, and l9 hereof, shall terminate without further liability of Wesbancp and Fairmont to Heritage, or of Heritage to Wesbanco and Fairmont.

     12.3 RETURN OF DOCUMENTS IN EVENT OF TERMINATION. In the event of termination of this Agreement for any reason, Wesbanco and Heritage shall each promptly deliver to the other all documents, work papers and other material obtained from each other relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, including information obtained pursuant to Section 9 hereof, and will take all practicable steps to have any information so obtained kept confidential, and thereafter, except for any breach of the continuing sections of the Agreement, each party shall be mutually released and discharged from liability to the other party or to any third parties hereunder, and no party shall be liable to any other party for any costs or expenses paid or incurred in connection herewith.

                                   SECTION 13

                       MEETING OF SHAREHOLDERS OF HERITAGE

     13.1 Heritage shall take all steps necessary to call and hold a special meeting of its shareholders, in accordance with applicable law and the Articles of Incorporation and Bylaws of Heritage as soon as practicable (considering the regulatory approvals required to be obtained) for the purpose of submitting this Agreement to its shareholders for their consideration and approval and will send to its shareholders for purposes of such meeting a Proxy Statement which will not contain any untrue statement of a material fact with respect to Heritage or omit to state a material fact with respect to Heritage required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading, and which otherwise materially complies as to form with all applicable laws, rules and regulations.

     13.2 It is understood that as an integral part of the transaction contemplated by this Agreement, Wesbanco shall file a Registration Statement with respect to the offering of its common shares to be issued in the Merger. The term "Registration Statement" as used in this Agreement includes all preliminary filings, post-effective amendments and any Proxy Statement of Heritage. Accordingly, Wesbanco and Heritage agree to assist and cooperate fully with each other in the preparation of the Registration Statement. Both Heritage and Wesbanco further agree to deliver to each other, both as of the Effective Date of the Registration Statement and as of the Closing, a letter, in form and substance satisfactory to the other party and its counsel, stating that, to the best of their knowledge and belief, all of the facts with respect to either Wesbanco or Heritage, as the case may be, set forth in the Registration Statement, are true and correct in all material respects, and that the Registration Statement does not omit any material fact necessary to make the facts stated therein with respect to such party not misleading in light of the circumstances under which they were made.

                                   SECTION 14

                                     BROKERS

     Heritage represents and warrants to Wesbanco and Wesbanco represents and warrants to Heritage that no broker or finder has been employed, or is entitled to a fee, commission or other compensation, with respect to this Agreement or the transactions contemplated hereby.

                                   SECTION 15

                          GOVERNING LAW; SUCCESSORS AND
                     ASSIGNS; COUNTERPARTS; ENTIRE AGREEMENT

     This Agreement (a) shall be governed by and construed under and in accordance with the laws of the State of West Virginia; (b) shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that this Agreement may not be assigned by any party without the written consent of the other parties hereto;
(c) may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective and binding as to Wesbanco, Fairmont and Heritage when one or more counterparts shall have been signed and delivered by Wesbanco, Fairmont and Heritage; and (d) embodies the entire Agreement and understanding of the parties with respect to the subject matter hereof; and (e) supersedes all prior agreements and understandings, written or oral, between Heritage and Wesbanco relating to the subject matter hereof.

                                   SECTION 16

                               EFFECT OF CAPTIONS

     The captions of this Agreement are included for convenience only and shall not in any way affect the interpretation or construction of any of the provisions hereof.

                                   SECTION 17

                                    NOTICES

     Except as specifically provided in Section 7.20(d) hereof, any notices or other communication required or permitted hereunder shall be sufficiently given if delivered personally or sent by first class, registered or certified mail postage prepaid, with return receipt requested addressed as follows:

     To Heritage:

            The Heritage Bank of Harrison County, Inc.
            140 West Main Street
            P.O. Box lll0
            Clarksburg, WV 26302-11 l0
            ATTENTION: Thomas J. Hansberry, President

     With a copy to:

            Jackson & Kelly
            P.O. Box 553
            Charleston, WV 25322-0553
            ATTENTION: Charles D. Dunbar, Esq.

     To Wesbanco:

            Wesbanco, Inc.
            One Bank Plaza
            Wheeling, WV 26003
            ATTENTION: Edward M. George, President

      With a copy to:

            Phillips, Gardill, Kaiser & Altmeyer
            61 Fourteenth Street
            Wheeling, WV 26003
            ATTENTION: James C. Gardill, Esq.

or such other addresses as shall be furnished in writing by either party to the other party. Any such notice or communication shall be deemed to have been given as of the date so mailed.

                                   SECTION 18

                                   AMENDMENTS

     Any of the terms or conditions of the Agreement may be waived at any time by the party which is, or the shareholders of which are, entitled to the benefit thereof, by action taken by the Board of Directors of such party, or any of such terms or conditions may be amended or modified in whole or in part at any time as follows. This Agreement may be amended in writing (signed by all parties hereto) before or after the meeting of Heritage shareholders at any time prior to the Closing Date with respect to any of the terms contained herein, provided, however, that if amended after such meeting of shareholders, the conversion ratio per share at which each share of common stock of Heritage shall be converted in the Merger and any other material terms of the Merger shall not be amended after the meeting of Heritage shareholders unless the amended terms are resubmitted to the shareholders for approval. Neither the Agreement nor any provisions hereof, may be changed, waived, discharged or terminated orally, or by the passage of time, except by a statement in writing signed by the party against which the enforcement of such change, waiver, discharge or termination is sought.

                                   SECTION 19

                                    EXPENSES

     Each party to this Agreement shall pay its own legal and accounting fees and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

                                   SECTION 20

                                 MISCELLANEOUS

     20.1 PUBLICITY. The parties will not publicly release any information about the transactions contemplated hereby except as they may mutually agree or as may be required by law.

     20.2 INCORPORATION BY REFERENCE. Any and all schedules, exhibits, annexes, statements, reports, certificates or other documents or instruments referred to herein or attached hereto are incorporated herein by reference as though fully set forth at the point referred to in the Agreement.

     20.3 MATERIAL ADVERSE CHANGE. In determining whether there has been a material adverse change for purposes of this Agreement, costs and expenses of the transactions contemplated hereby shall not be taken into account provided, however, that only the first $50,000 of such expenses shall be so excluded.

     20.4 BINDING DATE. This Agreement is effective and binding as to Wesbanco, Fairmont and Heritage upon the date first above written.

     IN WITNESS WHEREOF, Wesbanco, Fairmont and Heritage have each caused this Agreement to be executed on its behalf by its officers "hereunto duly authorized all as of the day and year first above written.

                                           WESBANCO, INC., a West Virginia
                                           corporation


                                           By /s/ Edward M. George
                                              ----------------------------------
                                                 Its President and CEO
                                                    ----------------------------




(SEAL)

ATTEST:

/s/ Mary R. Gessler
-------------------------------------
       ASSISTANT SECRETARY



                                           THE HERITAGE BANK OF HARRISON
                                           COUNTY, INC., a West Virginia banking
                                           corporation


                                           By /s/ Thomas J. Hansberry
                                             -----------------------------------
                                                 Its President
                                                    ----------------------------


(SEAL)

ATTEST:

/s/ Gary Jarrell
-------------------------------------
            SECRETARY

                                           WESTBANCO BANK FAIRMONT, a West
                                           Virginia banking corporation




                                           By /s/ Rudy F. Torjak, Jr.
                                             -----------------------------------
                                                 Its Executive Vice President
                                                    ----------------------------


(SEAL)

ATTEST:

/s/ E. Jean Lambert
-------------------------------------
         SECRETARY

                                    EXHIBIT A

                                AFFILIATE LETTER

                             ----------------------



Wesbanco, Inc.
Bank Plaza
Wheeling, WV  26003

Gentlemen:

      Reference is made to the Agreement and Plan of Merger (the "Agreement"), dated as of the _______ day of _______________, 1998, by and between Wesbanco, Inc. ("Wesbanco") and The Heritage Bank of Harrison County, Inc. ("Heritage") providing for the merger ("Merger") of Heritage with Wesbanco Bank Fairmont, Inc. ("Fairmont") a wholly owned subsidiary of Wesbanco, whereby Wesbanco shall acquire all of the outstanding common stock of Heritage through and as a result of such Merger in exchange for shares of the common stock of Wesbanco. The undersigned stockholder of Heritage has been identified as a person who may be an "Affiliate" of Heritage for purposes of Rule 145 of the Securities Act of 1933, as amended (the "Act"). As a result of the transactions contemplated by the Agreement, the undersigned stockholder will receive shares of Wesbanco stock. In consideration of the receipt of such shares, the undersigned stockholder warrants and covenants as follows:

            (1) Until the expiration of the limitation on the transfer as provided in Rule 145 of the shares of Wesbanco Common Stock received as a result of the Merger, the undersigned stockholder will not sell, transfer or assign, and Wesbanco shall not be required to give effect to any attempted sale, transfer or assignment, except pursuant to (i) a Registration Statement then in effect under the Act, (ii) a transaction permitted by Rule 145 as to which Wesbanco has received evidence of compliance with the provisions of Rule 145 reasonably satisfactory to it, or (iii) a transaction which, in the opinion of counsel or as described in a "no action" or interpretive letter from the staff of the Securities and Exchange Commission, in either case in form and substance reasonably satisfactory to Wesbanco, is exempt from or otherwise complies with the registration requirements of the Act.

            (2) Until the expiration of any limitation on the transfer of the Wesbanco Common Stock as provided in Rule 145(d), each certificate the undersigned receives for Wesbanco Common Stock as a result of the Merger may bear a restrictive legend in substantially the following form:

Wesbanco, Inc.

------------------------
Page 2



            "The shares represented by this certificate have been issued to the registered holder as a result of a transaction to which Rule l 45 under the Securities Act of 1933 (the "Act") as amended, applies. The shares represented by this certificate may not be sold, transferred, or assigned, and the issuer shall not be required to give effect to any attempted sale, transfer or assignment, except pursuant to (i) the Registration Statement then in effect under the Act, (ii) a transaction permitted by said Rule 145 reasonably satisfactory to it, or (iii) a transaction which, in the opinion of counsel or as described in a `no action' or interpretive lever from the staff of the Securities and Exchange Commission, in each case satisfactory in form and substance to the issuer, is exempt from the registration requirements of the Act."

                                          Very truly yours,


                                          --------------------------------------


ACCEPTED this     day of
             ----
                 , 1998.
-----------------

WESBANCO, INC.

By
  -----------------------------
      Its
         ----------------------

                                                                     Appendix II



                 FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER


     THIS AMENDMENT AGREEMENT, made this 19th day of February, 1999, by and between WESBANCO, INC., a West Virginia corporation, with its principal place of business located at Bank Plaza, Wheeling, West Virginia (hereinafter called "Wesbanco"), party of the first part, and THE HERITAGE BANK OF HARRISON COUNTY, INC., a West Virginia banking corporation, with its principal place of business located at 140 West Main Street, P.O. Box 1110, Clarksburg, West Virginia, 26301-1110 (hereinafter called "Heritage"), party of the second part, and WESBANCO BANK FAIRMONT, INC. a West Virginia banking corporation and a wholly-owned subsidiary of Wesbanco (hereinafter called "Fairmont"), party of the third party.


     WHEREAS, Wesbanco, Heritage and Fairmont heretofore entered into a certain Agreement and Plan of Merger dated the 10th day of November, 1998, (hereinafter called "Agreement") providing for the acquisition of Heritage by Wesbanco through a statutory merger with and into Fairmont, and

     WHEREAS, the parties desire to amend certain provisions of said Agreement in light of a conflict in the language in the original Agreement.

     NOW, THEREFORE, for and in consideration of the mutual promises and covenants hereinafter set forth, the parties hereto, intending to be legally bound hereby, do hereby agree as follows:

     1. Subsection (e) of Section 12.1 of said Agreement is hereby deleted and the following Subsection (e) is substituted therefore:

          (e) By the Heritage Board, if on the Determination Date both of the following conditions are satisfied:
               (i) The Wesbanco Market Value (as herein defined) is less than $26.00, and
                    (ii) (A) The number obtained by dividing the Wesbanco Market
               Value by $28.50 (the "Heritage Ratio") is less than (B) the number obtained by dividing the Average Index Value (as defined herein) by the Index Value (as defined herein) on the date of this Agreement, and subtracting 0.20 from the quotient (such number being referred to herein as the "Index Ratio").

     Provided, however, that if Heritage elects to exercise the termination right contemplated by the foregoing clause, it will give prompt written notice to Wesbanco (which notice may be withdrawn at any time) and during the two (2) days commencing with its receipt of such notice, Wesbanco will have the option to adjust the Exchange Ratio to equal the lesser of (A) the quotient established by dividing (a) the product of $26.00 and the Exchange Ratio (as then in effect) by (b) the Wesbanco Market Value, and (B) the quotient obtained by dividing (a) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (b) the Heritage Ratio (and, if Wesbanco makes an election contemplated by the preceding sentence within the two (2) day period, it will give prompt written notice to Heritage of such election and the revised Exchange Ratio, whereby no termination will have occurred as a result of this right of termination and this Agreement will remain in effect in accordance with its terms (except for the modification of the Exchange Ratio), and any references in the Agreement to "Exchange Ratio" will thereafter be deemed to refer to the Exchange Ratio as so adjusted, and a corresponding modification will be made to the
     Section 5 of the Agreement).

          For purposes of the right of termination and adjustment described herein, the following terms are defined as follows: "Wesbanco Market Value" has the meaning ascribed in Section 5 hereof. "Average Index Value" means the average of the close of the Nasdaq Bank Index for the ten (10) consecutive full Nasdaq trading days ending at the close of trading on the Determination Date, as published in the Wall Street Journal. "Determination Date" has the meaning ascribed to such term in Section 5 hereof. "Index Value" on a given date means the Nasdaq Bank Index close for such date.

     2. In all other respects, said Agreement is hereby ratified, confirmed and affirmed. IN WITNESS WHEREOF, Wesbanco, Fairmont and Heritage have each caused this agreement to be executed on its behalf by its officers thereunto duly authorized all as of the day and year first above written.

                                    WESBANCO,  INC., a West Virginia
                                    corporation

                                    By /s/ Edward M. George
                                      ------------------------------------------
                                          Its President and CEO
                                            ------------------------------------

(SEAL)

ATTEST:

/s/ Mary R. Gessler
------------------------------------
        SECRETARY

                                    THE HERITAGE BANK OF HARRISON
                                    COUNTY, INC., a West Virginia banking
                                    corporation


                                    By /s/ Thomas J. Hansberry
                                      ------------------------------------------
                                          Its President
                                             -----------------------------------

(SEAL)

ATTEST:

/s/ Gary Jarrell
------------------------------------
        SECRETARY


                                    WESBANCO BANK FAIRMONT, a West
                                    Virginia banking corporation


                                    By /s/ Rudy F. Torjak, Jr.
                                      ------------------------------------------
                                          Its Executive Vice President
                                             -----------------------------------


(SEAL)

ATTEST:

/s/ E. Jean Lambert
-----------------------------------
        SECRETARY

                                  APPENDIX III

                    WEST VIRGINIA DISSENTERS' RIGHTS STATUTE
                       W. VA. CODE ANNOT. SECTION 31-1-123

   (a) Any shareholder electing to exercise his right to dissent, pursuant to section one hundred twenty-two (Section 31-1-122) of this article, shall file with the corporation, prior to or at the meeting of shareholders at which such proposed corporate action is submitted to a vote, a written objection to such proposed corporate action. If such proposed corporate action be approved by the required vote and such shareholder shall not have voted in favor thereof, such shareholder may, within ten days after the date on which the vote was taken or if a corporation is to be merged without a vote of its shareholders into another corporation, any of its shareholders may, within fifteen days after the plan of such merger shall have been mailed to such shareholders, make written demand on the corporation, or, in the case of a merger or consolidation, on the surviving or new corporation, domestic or foreign, for payment of the fair value of such shareholder's shares, and, if such proposed corporate action is effected, such corporation shall pay to such shareholder, upon surrender of the certificate or certificates representing such shares, the fair value thereof as of the day prior to the date on which the vote was taken approving the proposed corporate action, excluding any appreciation or depreciation in anticipation of such corporate action. Any shareholder failing to make demand within the ten-day period shall be bound by the terms of the proposed corporate action. Any shareholder making such demand shall thereafter be entitled only to payment as in this section provided and shall not be entitled to vote or to exercise any other rights of a shareholder.

   (b) No such demand may be withdrawn unless the corporation shall consent thereto. If, however, such demand shall be withdrawn upon consent, or if the proposed corporate action shall be abandoned or rescinded or the shareholders shall revoke the authority to effect such action, or if, in the case of a merger, on the date of the filing of the articles of merger the surviving corporation, is the owner of all the outstanding shares of the other corporations, domestic and foreign, that are parties to the merger, or if no demand or petition for the determination of fair value by a court of general civil jurisdiction have been made or filed within the time provided in subsection (e) of this section, or if a court of general civil jurisdiction shall determine that such shareholder is not entitled to the relief provided by this section, then the right of such shareholder to be paid the fair value of his shares shall cease and his status as a shareholder shall be restored, without prejudice to any corporate proceedings which may have been taken during the interim.

   (c) Within ten days after such corporate action is effected, the corporation, or, in the case of a merger or consolidation, the surviving or new corporation, domestic or foreign, shall give written notice thereof to each dissenting shareholder who has made demand as herein provided, and shall make a written offer to each shareholder to pay for such shares at a specified price deemed by such corporation to be fair value thereof. Such notice and offer shall be accompanied by a balance sheet of the corporation the shares of which the dissenting shareholder holds, as of the latest available date and not more than twelve months prior to the making of such offer, and a profit and loss statement of such corporation for the twelve months' period ended on the date of such balance sheet.

   (d) If within thirty days after the date on which such corporate action is effected the fair value of such shares is agreed upon between any such dissenting shareholder and the corporation, payment therefor shall be made within ninety days after the date on which such corporate action was effected, upon surrender of the certificate or certificates representing such shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares.

   (e) If within such period of thirty days, a dissenting shareholder and the corporation do not so agree, then the corporation shall within thirty days after receipt of written demand from any dissenting shareholder, which written demand must be given within sixty days after the date on which such corporate action was effected, file a complaint in a court of general civil jurisdiction requesting that the fair value of such shares be found and determined, or the corporation may file such complaint at any time within such sixty-day period at its own election. Such complaint shall be filed in any court of general civil jurisdiction in the county in which the principal office of the corporation is situated, or, if there be no such office in this State, in the county in which any dissenting shareholder resides or is found or in which the property of such corporation, or any part of it, may be. If the corporation shall fail to institute such proceedings, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders wherever residing, may be made parties to the proceedings as an action against their shares quasi in rem. A copy of the complaint shall be served on each dissenting shareholder who is a resident of this State in the same manner as in other civil actions. Dissenting shareholders who are nonresidents of this State shall be served a copy of the complaint by registered or certified mail, return receipt requested. In addition, service upon such nonresident shareholders shall be made by publication, as provided in Rule 4(e)(2) of the

West Virginia Rules of Civil Procedure. All shareholders who are parties to the proceeding shall be entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as shall be specified in the order of their appointment or any subsequent appointment. The judgment shall be payable only upon and concurrently with the surrender to the corporation of the certificate or certificates representing such shares. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

   The judgment shall include an allowance for interest at such rate as the court may find to be fair and equitable in all the circumstances, from the date on which the vote was taken on the proposed corporate action to the date of payment.

   The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court may deem equitable against any or all of the dissenting shareholders who are parties to the proceeding to whom the corporation shall have made an offer to pay for the shares if the Court shall find that the action of such shareholders in failing to accept such offer was arbitrary or vexatious or not in good faith. Such expenses shall include reasonable compensation for and reasonable expenses of the appraisers, but shall exclude the fees and expenses of counsel for and experts employed by any part; but if the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay therefor, or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court may determine to be reasonable compensation to any expert or experts employed by the shareholder in the proceeding. Any party to the proceeding may appeal any judgment or ruling of the court as in other civil cases.

   (f) Within twenty days after demanding payment for his shares, each shareholder demanding payment shall submit the certificate or certificates representing his shares to the corporation for notation thereon that such demand has been made. His failure to do so shall, at the option of the corporation, terminate his rights under this section unless a court of general civil jurisdiction, for good and sufficient cause shown, shall otherwise direct. If shares represented by a certificate on which notation has been so made shall be transferred, each new certificate issued therefor shall bear similar notation, together with the name of the original dissenting holder of such shares, and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

   (g) Shares acquired by a corporation pursuant to payment of the agreed value therefor or to payment of the judgment entered therefor, as in this section provided, may be held and disposed of by such corporation as in the case of other treasury shares, except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

(1974, c.13)

                                          PART II

                         INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

   WesBanco's Bylaws provide, and West Virginia law permits (W. Va. Code Section 31-1-9), the indemnification of directors and officers against certain liabilities. Officers and directors of WesBanco and its subsidiaries are indemnified generally against expenses reasonably incurred in connection with proceedings in which they are made parties by reason of their being or having been directors or offices of the corporation, except in relation to matters as to which a recovery may be obtained by reason of an officer or director having been finally adjudged derelict in such action or proceeding in the performance of his duties.

   A.Excerpts from Article VI of the Bylaws of WesBanco:

Indemnification of Directors and Officers

   Each director and officer, whether or not then in office, shall be indemnified by the corporation against all costs and expenses reasonably incurred by and imposed upon him in connection with or resulting from any action, suit or proceeding, to which he may be made a party by reason of his being or having been a director or officer of the corporation, or of any other company which he served at the request of the corporation, except in relation to matters as to which a recovery shall be had against him by reason of his having been finally adjudged derelict in such action, suit or proceeding, in the performance of his duties as such director or officer, and the foregoing right of indemnification shall not be exclusive of other rights to which he may be entitled as a matter of law.

   B.West Virginia Corporation Law, W. Va. Code Section 31-1-9:

Section 31-1-9. Indemnification of officers, directors, employees and agents.

   (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, taxes and penalties and interest thereon, and amounts paid in settlement actually and reasonably incurred by him in connection with such action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, that such person did have reasonable cause to believe that his conduct was unlawful.

   (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter, including, but not limited to, taxes or any interest or penalties thereon, as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

   (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action or proceeding referred to in subsection (a) or (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

   (d) Any indemnification under subsection (a) or (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsection (a) or (b). Such determination shall be made
(1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action or proceeding, or (2) if such a quorum is not obtainable, or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the shareholders or members.

   (e) Expenses (including attorney's fees) incurred in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding as authorized in the manner provided in Subsection (d) upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this section.

   (f) The indemnification provided by this section shall not be deemed exclusive of any other rights to which any shareholder or member may be entitled under any bylaw, agreement, vote of shareholders, members or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

   (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section. (1961,c.15; 1974,c.13; 1975,c.118.)

   WesBanco does provide indemnity insurance to its officers and directors. Such insurance will not, however, indemnify officers or directors for willful misconduct or gross negligence in the performance of a duty to WesBanco.

Item 21. Exhibits and Financial Statement Schedules.

EXHIBIT      TITLE                                                          PAGE
-------      -----                                                          ----
2.1          Agreement and Plan of Merger (incorporated by reference to
             Appendix I of the Proxy Statement/Prospectus included in this Registration Statement).

2.2          First Amendment to Agreement and Plan of Merger
             (incorporated by reference to Appendix II of the Proxy Statement/Prospectus included in this Registration
             Statement).

3.1          Articles of Incorporation of WesBanco, Inc., restated as       *(1)
             of November 17, 1995.

3.2          Articles of Amendment to the Articles of Incorporation of      *(6)
             WesBanco, Inc.

3.3          Bylaws of WesBanco, Inc.                                       *(1)

4            Specimen Certificate of WesBanco, Inc. Common Stock.           *(2)

5 Opinion of Phillips, Gardill, Kaiser & Altmeyer, regarding the validity of the WesBanco common stock being registered (previously filed).

8 Form of opinion of Kirkpatrick & Lockhart LLP as to certain tax consequences of the merger (previously filed).

10.1         Restated WesBanco Directors' Deferred Compensation Plan,       *(1)
             effective December 15, 1994.

10.2 Employment Agreement by and among Thomas J. Hansberry, WesBanco, Inc. and WesBanco Bank Fairmont, Inc., dated March 3, 1999 (previously filed).

10.3         Employment Agreement by and among Ernest S. Fragale,           *(4)
             WesBanco  Mortgage Company and WesBanco, Inc., dated
             August 20, 1996.

10.4         Employment Agreement by and among Frank R. Kerekes, First      *(3)
             National Bank in Fairmont and WesBanco, dated March 2, 1994.

10.5         Employment  Agreement by and among Edward M. George,           *(3)
             WesBanco and WesBanco Bank Wheeling, effective
             January 1, 1993.

10.6         Employment  Agreement by and among Paul M.  Limbert,           *(3)
             WesBanco and WesBanco Bank Wheeling, effective
             January 1, 1993.

10.7         Employment Agreement by and among Dennis P. Yeager,            *(3)
             WesBanco and WesBanco Bank Wheeling, effective
             January 1, 1993.

10.9         Employment Agreement by and among Jerome B. Schmitt,           *(3)
             WesBanco and WesBanco Bank Wheeling, effective
             January 1, 1993.

10.10        Employment  Agreement by and among Stephen F. Decker,          *(3)
             Albright National Bank of Kingwood and WesBanco, effective
             December 2, 1991.

10.11        Employment Agreement by and among John W. Moore, Jr.,          *(3)
             WesBanco and WesBanco Bank Wheeling, effective
             December 1, 1993.

10.12        Key Executive Incentive Bonus and Option Plan.                 *(7)

10.13        Employment Continuity Agreement by and between Commercial      *(5)
             BancShares, Incorporated, and William E. Mildren, Jr., dated November 1, 1996.

10.14        Employment Continuity Agreement by and between Commercial      *(5)
             BancShares,  Incorporated,  and Larry G. Johnson, dated
             November 1, 1996.

10.15        Employment Agreement effective January 2, 1998 by and          *(5)
             between J. Christopher Thomas, WesBanco Bank Charleston and WesBanco, Inc.

10.16        Employment Agreement effective March 31, 1998 by and among     *(8)
             William E. Mildren, Jr., WesBanco, Inc. and WesBanco Bank
             Commercial.

10.17        Employment Agreement effective March 31, 1998, by and          *(8)
             among Larry G. Johnson, WesBanco, Inc. and WesBanco Bank
             Commercial.

11           Computation of Earnings Per Share.                             *(5)

21           Subsidiaries of the Registrant.                                *(5)

23.1 Consent of Ernst & Young LLP, independent accountants for WesBanco (previously filed).

23.2 Consent of Arnett & Foster P.L.L.C., independent accountants for Heritage (previously filed).

23.3 Consent of Phillips, Gardill, Kaiser & Altmeyer (previously filed).

23.4         Consent of Kirkpatrick & Lockhart LLP (previously filed).

23.5         Consent of Harman, Thompson,  Mallory & Ice, A.C., dated       *(5)
             March 8, 1999.

24           Power of Attorney (previously filed).

27           Financial Data Schedule                                        *(5)

99           Form of Proxy, filed herewith.


* Indicates document incorporated by reference.

(1) This exhibit is being incorporated by reference to a prior Registration Statement filed by the Registrant on Form S-4 under Registration No. 333-3905 which was filed with the Securities and Exchange Commission on June 20, 1996.

(2) This exhibit is being incorporated by reference to a prior Registration Statement filed by the Registrant on Form S-4 under Registration No. 33-42157 which was filed with the Securities and Exchange Commission on August 9, 1991.

(3) This exhibit is being incorporated by reference to a prior Registration Statement filed by the Registrant on Form S-4 under Registration No. 33-72228 which was filed with the Securities and Exchange Commission on November 30, 1993.

(4) This exhibit is being incorporated by reference to a prior Registration Statement by the Registrant on Form S-4 under Registration No. 333-11461 which was filed with the Securities and Exchange Commission on November 6, 1996.

(5) This exhibit is being incorporated by reference to a Form 10-K filed by WesBanco, Inc. with the Securities and Exchange Commission on March 11, 1999.

(6) This exhibit is being incorporated by reference to Form 10-Q filed by WesBanco, Inc. with the Securities and Exchange Commission on May 15, 1998.

(7)  This exhibit is being incorporated  by  reference to Schedule 14A (Appendix
     A) filed by WesBanco, Inc. with the Securities and Exchange Commission on March 13, 1998.

(8) This exhibit is being incorporated by reference to Form 8-K filed by WesBanco, Inc. with the Securities and Exchange Commission on April 15, 1998.

Item 22. Undertakings.

   The undersigned registrant hereby undertakes as follows:

   (a) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a Prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering Prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

   (b) The registrant undertakes that every Prospectus (i) that is filed pursuant to Paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

   (f) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheeling, West Virginia,
on March 22, 1999.           .


                                      WESBANCO, INC.

                                      By: /s/ Edward M. George
                                          -------------------------------------
                                          Edward M. George
                                          Its President and Chief
                                          Executive Officer

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the dates indicated.

      SIGNATURE                        TITLE                       DATE
-----------------------      --------------------------   --------------------


                             Director                        March   , 1999
-----------------------
Frank K. Abruzzino

*                            Director                        March 22, 1999
-----------------------
James E. Altmeyer

*                            Director                        March 22, 1999
-----------------------
Earl C. Atkins

*                            Director                        March 22, 1999
-----------------------
James G. Bradley

*                            Director                        March 22, 1999
-----------------------
Ray A. Byrd

                             Director                        March   , 1999
-----------------------
R. Peterson Chalfant

*                            Director                        March 22, 1999
-----------------------
John H. Cheffy

*                            Director                        March 22, 1999
-----------------------
Christopher V. Criss

*                            Director                        March 22, 1999
-----------------------
Stephen F. Decker

                             Director                        March   , 1999
-----------------------
James D. Entress

                             Director                        March   , 1999
-----------------------
Ernest S. Fragale

*                            Chairman, Director              March 22, 1999
-----------------------
James C. Gardill

/s/ Edward M. George         President, Chief Executive      March 22, 1999
-----------------------      Officer & Director
Edward M. George             (Principal Executive Office)

*                            Director                        March 22, 1999
-----------------------
Roland L. Hobbs

                             Director                        March , 1999
-----------------------
Larry G. Johnson

                             Director                        March , 1999
-----------------------
John W. Kepner

*                            Director                        March 22, 1999
-----------------------
Frank R. Kerekes

/s/ Paul M. Limbert          Executive Vice President        March 22, 1999
-----------------------      & Chief Financial Officer
Paul M. Limbert              (Principal Financial and
                             Accounting Officer)


                             Director                        March , 1999
-----------------------
Robert H. Martin

*                            Director                        March 22, 1999
-----------------------
William E. Mildren, Jr.

                             Director                        March , 1999
-----------------------
George M. Molnar

                             Director                        March , 1999
-----------------------
Eric Nelson

                             Director                        March , 1999
-----------------------
Richard K. Riederer

                             Director                        March , 1999
-----------------------
Melvin C. Snyder, Jr.

                             Director                        March , 1999
-----------------------
Joan C. Stamp

*                            Director                        March 22, 1999
-----------------------
Carter W. Strauss

*                            Director                        March 22, 1999
-----------------------
James W. Swearingen

*                            Director                        March 22, 1999
-----------------------
Reed J. Tanner

*                            Director                        March 22, 1999
-----------------------
Robert K. Tebay

                             Director                        March , 1999
-----------------------
J. Christopher Thomas

*                            Director                        March 22, 1999
-----------------------
John A. Welty

                             Director                        March , 1999
-----------------------
William E. Witschey

*/s/ Edward M. George
-----------------------
By Edward M. George
Attorney-in-Fact

                                  EXHIBIT INDEX


EXHIBIT      TITLE                                                          PAGE
-------      -----                                                          ----
2.1          Agreement and Plan of Merger (incorporated by reference to
             Appendix I of the Proxy.  Statement/Prospectus   which  is
             included  in  this   Registration Statement).

2.2          First Amendment to Agreement and Plan of Merger
             (incorporated by reference to Appendix II of the Proxy Statement/Prospectus which is included in this Registration Statement).

3.1          Articles of Incorporation of WesBanco, Inc., restated as       *(1)
             of November 17, 1995.

3.2          Articles of Amendment to the Articles of Incorporation of      *(6)
             WesBanco, Inc.
3.3          Bylaws of WesBanco, Inc.                                       *(1)

4            Specimen Certificate of WesBanco, Inc. Common Stock.           *(2)

5 Opinion of Phillips, Gardill, Kaiser & Altmeyer, regarding the validity of the WesBanco common stock being registered (previously filed).

8 Form of opinion of Kirkpatrick & Lockhart LLP as to certain tax consequences of the merger (previously filed).

10.1         Restated  WesBanco  Directors' Deferred Compensation  Plan,    *(1)
             effective December 15, 1994.

10.2 Employment Agreement by and among Thomas J. Hansberry, WesBanco, Inc. and WesBanco Bank Fairmont, Inc., dated March 3, 1999 (previously filed).

10.3         Employment Agreement by and among Ernest S. Fragale,           *(4)
             WesBanco  Mortgage Company and WesBanco, Inc., dated
             August 20, 1996.

10.4         Employment Agreement by and among Frank R. Kerekes, First      *(3)
             National Bank in Fairmont and WesBanco, dated March 2, 1994.

10.5         Employment  Agreement by and among Edward M. George,           *(3)
             WesBanco and WesBanco Bank Wheeling, effective
             January 1, 1993.

10.6         Employment  Agreement by and among Paul M.  Limbert,           *(3)
             WesBanco and WesBanco Bank Wheeling, effective
             January 1, 1993.

10.7         Employment  Agreement by and among Dennis P. Yeager,           *(3)
             WesBanco and WesBanco Bank Wheeling, effective
             January 1, 1993.

10.9         Employment Agreement by and among Jerome B. Schmitt,           *(3)
             WesBanco and WesBanco Bank Wheeling, effective
             January 1, 1993.

10.10        Employment  Agreement by and among Stephen F. Decker,          *(3)
             Albright National Bank of Kingwood and WesBanco, effective
             December 2, 1991.

10.11        Employment Agreement by and among John W. Moore, Jr.,          *(3)
             WesBanco and WesBanco Bank Wheeling, effective
             December 1, 1993.

10.12        Key Executive Incentive Bonus and Option Plan.                 *(7)

10.13        Employment Continuity Agreement by and between Commercial      *(5)
             BancShares, Incorporated, and William E. Mildren, Jr., dated November 1, 1996.

10.14        Employment Continuity Agreement by and between Commercial      *(5)
             BancShares,  Incorporated,  and Larry G. Johnson, dated
             November 1, 1996.

10.15        Employment Agreement effective January 2, 1998 by and          *(5)
             between J. Christopher Thomas, WesBanco Bank Charleston and WesBanco, Inc.

10.16        Employment Agreement effective March 31, 1998 by and among
             William E. Mildren, Jr., WesBanco, Inc. and WesBanco Bank      *(8)
             Commercial.

10.17        Employment Agreement effective March 31, 1998, by and          *(8)
             among Larry G. Johnson, WesBanco, Inc. and WesBanco Bank
             Commercial.

11           Computation of Earnings Per Share.                             *(5)

21           Subsidiaries of the Registrant.                                *(5)

23.1 Consent of Ernst & Young LLP, independent accountants for WesBanco (previously filed).

23.2 Consent of Arnett & Foster P.L.L.C., independent accountants for Heritage (previously filed).

23.3         Consent of Phillips,  Gardill, Kaiser & Altmeyer
             (previously filed).

23.4         Consent of  Kirkpatrick  & Lockhart  LLP, (previously filed).

23.5         Consent of Harman, Thompson,  Mallory & Ice, A.C., dated       *(5)
             March 8, 1999.

24           Power of Attorney (previously filed).

27           Financial Data Schedule                                        *(5)

99           Form of Proxy, filed herewith

* Indicates document incorporated by reference.

(1) This exhibit is being incorporated by reference to a prior Registration Statement filed by the Registrant on Form S-4 under Registration No. 333-3905 which was filed with the Securities and Exchange Commission on June 20, 1996.

(2) This exhibit is being incorporated by reference to a prior Registration Statement filed by the Registrant on Form S-4 under Registration No. 33-42157 which was filed with the Securities and Exchange Commission on August 9, 1991.

(3) This exhibit is being incorporated by reference to a prior Registration Statement filed by the Registrant on Form S-4 under Registration No. 33-72228 which was filed with the Securities and Exchange Commission on November 30, 1993.

(4) This exhibit is being incorporated by reference to a prior Registration Statement by the Registrant on Form S-4 under Registration No. 333-11461 which was filed with the Securities and Exchange Commission on November 6, 1996.

(5) This exhibit is being incorporated by reference to a Form 10-K filed by WesBanco, Inc. with the Securities and Exchange Commission on March 11, 1999.

(6) This exhibit is being incorporated by reference to Form 10-Q filed by WesBanco, Inc. with the Securities and Exchange Commission on May 15, 1998.

(7)  This  exhibit  is being incorporated by reference to Schedule 14A (Appendix
     A) filed by WesBanco, Inc. with the Securities and Exchange Commission on March 13, 1998.

(8) This exhibit is being incorporated by reference to Form 8-K filed by WesBanco, Inc. with the Securities and Exchange Commission on April 15, 1998.